

TACTICAL ADVANCES... STRATEGIC SUCCESS.

NCO GROUP | 2002 ANNUAL REPORT

Revenue[1,2] (Amounts in thousands)

'98	$ 209,947
'99	$ 460,311
'00	$ 587,452
'01[3]	$ 683,873
'02	$ 703,450

Income from operations[1,2] (Amounts in thousands)

'98	$ 32,938
'99	$ 68,019
'00	$ 81,876
'01[3]	$ 57,344
'02	$ 91,049

Income from continuing operations applicable to common shareholders per share – diluted[1,2]

'98	$ 0.84
'99	$ 1.17
'00	$ 1.36
'01[3]	$ 0.58
'02	$ 1.54

Summary Financial Highlights[1,2]

Amounts in thousands, except per share data

For the years ended December 31,	1998	1999	2000	2001[3]	2002
Statement of Income Data:					
Revenue	$ 209,947	$ 460,311	$ 587,452	$ 683,873	$ 703,450
Income from operations	32,938	68,019	81,876	57,344	91,049
Income from operations %	15.7%	14.8%	13.9%	8.4%	12.9%
Income from continuing operations	18,263	28,299	35,178	15,038	42,159
Income from continuing operations applicable to common shareholders per share — diluted	$ 0.84	$ 1.17	$ 1.36	$ 0.58	$ 1.54

For the years ended December 31,	1998	1999	2000	2001	2002
Balance Sheet Data:					
Cash and cash equivalents	$ 22,528	$ 50,513	$ 13,490	$ 32,161	$ 25,159
Working capital	31,517	65,937	76,824	97,478	105,984
Net assets of discontinued operations	27,740	41,492	—	—	—
Total assets	410,992	791,692	781,257	928,864	966,281
Long-term debt, net of current portion	143,831	323,949	303,920	357,868	334,423
Minority interest	—	—	—	21,213	24,427
Redeemable preferred stock	11,882	—	—	—	—
Shareholders' equity	199,465	364,888	375,464	392,302	435,762

[1] Gives effect to the restatement for a correction of an error due to the change in accounting method for the revenue recognition of a long-term guarantee contract for the years ended December 31, 2000 and 2001.

[2] The years ended December 31, 1998, 1999, 2000, and 2001 included goodwill amortization expense, net of tax, of $4.0 million, $11.2 million, $11.8 million, and $11.9 million, respectively. In accordance with the adoption of FASB No. 142, the Company stopped amortizing goodwill on January 1, 2002. This data should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

[3] Includes $14.5 million of one-time charges, net of tax.

NCO Company Profile

NCO Group is the world's leading provider of innovative customer and receivables management solutions. Clients leverage our resources – personnel, technology, facilities, and expertise – to gain access to powerful solutions at each stage of the revenue cycle, from customer care and delinquency management to bad debt recovery. Our international network of call centers, scalable technology platform, and customizable industry solutions enable us to maximize performance and recovery, delivering improved cash flow and efficiency to our clients.

Customized Industry Solutions

Financial & Retail
- Bad Debt Recovery
- Call Center Outsourcing
- Delinquency Management
- Customer Care

Healthcare
- Eligibility Program Services
- Extended Office Services
- Bad Debt Recovery
- Pre-Collection
- Claims Resolution Services
- Lien Services

Commercial
- Bad Debt Recovery
- Financial Investigative Services
- Delinquency Management
- Call Center Outsourcing

Utility & Telecommunications
- EarlyContact™ Delinquency Management
- Final Bill Collection
- Payment Arrangements
- Customer Service & Back-Office Outsourcing
- Bad Debt Recovery

Education & Government
- Bad Debt Recovery
- Default Aversion

Cross-Industry Solutions
- NCOePayments™
- NCO Attorney Network Services
- Portfolio Purchasing through NCO Portfolio Management, Inc.

suc'cess *n.*

The achievement of something planned; the outcome of effort.

Dear Fellow Shareholders:

2002 was a remarkable year for NCO, as it was for many companies throughout the United States. We continued to experience the most difficult business and economic climate in 25 years. The rise in consumer debt, coupled with higher unemployment and declining consumer confidence, challenged our ability to collect the accounts assigned to us by our clients. These trends also accelerated the pace of our daily business operations and the speed at which our clients demanded responsive solutions to their own operating challenges.

The decelerating economy, changes in the spending patterns of our clients, and operating expense inflation have all challenged NCO management to approach the business from a more tactical perspective to drive the long-term success of our business plan. Despite this adverse environment, NCO Group experienced revenue growth and maintained a solid financial position through the tactical execution of our business plan. Meeting these challenges has made NCO a stronger organization, poised to take advantage of whatever path the business environment takes. This tactical approach is the route to strategic success.

Financial Overview

In February 2003, the Company's independent auditors reviewed the Company's method of revenue recognition related to a long-term collection contract. While the Company's independent auditors had been aware of the revenue recognition policy for this contract and had issued unqualified audit opinions in 2000 and 2001, NCO management and the audit committee of the Board of Directors concurred with the independent auditor's recommendation to change the method of revenue recognition. A complete discussion of this change is provided in NCO's Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission. This change also resulted in the restatement of the Company's financial statements for 2000, 2001, and quarterly financial statements for 2002.



Michael J. Barrist in the Technology Support Center at NCO's corporate headquarters

The 2002 financial highlights include:

- Revenue for 2002 was $703.5 million, an increase of 3% over our restated 2001 revenue.
- Net income was $42.2 million, or $1.54 per share, on a diluted basis, as compared to restated net income of $15.0 million, or $0.58 per share, on a diluted basis for 2001. Net income for 2001 included $14.5 million of previously reported one-time charges, net of tax, and $11.9 million of goodwill amortization, net of tax.

2003 – A Year of Challenges and Opportunities

We expect 2003 to present many of the same challenges as 2002. Our clients will now, more than ever, look to NCO as a business partner to help them manage their assets through the continuing challenges of the economic environment. We believe our strong performance, in conjunction with our financial strength and integrated global platform, will allow us to continue to harvest many new opportunities for growth as delinquencies rise and expense inflation makes outsourcing a better alternative. NCO is viewed by its clients as a stable business partner, in an environment that is anything but stable.

Our success in this environment will not be defined at a moment in time, nor by just one measure such as share price or market performance in a given quarter or even a given year. Our success will be realized by achieving sustainable long-term growth that builds shareholder value while meeting the day-to-day challenges of operating in a difficult economy. NCO's success will come from continuing to meet our clients' need for solutions to improve their cash flow, reduce charge-offs, and increase the efficiency of their own internal operations. This success will drive growth and a long-term increase in value for the Company's shareholders. The Company's focus for 2003 is simple: continue to execute our tactical plan, and NCO will achieve strategic success now and in the future.

Today, NCO offers considerable strengths to shareholders and clients alike, and these strengths are the foundation for the Company's future growth:

- NCO is, and will continue to be, the dominant provider in the market for accounts receivable and outsourced call center services. Consistent top performance and unparalleled resources that allow us to respond quickly to high-volume requirements make NCO the number one choice for new opportunities that arise within our existing client base.
- NCO offers customized solutions within each vertical market we serve. These solutions ensure that we have the range of services necessary to meet our clients' present and future needs.
- NCO operates with a tightly managed cost structure, which allows us to grow while managing the business effectively in a sluggish economy.

Continued focus on these strengths, in conjunction with careful management of our financial resources and a focus on operational excellence, will allow us to achieve long-term success. These fundamental strengths are the basis of all of our business plans. We believe NCO is positioned to retain value and grow, even if there is no economic improvement or the economy continues to deteriorate. More importantly, NCO also has the ability to readily exploit any developments in the economy that improve the collection environment. The five key strategies that are crucial to our success are shown in the following table:

Focus	NCO's Strategy
Revenue Growth	Position the Company with the resources and flexibility to grow revenue by harnessing economic improvement when it comes (whether in the short or mid-term), while ensuring that NCO has the structure to succeed if the economic environment does not improve.
Workforce	Ensure that NCO has access to cost-effective, efficient, and productive labor resources, both domestically and abroad.
Information	Leverage the information imbedded in our databases to improve operational efficiency and performance. Reengineer NCO's core processing and accounting systems to deliver better information and drive improved profitability.
Technology	Build a global technology platform that is scalable, secure, redundant, and adaptable to meet the challenges of expanding global operations and business growth.
Compliance	Develop and implement additional safeguards to ensure the integrity of NCO's financial reporting and compliance with all applicable laws, regulations and standards of ethical behavior.

The sections that follow this letter outline our tactical plans for the execution of our business strategies. Read these tactics as roadmaps that will carry us successfully over whatever obstacles we face in our operating environment. These tactics ensure that we manage effectively in the current economy, while continuing to invest in the Company's future. For NCO, the definition of success is ensuring that we operate productively and efficiently in any economic environment, producing consistent long-term growth in earnings and profitability, and continuing to build shareholder value. Effective execution of our tactics should lead to long-term success and make NCO the Company we are proud of today and in the future.



Michael J. Barrist
Chairman of the Board,
President, and Chief Executive Officer



REVENUE GROWTH STRATEGY...

ANTICIPATING AND SEIZING OPPORTUNITIES.

NCO's revenue growth strategy can be summed up simply: navigate through today's troubled economic climate while building a solid foundation for continued growth in the future. We use revenue growth tactics that will enable us to grow and operate profitably in the near term. More importantly, we align ourselves to capitalize on any upward swing in the economy, whether that swing occurs in the next year or in the next five years. NCO's resources – people, facilities, technology, and expertise – have always enabled us to respond quickly to clients' needs, which can literally change overnight with an upswing in delinquency rates or staffing shortfalls that require cost-effective outsourcing solutions for internal functions. The revenue growth tactics that will lead to our long-term success include:

Focusing on Sales Management

In late 2002 and early 2003, executive and senior sales management focused intensely on analyzing NCO's relationships with all major clients. To maximize revenue growth, tactical sales and marketing plans have been developed to ensure that we are pursuing every opportunity to extend NCO's services across the full range of our clients' revenue cycle. In 2003, we intend to expand our executive management team by adding an Executive Vice President of Sales and Marketing, which should enable the Company to further strengthen new and existing client relationships and position the company for continued market leadership.

Leveraging Acquisition Opportunities

While the soft economy creates a more challenging operating environment, it is also likely to drive potential acquisition opportunities as consolidation continues within the collection industry and companies face new economic hurdles as they attempt to restructure their financing. Two such strategic acquisitions occurred in 2002.

TACTICS AT WORK

Focusing on sales management and anticipating and seizing acquisition opportunities will allow NCO to grow and operate profitably in the near term and benefit from any upward swing in the economy, now *or in the future.*



The purchase of the Great Lakes Collection Bureau provided the near-term benefit of expanding the Company's domestic receivables outsourcing business, while enabling both NCO Group and NCO Portfolio to develop a strong ongoing business relationship with a major credit card issuer. The acquisition of the Revenue Maximization Group will enable NCO's Healthcare Services to penetrate the northeast U.S. market, where we currently have a limited presence. We continue to look at opportunities like these to deliver a distinct competitive advantage in each vertical market we serve, enabling us to enhance the breadth of our solutions and strengthen our client relationships with additional services.





Access to qualified employees, cost of payroll and benefits, and employee retention are three of the biggest issues NCO faces in an industry with historically high staff turnover rates. NCO's workforce strategy and tactics balance these challenges with our clients' growing demands to deliver services at a lower cost through the use of offshore call centers. The workforce tactics that will lead to our long-term success include:

Leveraging Foreign Labor

NCO is responding to client demands for lower-cost services by developing intelligent and efficient access to foreign labor through the NCO network. We have established call centers in Canada and India to serve our U.S.-based clients. The Canadian centers provide outsourcing services and third-party collections, while the operations in India currently provide outsourcing services. We are now training and developing the call center staff in India to handle third-party collections. A methodical approach to implementation and training will ensure that the foreign representatives fully understand credit cards and the psychology of the American consumer in order to provide the same quality of service as their U.S. counterparts.

Regardless of where the services are performed, clients benefit from a single point of contact within NCO. Many clients are choosing to balance their business among the U.S., Canada, and India in order to achieve the optimum balance of performance and cost savings. Because these offshore call centers are fully connected within the NCO technology infrastructure, they also minimize clients' risk of operating offshore, providing the peace of mind and security of a comprehensive business recovery strategy.

WORKFORCE STRATEGY...
BALANCING COMPLEX DEMANDS.

Improving Quality and Retention

We continue to expand our access to qualified personnel by partnering with local and state governments, colleges, and universities to train and develop a qualified labor pool. In selected locations, outside staffing services may be used to strengthen recruiting efforts and increase the flow of qualified applicants. In all NCO offices, improved recruiting and screening techniques have introduced a higher skill level in newly hired employees, leading to increased job satisfaction and reduced turnover. Our emphasis on training and testing will continue to expand throughout the employee's career with NCO. From more extensive background investigations and expanded pre-employment testing, through initial and ongoing training using Web-based technology and other cost-effective techniques, we continually enhance the professionalism and skill set of our staff.



Consolidating Call Centers

The current business climate has led to some attractive opportunities for the tactical consolidation of existing facilities. Changes in technology and telecommunications have spurred a new viability to the concept of merging several offices into one. The newest mega-center, opened in Baltimore, Maryland, in March 2003, consolidated four offices spread across the Baltimore-Washington suburbs into a 135,000 square foot facility located in Baltimore's historic Montgomery Park enterprise zone. Larger call centers like

TACTICS AT WORK

Our clients demand that we deliver better services at a lower cost. Attracting and retaining experienced staff is crucial to improved profitability. NCO is meeting these complex demands with a balanced approach to innovative hiring, testing, and training methods that improve employee quality and retention while leveraging consolidated call centers and labor in Canada and India to create efficiencies that benefit clients and NCO alike.

the Baltimore facility enhance staff productivity, effectiveness and efficiency through lower costs and a concentration of human and management resources. Additionally, they allow us to create a career path for our employees because each site offers a full spectrum of employment opportunities after successful



completion of the entry-level training and deployment.

The operational successes of developing these consolidated centers are enhanced by government-sponsored incentive packages for tax abatement, staff expansion, training funds, and redevelopment of the selected sites.



TACTICS AT WORK

NCO's databases hold a wealth of intelligence to drive performance and profitability. Tactical plans to reengineer management reporting systems, improve business analytics, and reinvent back-office processes give us the power to deliver improved productivity, timely client service and more cost-effective processes every day.

With over 70 million consumer records on file, we have a wealth of intelligence that can be accessed to drive improved performance and profitability. We have begun several tactical initiatives to leverage this data to manage our collection operations more effectively while enhancing results and controlling or reducing costs.

Reengineering Management Reporting



NCO has begun to design and implement the next phase of the Company's management reporting system. Spanning several years, this initiative will incorporate significant reengineering and redesign of many of the key financial functions at NCO. Once fully implemented, the redesigned systems will link operating and financial systems to support personnel, profitability, and statistical and business analytics. Banking relationships will be incorporated directly into our operations and reporting to provide a faster, more reliable, and more secure understanding of consumer and client transactions and how they affect our business on a daily basis. This reëngineering will provide the same visibility for our clients and provide a new operating environment with online reporting, thereby reducing costs, improving efficiency and enhancing client satisfaction.



INFORMATION STRATEGY... LEVERAGING VITAL INTELLIGENCE.

Improving Business Analytics

The development and use of collection scoring models for new business opportunities concentrates resources first on the most collectible accounts to produce the fastest collection results. The same models aid in determining collection rates and fees, as well as providing a model for the pricing of purchased portfolios. This tactic has been coupled with the expanded use of purchased data from public records databases and credit bureaus to improve recovery results. Data mining will enable us to further analyze collection trends, client relationships, and profitability to maximize the returns for the Company and our clients.



Reinventing Back-Office Processes

Another significant tactical initiative that will improve collections and reduce costs is already underway in NCO's back-office processing for consumer correspondence and bankruptcy management. Relationships with third-party data vendors have been enhanced to provide more timely bankruptcy reporting, enabling NCO to identify affected accounts earlier. This redesigned process augments compliance with all regulations pertaining to these accounts, and speeds the movement of bankruptcy documents to NCO's compliance department and clients. Correspondence processing will be streamlined with improvements to our document imaging capabilities and workflow reengineering, delivering faster access to information. The improved use of automation should reduce staffing requirements in these back-office functions, delivering reduced costs.

NCO's strategy of continuous investment in technology ensures that we have a global platform and network that connects our 76 facilities around the world with over 600 client systems and data sources. This platform provides the stability and scalability needed to respond to client needs quickly without regard to location. Our new corporate data center, located in Horsham, Pennsylvania, has the level of planned redundancy and security needed to sustain this global network and is supported by a comprehensive business recovery plan should disaster occur. Tactical initiatives now underway ensure that NCO's technology platform will continue to support future growth while meeting our clients' requirements for data security, service, and business recovery.

Implementing Capacity Management Plans

The implementation of a capacity-planning model in 2003 will allocate reserve capacity physically in existing call centers and virtually in network bandwidth. This capacity will further strengthen NCO's ability to capitalize on emerging business opportunities by readily responding to a client's need for rapid program expansion or new program implementation. This plan will also provide additional hot site capacity for business recovery purposes beyond NCO's contracted hot sites in Philadelphia, Pennsylvania, and Montreal, Canada.

Increasing Data Security

The security of data and personal information is now, more than



ever, a major concern among clients and regulators. While information system security has always been an integral part of our daily operations, NCO has undertaken a multi-year, multi-million dollar initiative to enhance and protect our systems and facilities against intrusion with new tools and monitoring by dedicated staff.

TECHNOLOGY STRATEGY...

CONNECTING GLOBAL OPERATIONS.

Expanding Redundancy

NCO's technology architecture has long featured a high level of redundancy that ensures rapid recovery of the Company's online



collection systems through a hot site partner with minimal business impact. Additionally, the Company has developed a redundant server farm at an alternate location, which provides virtual redundancy for mission-critical aspects of our call center operations in the event of a data center disaster. In early 2003, additional redundancy was built for all Internet-based services and websites, with NCO's data center now housing all Web servers in a fully redundant server farm that balances the load of page requests with the demand for services to ensure availability.

Improving Client Service

Expanding our clients' ability to access secure, online websites for service and for processing consumer payments continued in 2002 and will carry on throughout 2003 and beyond. Many of NCO's utility industry clients use secure NCOePayments™ websites to process customer payments and view payment reporting data. NCO's management of legal recovery actions was enhanced by the introduction of NCOeRecoverEase to our attorney network, enabling clients and attorneys alike to perform status inquiries and obtain reports, while improving the efficiency of assigning accounts to attorneys. Two other secure websites introduced in 2003 will enable NCO's commercial and education clients to place accounts, access reporting, and view account records online. These initiatives not only improve the convenience of service for our clients, they improve back-office efficiency and reduce the time needed to service clients by telephone.



TACTICS AT WORK

NCO connects 76 worldwide facilities with a vast global platform and network. Initiatives to implement capacity management plans, strengthen data security, improve redundancy, and provide client access to information ensure that this platform will continue to support future growth while quickly responding to clients' needs today.



COMPLIANCE STRATEGY...
SAFEGUARDING CORPORATE INTEGRITY.

Compliance with applicable laws and regulations has always been a top priority at NCO. In 2003, we will raise compliance to an even higher level. New regulations, increased client requirements, and recent events in the business community have heightened our awareness that the message both within and outside our organization needs to be clear and consistently delivered. Our tactical approach implements additional safeguards to ensure compliance with all standards of ethical behavior at all levels of the Company. These increased safeguards include:

Ensuring Confidentiality

With the enactment of new standards for privacy, data security, and administrative simplification under the Healthcare Insurance Portability and Accountability Act of 1996 (HIPAA), we have concluded an in-depth analysis to identify areas for further improvement in all of NCO's privacy compliance practices. In 2003, this will result in the implementation of additional compliance training and awareness programs for our healthcare services employees, as well as enhanced security at various facilities. This investment in HIPAA compliance sets a high standard for "best practices" that will be applied across all of NCO's business lines to ensure the protection and the confidentiality of our clients' data.

Strengthening Corporate Governance

NCO management has traditionally maintained a high standard of transparency and ethics in business conduct, long before the Sarbanes-Oxley Act increased the level of scrutiny for corporate financial reporting and governance. In response to the Act, NCO has further strengthened internal accounting processes and added



TACTICS AT WORK



Compliance with applicable laws and regulations has always been important at NCO. We continue to safeguard our corporate integrity with confidentiality training and awareness programs, stronger internal processes and procedures, and tools that empower employees to live by and reinforce our code of conduct.

additional compliance procedures to ensure that there are no conflicts of interest such as those that have recently befallen some



of the country's largest companies. All management staff must attest, to the best of their individual knowledge, as to the accuracy of the information coming from NCO's operations and the corresponding financial reporting on a quarterly basis, or report areas of non-compliance for further investigation through the Company's internal audit function. NCO is committed to the constant ongoing development of comprehensive corporate governance and compliance processes that will help our investors, clients and employees to have confidence in our financial reporting and conduct.

Reinforcing NCO's Code of Conduct

As a part of the employment process, all NCO employees review the Company's Code of Conduct and sign compliance statements that testify to their commitment to comply with all applicable laws and regulations and protect the confidentiality of consumer and commercial data. In 1999, long before the heightened awareness of the need for corporate integrity, the Company established a confidential reporting process through a third-party hotline service, which can be used by employees to report suspected violations or unethical conduct, anonymously and without fear of retribution. Managers and internal communication tools will continue to reinforce the Code of Conduct and ensure that all employees are aware of the hotline process.


Profile #1: The Solution
Improvements in each business process ...
INCOME



NCO — ACHIEVING SUCCESS...
IN A CHALLENGING ENVIRONMENT.

NCO's blueprint for success is ensuring that we adapt to changing economic and business environments, produce consistent long-term growth in earnings and profitability, and continue to build shareholder value. Our strategies and tactics work together to deliver greater efficiency, new client revenue, reduced operating expenses and to strengthen compliance.

The tactical execution of our strategies benefits our clients by providing the resources they need to compete effectively. NCO leads the industry with an unparalleled array of customizable accounts receivable management and call center outsourcing solutions that enable our clients to do business better, faster, and more cost-effectively. Our continued focus on enhancing client relationships, ensuring a diverse and stable workforce, and deploying a scalable, global network, will enable us to continue to respond to rapidly changing client business requirements and leverage each new opportunity into long-term growth.

For our internal operations, process reengineering and enhanced business analytics will improve internal efficiency, enhance client service, reduce operating expenses, and improve performance, thereby delivering improved profitability. Safeguarding the integrity of our business conduct will strengthen compliance with today's financial reporting requirements and regulatory environment. All of these initiatives will enable NCO to achieve success, throughout 2003 and beyond.

CORPORATE INFORMATION

Corporate Headquarters
507 Prudential Road
Horsham, PA 19044
215-441-3000

Auditors
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Counsel
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103

Transfer Agent and Registrar
Mellon Investor Services, LLC
44 Wall Street, 6th Floor
New York, NY 10005

DIRECTORS

Michael J. Barrist
Chairman of the Board,
President and Chief Executive
Officer, NCO Group, Inc.

William C. Dunkelberg, Ph.D.
Professor of Economics
Fox School of Business
and Management
Temple University

Charles C. Piola, Jr.
Independent Investor
and Consultant

Leo J. Pound
Principal, Pound Consulting

Eric S. Siegel
President and Owner
Siegel Management Company

Allen F. Wise
Chief Executive Officer
Coventry Corporation

EXECUTIVE OFFICERS

Michael J. Barrist
Chairman of the Board,
President and Chief
Executive Officer

Stephen W. Elliott
Executive Vice President –
Information Technology and
Chief Information Officer

Joshua Gindin, Esq.
Executive Vice President and
General Counsel

Steven L. Leckerman
Executive Vice President –
U.S. Operations

Paul E. Weitzel, Jr.
Executive Vice President –
Corporate Development and
International Operations

Steven L. Winokur
Executive Vice President – Finance,
Chief Financial Officer and Treasurer

ANNUAL MEETING

The Annual Meeting of the Shareholders of NCO Group, Inc. will be held:

May 19, 2003, 2:00 p.m.
Philadelphia Marriott West
111 Crawford Avenue
West Conshohocken, PA 19428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K/A

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year ended December 31, 2002

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File No. 0-21639

NCO GROUP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	23-2858652 (IRS Employer Identification No.)
507 Prudential Road, Horsham, Pennsylvania (Address of principal executive offices)	19044 (Zip Code)

Registrant's telephone number, including area code (215) 441-3000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common stock, no par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

The aggregate market value of voting and nonvoting common equity held by nonaffiliates was approximately $430,810,000[1].

The number of shares of the registrant's common stock outstanding as of March 11, 2003 was 25,908,000.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Proxy Statement to be filed in connection with its 2003 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report. Other documents incorporated by reference are listed in the Exhibit Index.

---

(1)The aggregate market value of the voting and nonvoting common equity held by nonaffiliates set forth equals the number of shares of the registrant's common stock outstanding, reduced by the number of shares of common stock held by officers, directors and shareholders owning 10 percent or more of the registrant's common stock, multiplied by $22.09, the last reported sale price for the registrant 's common stock on June 28, 2002, the last business day of the registrant's most recently completed second fiscal quarter. The information provided shall in no way be construed as an admission that any person whose holdings are excluded from this figure is an affiliate of the registrant or that such person is the beneficial owner of the shares reported as being held by him/it, and any such inference is hereby disclaimed. The information provided herein is included solely for record-keeping purposes of the Securities and Exchange Commission.

TABLE OF CONTENTS

The purpose of this amendment is to correct the restated per share data for the quarter ended June 30, 2001, set forth on page 38 of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As used in this Annual Report on Form 10-K, unless the context otherwise requires, "we," "us," "our," "Company" or "NCO" refers to NCO Group, Inc. and its subsidiaries.

Forward-Looking Statements

Certain statements included in this Annual Report on Form 10-K, including without limitation statements in Item 1. "Business" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and statements other than historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. Forward-looking statements include, without limitation, statements as to the Company's expected future results of operations, the Company's growth strategy, the Company's Internet and e-commerce strategy, the final outcome of the environmental liability and the Company's litigation with its former landlord, the effects of the terrorist attacks, war and the economy on the Company's business, expected increases in operating efficiencies, anticipated trends in the accounts receivable management industry, estimates of future cash flows of purchased accounts receivable, estimates of goodwill impairments and amortization expense of other intangible assets, the effects of legal or governmental proceedings, the effects of changes in accounting pronouncements and statements as to trends or the Company's or management's beliefs, expectations and opinions. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this report, certain risks, uncertainties and other factors, including, without limitation, the risk that the Company will not be able to achieve expected future results of operations, the risk that the Company will not be able to implement its growth strategy as and when planned, risks associated with NCO Portfolio Management, Inc. ("NCO Portfolio"), risks associated with growth and future acquisitions, the risk that the Company will not be able to realize operating efficiencies in the integration of its acquisitions, fluctuations in quarterly operating results, risks relating to the timing of contracts, risks related to purchased accounts receivable, risks associated with technology, the Internet and the Company's e-commerce strategy, risks related to the environmental liability, risks relating to the Company's litigation and regulatory investigations, risks related to past or possible future terrorist attacks, risks related to the threat or outbreak of war or hostilities, risks related to the current economic condition in the United States, risks related to the Company's foreign operations, risks related to the economy, and other risks described under Item 1. "Business – Investment Considerations" or in the Company's other filings made from time to time with the Securities and Exchange Commission, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements.

The Company disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

Restatement of Financial Statements

On February 6, 2003, our independent auditors informed us that, based on their further internal review and consultation, they no longer considered our methodology for revenue recognition for a long-term guarantee contract appropriate under revenue recognition guidelines. Further review by us with our independent auditors led us to conclude that we should change our method of revenue recognition for the contract. The change resulted in the deferral of the recognition of revenue under the contract until such time as any contingencies related to the realization of revenue have been resolved. Our financial statements and the accompanying notes for the years ended December 31, 2000 and 2001, have been restated for a correction of an error due to this change.

PART I

Item 1. Business.

General

We believe we are the largest provider of outsourced accounts receivable management and collection services in the world, serving a wide range of clients in North America and abroad. Our extensive industry knowledge, technological expertise, management depth, and long-standing client relationships enable us to deliver customized solutions that improve our clients' accounts receivable recovery rates, thus improving their financial performance. Our services are provided through the utilization of sophisticated technologies including advanced workstations, leading-edge client interface systems, and call management systems composed of predictive dialers, automated call distribution systems, digital switching and customized computer software. We have approximately 9,300 employees who provide our services through the operation of 76 centers.

Our website is www.ncogroup.com. We make available, free of charge, on our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings (excluding exhibits) made with the SEC. Requests should be directed to:

NCO Group, Inc.
507 Prudential Road
Horsham, PA 19044
Attention: Steven L. Winokur, Executive Vice President, Finance,
Chief Financial Officer and Treasurer

The information on the website listed above, is not and should not be considered part of this annual report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

Industry Background

Increasingly, companies are outsourcing many noncore functions to focus on revenue-generating activities, reduce costs and improve productivity. In particular, many large corporations are recognizing the advantages of outsourcing accounts receivable management and collections. This trend is being driven by a number of industry-specific factors:

- First, the complexity of accounts receivable management and collection functions in certain industries has increased dramatically in recent years. For example, with the increasing popularity of health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs, healthcare institutions now face the challenge of billing not only large insurance companies but also individuals who are required to pay small, one-time co-payments.
- Second, the increasing complexity of the collection process that requires sophisticated call management and database systems for efficient collections.
- Third, the trend in certain industries to outsource noncore functions, due to competitive pressures, changing regulations and/or required capital expenditures.
- Fourth, the increased focus by credit grantors on early identification and intervention in pre-delinquent debt (i.e., debt with an average age of less than 90 days).

We operate in a large industry with positive growth dynamics. Growth in our industry is fundamentally driven by the continuing growth in consumer and commercial debt. According to *The Kaulkin Report*, an industry publication, overall consumer debt in 2000 exceeded $8.3 trillion. Approximately $135 billion of delinquent consumer debt was estimated to have been placed for collection with third-party collection agencies during 2000, nearly double the $73 billion placed in 1990. The primary market sectors within our industry are financial services, healthcare, and retail and commercial. Other important market sectors include telecommunications, utilities, and government.

The accounts receivable management and collection industry is highly fragmented. Based on information obtained from the American Collectors Association, there are approximately 6,500 accounts receivable management and collection companies in the United States, the majority of which are small, local businesses. We believe that many smaller competitors have insufficient capital to expand and invest in technology and are unable to adequately meet the geographic coverage and quality standards demanded by businesses seeking to outsource their accounts receivable management function.

Strategy

Our strategy is to maintain our market dominance as we become a global provider of accounts receivable management and collection services. Our strategy to achieve these objectives includes the following elements:

Expand our relationships with clients - A significant amount of our growth stems from the expansion of existing client relationships. These relationships and the resulting opportunities continue to grow in scale, complexity and profit potential. Over time, we believe these relationships should transition from the operational delivery of services to the strategic development of long-term, goal-oriented partnerships where we are sharing in the improved profitability and operational efficiencies created for our clients.

Enhance our operating margins - Until 2001, we focused primarily on realizing efficiencies through the integration of acquired companies. Over the next several years, we intend to continue to pursue the following initiatives to increase profitability:

- standardization of systems and practices;
- consolidation of facilities;
- automation of clerical functions;
- use of statistical analysis to improve performance and reduce direct unit costs;
- leveraging our purchasing power; and
- leveraging foreign labor.

Business Process Improvements - We continually develop and enhance our technology and infrastructure with initiatives that improve the efficiency of our operations and enhance client service. Examples of recent initiatives include:

- *Online access for Attorney Network Services:* We went "live" with our new Attorney Network System (E-Recoverease), which brings us online with over 70 attorneys from across the United States. They are now able to receive, process, and return updates for all forwarded accounts using the latest web server technology.

- *Quality control over client data exchange:* We have continued to develop a proprietary software product that tracks both the client inbound files and the client remittance files. The system now incorporates all the features for both quality and production control.

- *Enhanced technology for commercial collections:* We completed a comprehensive re-engineering of the business processes for our commercial collections. This re-engineering, coupled with the introduction of redesigned proprietary software, will improve both sales and collections, as well as credit investigative reporting services.

- *Web enabled electronic bill payment for our clients and their customers:* We have developed web-based platforms that process real-time credit card authorizations and electronic bank drafts that are then applied to customer accounts on the client's billing system. The system is available to the clients' employees inside their own call centers and to their customers for self service over the Internet.

- *Improved client host integration:* We continue to see increased efficiency gains by integrating and automating client host connections and their associated workflows utilizing the NCO ACCESS Interface Manager. Our representatives are able to work on our systems and the client systems together from a single interface that is common across all call centers, yet customized to accommodate each client's workflow. This delivers benefits including a reduction in project ramp-up time, a reduction in training costs, and an overall increase in account representative productivity.

- *On-going business process reengineering:* We continue to drive improved performance and reduced cost through our on-going focus on business process improvement. For instance, we are in the final stages of automating a clerical area that has historically managed our bankruptcy notification process. In the past this area manually processed over half a million paper bankruptcy notifications per year, all according to unique internal and external customer requirements. We took this from a paper-based process, with an average turn around time of weeks, to an entirely electronic process, with a turn around measured in hours.

- *Technology Support Center:* We have just completed construction and integration of our Technology Support Center. This industry-leading IT Infrastructure monitoring and management system provides graphical displays and a notification system that rapidly alerts trained staff to potential business-impacting problems. In many cases, the staff is alerted before the end-user community is affected. This industry innovation allows us to combine the classic IT Help Desk and the 1st and 2nd levels of systems and network administration roles to provide maximized return on investment, increased quality of end-user support, and a single point of information coordination and dissemination to our end users, IT engineers, and business management.

Expand internationally - We believe that business process outsourcing is gaining widespread acceptance throughout Canada, Europe and Australasia. Our international expansion strategy is designed to capitalize on each of these markets in the near term, as well as continue to develop access to lower cost foreign labor. We operate in Canada and the United Kingdom through wholly owned subsidiaries and are one of the largest providers of consumer collection services in both of these markets. We expect to further penetrate these markets through increased sales of accounts receivable management and collection services. Additionally, we expect to pursue direct investments, strategic alliances and partnerships as well as further explore acquisitions in these markets. For example, we formed a strategic alliance with MIRAE Credit Information Services in 2001 to provide an entry into the Korean market. These type of alliances enhance our service offerings as well as increase the awareness of NCO as a global provider of accounts receivable management and collection services.

In addition to providing services to these core markets, we also provide our domestic clients with a cost-effective option of using foreign labor markets such as India to provide effective services. We currently have approximately 190 telephone representatives working in India for our U.S clients. We are in the process of expanding our presence in India as well as exploring new opportunities in other labor markets such as Australia, Central America and the Caribbean.

Increase purchases of delinquent accounts receivable through NCO Portfolio - Since 1991, we have purchased, collected and managed portfolios of purchased accounts receivable. These portfolios have consisted primarily of delinquent accounts receivable. Due to the profitability of these purchases, we expanded our presence in this marketplace in 1999 and determined that it would be beneficial to further expand our presence, while at the same time limiting our exposure to credit risk. Through the merger of our subsidiary NCO Portfolio with Creditrust in February 2001, we have created one of the few publicly traded companies purchasing delinquent accounts receivable. Under the terms of our credit agreement, our investment in NCO Portfolio currently is limited to our $25.0 million equity investment and a credit subfacility. The borrowing capacity of the subfacility is subject to quarterly reductions and the borrowing capacity was $40.0 million as of December 31, 2002. In order to take advantage of larger purchase opportunities without increasing its exposure to individual portfolios, NCO Portfolio entered into a four-year financing agreement with CFSC Capital Corp. XXXIV ("Cargill") in August 2002. The agreement stipulates that all purchases of accounts receivable by NCO Portfolio with a purchase price in excess of $4.0 million, with limited exceptions, must be first offered to Cargill for the opportunity to finance. Cargill, at its sole discretion, has the right to refuse to finance any of the purchased accounts receivable. Borrowings under this financing agreement are nonrecourse to us and NCO Portfolio but are collateralized by the accounts receivable purchased through Cargill and cross-collateralized with all other accounts receivable purchases financed by Cargill.

As of December 31, 2002, NCO Portfolio had an investment of $3.4 million for its 50 percent ownership interest in a joint venture, InoVision-MEDCLR NCOP Ventures, LLC ("Joint Venture") with IMNV Holdings, LLC ("Marlin"). The Joint Venture was set up to purchase utility, medical and other various small balance accounts receivable. The Joint Venture is accounted for using the equity method of accounting. The Joint Venture has access to capital through a specialty finance lender who, at its option, lends 90 percent of the value of the purchased accounts receivable to the Joint Venture. The debt is cross-collateralized by all portfolios in which the lender participates, and is nonrecourse to NCO Portfolio.

In the future, NCO Portfolio may develop additional growth opportunities including partnerships with banks, commercial lenders, and other investors who will provide additional funding sources for purchases of delinquent accounts receivable. By utilizing such risk-sharing partnerships, NCO Portfolio will gain access to capital while limiting both our and NCO Portfolio's exposure to credit risk.

Continue to explore strategic acquisition opportunities – During 2002, we completed the acquisitions of Great Lakes Collection Bureau, Inc. and The Revenue Maximization Group, Inc. The accounts receivable management and collection industry is highly fragmented with over 6,500 participants in the United States. The vast majority of these participants are small, local businesses. Although our focus is on internal growth, we believe we will continue to find attractive acquisition opportunities over time.

HIPAA compliance – With the enactment of new standards for privacy, data security, and administrative simplification under the Health Insurance Portability and Accountability Act of 1996, referred to as HIPAA, we have concluded an in-depth analysis to identify areas for further improvement in all of our privacy compliance practices. In 2003, this will result in the implementation of additional compliance training and awareness programs for our healthcare service employees, as well as enhanced security at various facilities. This investment in HIPAA compliance sets a high standard for "best practices" that will be applied across all of our business lines to ensure the protection and the confidentiality of our clients' data.

Services

Accounts Receivable Management and Collection

We provide a wide range of accounts receivable management and collection services to our clients by utilizing an extensive technological infrastructure. Although most of our accounts receivable management and collection services to date have focused on the recovery of traditional delinquent accounts, we also engage in the recovery of current accounts receivable and early stage delinquencies (generally, accounts which are 90 days or less past due). We generate approximately 70 percent of our revenue from the recovery of delinquent accounts receivable on a contingency fee basis. In addition, we generate revenue from fixed fees for certain accounts receivable management and collection and other related services. We seek to be a low-cost provider and, as such, our contingent fees typically range from 15 percent to 35 percent of the amounts recovered on behalf of our clients. However, fees can range from six percent for the management of accounts placed early in the accounts receivable cycle to 50 percent for accounts that have been serviced extensively by the client or by third-party providers. Our average fee for contingency based revenue across all industries, excluding the long-term guarantee contract, was approximately 19 percent during 2002, 2001 and 2000.

Accounts receivable management and collection services typically include the following activities:

Engagement Planning. Our approach to accounts receivable management and collection for each client is determined by a number of factors including account size and demographics, the client's specific requirements and management's estimate of the collectibility of the account. We have developed a library of standard processes for accounts receivable management and collection, which is based upon our accumulated experience. We integrate these processes with our client's requirements to create a customized recovery solution. In many instances, the approach will evolve and change as the relationship with the client develops and both parties evaluate the most effective means of recovering accounts receivable. Our standard approach, which may be tailored to the specialized requirements of each client, defines and controls the steps that will be undertaken by us on behalf of the client and the manner in which we will report data to the client. Through our systematic approach to accounts receivable management and collection, we remove most decision making from the recovery staff and ensure uniform, cost-effective performance.

Once the approach has been defined, we electronically or manually transfer pertinent client data into our information system. When the client's records have been established in our system, we begin the recovery process.

Skip-tracing. In cases where the client's customer's telephone number or address is unknown, we systematically search the U.S. Post Office National Change of Address service, consumer databases, electronic telephone directories, credit agency reports, tax assessor and voter registration records, motor vehicle registrations, military records and other sources. The geographic expansion of banks, credit card companies, national and regional telecommunications companies, and managed healthcare providers, along with the mobility of consumers, has increased the demand for locating the client's customers. Once we have located the client's customer, the notification process can begin.

Account Notification. We initiate the recovery process by forwarding an initial letter that is designed to seek payment of the amount due or open a dialogue with client's customers who cannot afford to pay at the current time. This letter also serves as an official notification to each client's customer of his or her rights as required by the Federal Fair Debt Collection Practices Act. We continue the recovery process with a series of mail and telephone notifications. Telephone representatives remind the client's customer of their obligation, inform them that their account has been placed for collection with us and begin a dialogue to develop a payment program.

Credit Reporting. At a client's request, we will electronically report delinquent accounts to one or more of the national credit bureaus where it will remain for a period of up to seven years. The possible denial of future credit often motivates the resolution of past due accounts.

Payment Process. After we receive payment from the client's customer, we can either remit the amount received minus our fee to the client or remit the entire amount received to the client and subsequently bill the client for our services.

Activity Reports. Clients are provided with a system-generated set of standardized or customized reports that fully describe all account activity and current status. These reports are typically generated monthly; however, the information included in the report and the frequency that the reports are generated can be modified to meet the needs of the client.

Quality Tracking. We emphasize quality control throughout all phases of the accounts receivable management and collection process. Some clients may specify an enhanced level of supervisory review and others may request customized quality reports. Large national credit grantors will typically have exacting performance standards which require sophisticated capabilities such as documented complaint tracking and specialized software to track quality metrics to facilitate the comparison of our performance to that of our peers.

Delinquency Management

We provide pre-charge-off delinquency management services that enable clients to manage their at-risk customers and quickly restore the relationships to a current payment status. We mail reminder letters and make first-party calls to the clients' customers, reminding them of the past due balance and encouraging them to make immediate repayment using pay-by-phone direct debit checks or, in certain cases, credit cards. Our services include responding to inbound calls seven days a week. We apply our extensive database and predictive modeling techniques to the customer's profile, assigning more intense efforts to higher risk customers.

Customer Service and Support

We utilize our communications and information system infrastructure to supplement or replace the customer service function of our clients. For example, we are currently engaged by a large regional utility company to provide customer service functions for a segment of the utility's customer base that is delinquent. For other clients, we provide a wide range of specialized services such as fraud prevention, over-limit calling, inbound calling for customer credit application and approval processes, and general back-office support. We can provide customer contact through inbound or outbound calling, or customized web-enabled functions.

Billing

We complement existing service lines by offering adjunct billing services to clients as an outsourcing option. Additionally, we can assist healthcare clients in the billing and management of third-party insurance.

Additional Services

We selectively provide other related services that complement our traditional accounts receivable management and collection business and leverage our technological infrastructure. We believe that the following services will provide additional growth opportunities for us:

Attorney Network Services. We coordinate litigation undertaken on behalf of our clients through a nationwide network of more than 150 law firms whose attorneys specialize in collection litigation. Our collection support staff manages the attorney relationships and facilitates the transfer of all necessary documentation.

NCOePayments. We can provide clients with a virtual 24-hour payment center that is accessible by the use of telephones or the Internet.

Credit and Investigative Reporting Service. We develop the information needed to profile commercial debtors and make decisions affecting extensions of credit.

NCO Benefit Systems. We administer compliant COBRA administration services for human resources departments.

Technology and Infrastructure

We have made a substantial investment in our information systems such as "thin client" network computing devices, predictive dialers, automated call distribution systems, digital switching and customized computer software, including the NCO ACCESS Interface Manager. As a result, we believe we are able to address accounts receivable management and collection activities more reliably and more efficiently than our competitors. Our Information Technology staff is comprised of approximately 200 employees led by a Chief Information Officer. We provide our services through the operation of 76 centers that are electronically linked through an international wide area network, with the exception of our two United Kingdom centers.

We maintain disaster recovery contingency plans and have implemented procedures to protect against the loss of data resulting from power outages, fire and other casualties. We have implemented a security system to protect the integrity and confidentiality of our computer systems and data and maintain comprehensive business interruption and critical systems insurance on our telecommunications and computer systems. Our systems also permit network access to enable clients to electronically communicate with us and monitor operational activity on a real-time basis.

Our call centers utilize predictive dialers with over 4,650 stations to address our low balance, high-volume accounts. These systems scan our databases, simultaneously initiate calls on all available telephone lines and determine if a live connection is made. Upon determining that a live connection has been made, the computer immediately switches the call to an available representative and instantaneously displays the associated account record on the representative's workstation. Calls that reach other signals, such as a busy signal, telephone company intercept or no answer, are tagged for statistical analysis and placed in priority recall queues or multiple-pass calling cycles. The system also automates virtually all record keeping and follow-up activities including letter and report generation. Our automated method of operations dramatically improves the productivity of our collection staff.

Sales and Marketing

Our sales force is organized at the corporate level to address clients by need, based upon their respective complexity, geography and industry. We utilize a focused and professional direct selling effort in which sales representatives personally cultivate relationships with prospective and existing clients. Our direct sales force consists of approximately 70 people, and for the commercial sector, approximately 270 telephone sales representatives. Each sales representative is charged with identifying leads, qualifying prospects and closing sales. When appropriate, our operating personnel will join in the sales effort to provide detailed information and advice regarding our operational capabilities. We supplement our direct sales effort with print media and attendance at trade shows.

Many of our prospective clients issue a request for proposal as part of the contract award process. We have a staff of technical writers for the purpose of preparing detailed, professional responses to requests for proposals.

Quality Assurance and Client Service

Our reputation for quality service is critical to acquiring and retaining clients. Therefore, we and our clients monitor our representatives for strict compliance with the clients' specifications and our policies. We regularly measure the quality of our services by capturing and reviewing such information as the amount of time spent talking with clients' customers, level of customer complaints and operating performance. In order to provide ongoing improvement to our telephone representatives' performance and to ensure compliance with our policies and standards, quality assurance personnel monitor each telephone representative on a frequent basis and provide ongoing training to the representative based on this review. Our information systems enable us to provide clients with reports on a real-time basis as to the status of their accounts and clients can choose to network with our computer system to access such information directly.

We maintain a client service department to promptly address client issues and questions and alert senior executives of potential problems that require their attention. In addition to addressing specific issues, a team of client service representatives will contact clients on a regular basis in order to establish a close rapport, determine clients' overall level of satisfaction and identify practical methods of improving their satisfaction.

Client Relationships

Our client base currently includes over 50,000 companies in the financial services, healthcare, retail and commercial, utilities, education, telecommunications and government sectors. Our 10 largest clients in 2002 accounted for approximately 31 percent of our revenue. In 2002, no client accounted for more than 8 percent of total revenue. In 2002, we derived 39.2 percent of our revenue, excluding purchased accounts receivable, from financial services (which included the banking and insurance sectors), 24.5 percent from healthcare organizations, 18.1 percent from retail and commercial entities, 6.2 percent from utilities, 5.7 percent from telecommunications companies, 4.6 percent from educational organizations, and 1.7 percent from government entities.

We enter into contracts with most of our clients that define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. In the event of termination, however, clients typically do not withdraw accounts referred to us prior to the date of termination, thus providing us with an ongoing stream of revenue from such accounts, which diminish over time. Under the terms of our contracts, clients are not required to place accounts with us but do so on a discretionary basis.

We have a long-term guarantee contract with a large client to provide collection services. We receive a base service fee based on collections. We also earn a bonus to the extent collections are in excess of the guarantees. We are required to pay the client if collections do not reach the guarantees but we are entitled to recoup at least 90 percent of any such guarantee payments from subsequent collections.

Personnel and Training

Our success in recruiting, hiring and training a large number of employees is critical to our ability to provide high quality accounts receivable management and collection, customer support and teleservices programs to our clients. We seek to hire personnel with previous experience in accounts receivable management and collections or as telephone representatives. We generally offer internal promotion opportunities and competitive compensation and benefits.

All our collection personnel receive comprehensive training that consists of a combination of classroom and practical experience. Prior to customer contact, new employees receive one week of training in our operating systems, procedures and telephone techniques and instruction in applicable federal and state regulatory requirements. Our personnel also receive a wide variety of continuing professional education consisting of both classroom and role-playing sessions.

As of December 31, 2002, we had a total of approximately 8,500 full-time employees and 800 part-time employees, of which 7,600 are telephone representatives. As of December 31, 2002, we also utilized 190 telephone representatives through a subcontractor in India. Our employees are not represented by a labor union. We believe that our relations with our employees are good.

Competition

The accounts receivable management and collection industry is highly competitive. We compete with a large number of providers, including large national corporations such as Outsourcing Solutions, Inc., IntelliRisk Management Corporation, Risk Management Alternatives, Inc., and GC Services LP, as well as many regional and local firms. Some of our competitors may offer more diversified services and/or operate in broader geographic areas than we do. In addition, many companies perform the accounts receivable management and collection services offered by us in-house. Moreover, many larger clients retain multiple accounts receivable management and collection providers, which exposes us to continuous competition in order to remain a preferred vendor. We believe that the primary competitive factors in obtaining and retaining clients are the ability to provide customized solutions to a client's requirements, personalized service, sophisticated call and information systems, and price.

Regulation

The accounts receivable management and collection industry in the United States is regulated both at the federal and state level. The Federal Fair Debt Collection Practices Act regulates any person who regularly collects or attempts to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. The Fair Debt Collection Practices Act establishes specific guidelines and procedures that debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. Further, it prohibits harassment or abuse by debt collectors, including the threat of violence or criminal prosecution, obscene language or repeated telephone calls made with the intent to abuse or harass. The Fair Debt Collection Practices Act also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with such third parties for purposes of obtaining location information about the consumer. Additionally, the Fair Debt Collection Practices Act contains various notice and disclosure requirements and prohibits unfair or misleading representations by debt collectors. We are also subject to the Fair Credit Reporting Act, which regulates the consumer credit reporting industry and which may impose liability on us to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. The Federal Trade Commission has the authority to investigate consumer complaints against debt collection companies and to recommend enforcement actions and seek monetary penalties. The accounts receivable management and collection business is also subject to state regulation. Some states require that we be licensed as a debt collection company. We believe that we currently hold applicable licenses from all states where required.

We provide services to healthcare clients that will be required to comply with the new standards for privacy, transaction and code sets and data security under the Health Insurance Portability and Accountability Act of 1996, referred to as HIPAA. There are three compliance dates under HIPAA: (i) April 2003, for the new HIPAA privacy standards; (ii) October 2003, for the new HIPAA transaction and code set standards; and (iii) April 2005 for the new HIPAA security standards. In connection with our agreements with these clients, we will be required to agree to maintain the confidentiality of the health information we receive from them. We have concluded a review of our operating policies and procedures to identify areas for strengthening compliance with the new privacy requirements. In 2003, this will result in the implementation of additional compliance training and awareness programs for our healthcare service employees. While the code set requirements will affect our clients, we do not expect that they will have any material effect upon our business. We have implemented a plan to enhance security at all relevant levels, which is expected to meet or exceed the standards in advance of the deadline.

The collection of accounts receivable by collection agencies in Canada is regulated at the provincial and territorial level in substantially the same fashion as is accomplished by federal and state laws in the United States. The manner in which we conduct the business of collecting accounts is subject, in all provinces and territories, to established rules of common law or civil law and statute. Such laws establish rules and procedures governing the tracing, contacting and dealing with debtors in relation to the collection of outstanding accounts. These rules and procedures prohibit debt collectors from engaging in intimidating, misleading and fraudulent behavior when attempting to recover outstanding debts. In Canada, our collection operations are subject to licensing requirements and periodic audits by government agencies and other regulatory bodies. Generally, such licenses are subject to annual renewal. We believe that we hold all necessary licenses in those provinces and territories that require them.

If we engage in other teleservice activities in Canada, there are several provincial and territorial consumer protection laws that have more general application. This legislation defines and prohibits unfair practices by telemarketers, such as the use of undue pressure and the use of false, misleading or deceptive consumer representations.

In addition, the accounts receivable management and collection industry is regulated in the United Kingdom, including a licensing requirement. If we expand our international operations, we may become subject to additional government control and regulation in other countries, which may be more onerous than those in the United States.

Several of the industries served by us are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of our clients, we could be subject to various enforcement or private actions for our failure or the failure of our clients to comply with such regulations.

We devote significant and continuous efforts, through training of personnel and monitoring of compliance, to ensure that we comply with all federal and state regulatory requirements. We believe that we are in material compliance with all such regulatory requirements.

Segment and Geographical Financial Information

See note 21 in our Notes to Consolidated Financial Statements for disclosure of financial information regarding our segments and geographic areas.

History of Acquisitions

The following is a summary of the acquisitions we completed since 1994 (dollars in thousands):

	Date Acquired	Business	Value of Purchase Price	Revenue for the Fiscal Year Prior to Acquisition
The Revenue Maximization Group, Inc.	12/9/02	A/R Management	$ 17,500 [1]	$ 24,648
Great Lakes Collection Bureau, Inc.	8/19/02	A/R Management and Purchased A/R	33,000 [2]	52,250
Creditrust Corporation	2/20/01	Purchased A/R	25,000 [3]	36,491
Compass International Services Corporation	8/20/99	A/R Management and Telemarketing	104,100	105,800 [4]
Co-Source Corporation	5/21/99	A/R Management	124,600	61,100
JDR Holdings, Inc.	3/31/99	A/R Management and Telemarketing	103,100	51,000
Medaphis Services Corporation	11/30/98	A/R Management	117,500	96,700
MedSource, Inc.	7/1/98	A/R Management	35,700 [5]	22,700
FCA International Ltd.	5/5/98	A/R Management	69,900	62,800
The Response Center	2/6/98	Market Research	15,000	8,000
Collections Division of American Financial Enterprises, Inc.	1/1/98	A/R Management	1,700	1,700
ADVANTAGE Financial Services, Inc.	10/1/97	A/R Management	5,000	5,100
Credit Acceptance Corporation	10/1/97	A/R Management	1,800	2,300
Collections Division of CRW Financial, Inc.	2/2/97	A/R Management	12,800	25,900
CMS A/R Services	1/31/97	A/R Management	5,100	6,800
Tele-Research Center, Inc.	1/30/97	Market Research and Telemarketing	2,200	1,800
Goodyear & Associates, Inc.	1/22/97	A/R Management	5,400	5,500
Management Adjustment Bureau, Inc.	9/5/96	A/R Management	9,000	13,500
Collections Division of Trans Union Corporation	1/3/96	A/R Management	4,800	7,000
Eastern Business Services, Inc.	8/1/95	A/R Management	2,000	2,000
B. Richard Miller, Inc.	4/29/94	A/R Management	1,400	1,300

(1) Includes $889,000 of debt repaid by us.
(2) NCO Group, Inc. acquired the net assets and the results of operations for $10.1 million, and NCO Portfolio Management, Inc. acquired the purchased accounts receivable for $22.9 million.
(3) We merged our subsidiary NCO Portfolio Management, Inc. with Creditrust Corporation. We own approximately 63 percent of the post-merger company.
(4) Pro Forma Revenue - Assumes the acquisitions completed by Compass International Services Corporation in 1998 and the sale of its Print and Mail Division were all completed on January 1, 1998.
(5) Includes $17.3 million of debt repaid by us.

Investment Considerations

You should carefully consider the risks described below. If any of the risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. This Annual Report on Form 10-K contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

Decrease in our collections due to the current economic condition may have an adverse effect on our operating results, revenue and stock price.

Due to the current economic condition in the United States, which has led to increasing rates of unemployment and personal bankruptcy filings, the ability of consumers to pay their debts has significantly decreased. Defaulted consumer loans that we service or purchase are generally unsecured, and we may often be unable to collect these loans in case of the personal bankruptcy of a consumer. Because of increased unemployment rates and bankruptcy filings, our collections may significantly decline, which may adversely impact our results of operations, revenue and stock price.

Terrorist attacks, war and threats of attacks and war may adversely impact our results of operations, revenue and stock price.

Terrorist attacks, war and threats of attacks and war may adversely impact our results of operations, revenue and stock price. Recent terrorist attacks in the United States, as well as future events occurring in response or in connection to them, including, without limitation, future terrorist attacks against U.S. targets and threats of war or actual conflicts involving the United States or its allies, may adversely impact our operations, including affecting our ability to collect our clients' accounts receivable. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the economy. They could also result in the deepening of the economic recession in the United States. Any of these occurrences could have a material adverse effect on our operating results, collections and revenue, and may result in the volatility of the market price for our common stock.

Our business is dependent on our ability to grow internally.

Our business is dependent on our ability to grow internally, which is dependent upon (1) our ability to retain existing clients and expand our existing client relationships and (2) our ability to attract new clients.

Our ability to retain existing clients and expand those relationships is subject to a number of risks, including the risk that:

- we fail to maintain the quality of services we provide to our clients;
- we fail to maintain the level of attention expected by our clients; and
- we fail to successfully leverage our existing client relationships to sell additional services.

Our ability to attract new clients is subject to a number of risks, including:

- the market acceptance of our service offerings;
- the quality and effectiveness of our sales force; and
- the competitive factors within the accounts receivable management and collection industry.

If our efforts to retain and expand our client relationships and to attract new clients do not prove effective, it could have a materially adverse effect on our business, results of operations and financial condition.

If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive.

Our success depends in large part on our sophisticated telecommunications and computer systems. We use these systems to identify and contact large numbers of debtors and to record the results of our collection efforts. If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive. We have made a significant investment in technology to remain competitive and we anticipate that it will be necessary to continue to do so in the future. Computer and telecommunications technologies are changing rapidly and are characterized by short product life cycles, so that we must anticipate technological developments. If we are not successful in anticipating, managing, or adopting technological changes on a timely basis or if we do not have the capital resources available to invest in new technologies, our business would be materially adversely affected.

We are highly dependent on our telecommunications and computer systems.

As noted above, our business is highly dependent on our telecommunications and computer systems. These systems could be interrupted by terrorist acts, natural disasters, power losses, or similar events. Our business also is materially dependent on services provided by various local and long distance telephone companies. If our equipment or systems cease to work or become unavailable, or if there is any significant interruption in telephone services, we may be prevented from providing services. Because we generally recognize income only as accounts are collected, any failure or interruption of services would mean that we would continue to incur payroll and other expenses without any corresponding income.

We currently utilize two computer hardware systems and are in the process of transitioning to one system. If we do not succeed in that transition, our business may be materially adversely affected.

We compete with a large number of providers in the accounts receivable management and collection industry. This competition could have a materially adverse effect on our future financial results.

We compete with a large number of companies in providing accounts receivable management and collection services. We compete with other sizable corporations in the United States and abroad such as Outsourcing Solutions, Inc., IntelliRisk Management Corporation, Risk Management Alternatives, Inc., and GC Services LP, as well as many regional and local firms. We may lose business to competitors that offer more diversified services and/or operate in broader geographic areas than we do. We may also lose business to regional or local firms who are able to use their proximity to or contacts at local clients as a marketing advantage. In addition, many companies perform the accounts receivable management and collection services offered by us in-house. Many larger clients retain multiple accounts receivable management and collection providers, which exposes us to continuous competition in order to remain a preferred provider. Because of this competition, in the future we may have to reduce our collection fees to remain competitive and this competition could have a materially adverse effect on our future financial results.

Many of our clients are concentrated in the financial services, healthcare, and retail and commercial sectors. If any of these sectors performs poorly or if there are any adverse trends in these sectors it could materially adversely affect us.

For the year ended December 31, 2002, we derived approximately 39.2 percent of our revenue, excluding purchased accounts receivable, from clients in the financial services sector, approximately 24.5 percent of our revenue from clients in the healthcare sector and approximately 18.1 percent of our revenue from clients in the retail and commercial sectors. If any of these sectors performs poorly, clients in these sectors may have fewer or smaller accounts to refer to us, or they may elect to perform accounts receivable management and collection services in-house. If there are any trends in any of these sectors to reduce or eliminate the use of third-party accounts receivable management and collection services, the volume of referrals to us could decrease.

We operate in Canada and the United Kingdom, and various factors relating to our international operations could affect our results of operations.

We operate in Canada and the United Kingdom. Approximately 5.1% of our revenues are derived from Canada and the United Kingdom. Political or economic instability in Canada or the United Kingdom could have an adverse impact on our results of operations due to diminished revenues in these countries. Our future revenues, costs of operations and profit results could be affected by a number of factors related to our international operations, including changes in foreign currency exchange rates, changes in economic conditions from country to country, changes in a country's political condition, trade protection measures, licensing and other legal requirements and local tax issues. Unanticipated currency fluctuations in the Canadian Dollar, British Pound or Euro could lead to lower reported consolidated revenues due to the translation of these currencies into U.S. dollars when we consolidate our revenues.

Most of our contracts do not require clients to place accounts with us, they may be terminated on 30 or 60 days notice, and they are on a contingent fee basis. We cannot guarantee that existing clients will continue to use our services at historical levels, if at all.

Under the terms of most of our contracts, clients are not required to give accounts to us for collection and usually have the right to terminate our services on 30 or 60 days notice. Accordingly, we cannot guarantee that existing clients will continue to use our services at historical levels, if at all. In addition, most of these contracts provide that we are entitled to be paid only when we collect accounts. Under applicable accounting principles, therefore, we can recognize revenues only as accounts are recovered.

We are subject to risks as a result of our investment in NCO Portfolio.

We are subject to risks as a result of our investment in NCO Portfolio, including:

- The operations of NCO Portfolio could divert management's attention from our daily operations, particularly that of Michael J. Barrist, our Chairman, President and Chief Executive Officer, who is also serving in the same capacities for NCO Portfolio, and otherwise require the use of other of our management, operational and financial resources.

- Our investment in NCO Portfolio currently is limited to our $25.0 million equity investment and a $40.0 million credit subfacility. If NCO Portfolio defaults on that credit, it would be a default under our credit agreement with our lenders, or if the value of our investment is impaired, it would have a material adverse effect on us.

NCO Portfolio has additional business risks that may have an adverse effect on our combined financial results.

NCO Portfolio is subject to additional business-related risks common to the purchase and management of defaulted consumer accounts receivable business. The results of NCO Portfolio will be consolidated into our results. To the extent that those risks have an adverse effect on NCO Portfolio, they will have an adverse effect on our combined financial results. Some of those risks are:

- Collections may not be sufficient to recover the cost of investments in purchased accounts receivable and support operations – NCO Portfolio purchases past due accounts receivable generated primarily by consumer credit transactions. These are obligations that the individual consumer has failed to pay when due. The accounts receivable are purchased from consumer creditors such as banks, finance companies, retail merchants, hospitals, utilities, and other consumer-oriented companies. Substantially all of the accounts receivable consist of account balances that the credit grantor has made numerous attempts to collect, has subsequently deemed uncollectable, and charged off its books. After purchase, collections on accounts receivable could be reduced by consumer bankruptcy filings, which have been on the rise. The accounts receivable are purchased at a significant discount, typically less than 10 percent of face value, to the amount the customer owes and, although we estimate that the recoveries on the accounts receivable will be in excess of the amount paid for the accounts receivable, actual recoveries on the accounts receivable will vary and may be less than the amount expected, or even the purchase price paid for such accounts. The timing or amounts to be collected on those accounts receivable cannot be assured. If cash flows from operations are less than anticipated as a result of our inability to collect NCO Portfolio's accounts receivable, NCO Portfolio will not be able to purchase new accounts receivable after it has exhausted the availability under the subfacility, and its future growth and profitability will be materially adversely affected. There can be no assurance that NCO Portfolio's operating performance will be sufficient to service debt on the subfacility or finance the purchase of new accounts receivable.

- Use of estimates in reporting results - NCO Portfolio's revenue is recognized based on estimates of future collections on portfolios of accounts receivable purchased. Although estimates are based on analytics, the actual amount collected on portfolios and the timing of those collections will differ from NCO Portfolio's estimates. If collections on portfolios are materially less than estimated, NCO Portfolio will be required to record impairment expenses that will reduce earnings and could materially adversely affect earnings, financial condition, and creditworthiness.

- Possible shortage of available accounts receivable for purchase at favorable prices - The availability of portfolios of past due consumer accounts receivable for purchase at favorable prices depends on a number of factors outside of NCO Portfolio's control, including the continuation of the current growth trend in consumer debt and competitive factors affecting potential purchasers and sellers of portfolios of accounts receivable. The growth in consumer debt may also be affected by changes in credit grantors' underwriting criteria and regulations governing consumer lending. Any slowing of the consumer debt growth trend could result in less credit being extended by credit grantors. Consequently, fewer delinquent accounts receivable could be available at prices that NCO Portfolio finds attractive. If competitors raise the prices they are willing to pay for portfolios of accounts receivable above those NCO Portfolio wishes to pay, NCO Portfolio may be unable to buy the type and quantity of past due accounts receivable at prices consistent with its historic return targets. In addition, NCO Portfolio may overpay for portfolios of delinquent accounts receivable, which may have a materially adverse effect on our combined financial results.

- NCO Portfolio may be unable to compete with other purchasers of past due accounts receivable, which may have an adverse effect on our financial results. NCO Portfolio faces bidding competition in its acquisitions of portfolios of past due consumer accounts receivable. Some of its existing competitors and potential new competitors may have greater financial and other resources that allow them to offer higher prices for the accounts receivable portfolios. New purchasers of such portfolios entering the market also cause upward price pressures. NCO Portfolio may not have the resources or ability to compete successfully with its existing and potential new competitors. To remain competitive, NCO Portfolio may have to increase its bidding prices, which may have an adverse impact on our combined financial results.

Our success depends on our senior management team and if we are not able to retain them, it could have a materially adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Michael J. Barrist, our Chairman, President and Chief Executive Officer. NCO depends on the services of Mr. Barrist and the other members of our senior management team to, among other things, continue the development and implementation of our growth strategies, and maintain and develop our client relationships.

We may seek to make strategic acquisitions of companies. Acquisitions involve additional risks that may adversely affect us.

We may be unable to make acquisitions because suitable companies in the accounts receivable management and collection business are not available at favorable prices due to increased competition for these companies.

We may have to borrow money, incur liabilities, or sell stock to pay for future acquisitions and we may not be able to do so at all or on terms favorable to us. Additional borrowings and liabilities may have a materially adverse effect on our liquidity and capital resources. If we issue stock for all or a portion of the purchase price for future acquisitions, our shareholders' ownership interest may be diluted. If the price of our common stock decreases or potential sellers are not willing to accept our common stock as payment for the sale of their businesses, we may be required to use more of our cash resources, if available, in order to continue our acquisition program.

Completing acquisitions involves a number of risks, including diverting management's attention from our daily operations and other additional management, operational and financial resources. We might not be able to successfully integrate future acquisitions into our business or operate the acquired businesses profitably, and we may be subject to unanticipated problems and liabilities of acquired companies.

We are dependent on our employees and a higher turnover rate would materially adversely affect us.

We are dependent on our ability to attract, hire and retain qualified employees. The accounts receivable management and collection industry experiences a high employee turnover rate. Many of our employees receive modest hourly wages and some of these employees are employed on a part-time basis. A higher turnover rate among our employees would increase our recruiting and training costs and could materially adversely impact the quality of services we provide to our clients. If we were unable to recruit and retain a sufficient number of employees, we would be forced to limit our growth or possibly curtail our operations. Growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that we will be able to continue to hire, train and retain a sufficient number of qualified employees. Any increase in hourly wages, costs of employee benefits or employment taxes also could materially adversely affect us.

If we fail to comply with government regulation of the collections industry, it could result in the suspension or termination of our ability to conduct business.

The collections industry is regulated under various U.S. federal and state, Canadian and United Kingdom laws and regulations. Many states, as well as Canada and the United Kingdom, require that we be licensed as a debt collection company. The Federal Trade Commission has the authority to investigate consumer complaints against debt collection companies and to recommend enforcement actions and seek monetary penalties. If we fail to comply with applicable laws and regulations, it could result in the suspension or termination of our ability to conduct collections, which would have a materially adverse effect on us. In addition, new federal, state or foreign laws or regulations, or changes in the ways these rules or laws are interpreted or enforced, could limit our activities in the future or significantly increase the cost of regulatory compliance. If we expand our international operations, we may become subject to additional government controls and regulations in other countries, which may be stricter or more burdensome than those in the United States.

Several of the industries we serve are also subject to varying degrees of government regulation. Although our clients are generally responsible for complying with these regulations, we could be subject to various enforcement or private actions for our failure, or the failure of our clients, to comply with these regulations.

We may experience variations from quarter to quarter in operating results and net income that could adversely affect the price of our common stock.

Factors that could cause quarterly fluctuations include, among other things, the following:

- the timing of our clients' accounts receivable management and collection programs and the commencement of new contracts and termination of existing contracts;
- the timing and amount of collections on purchased accounts receivable;
- customer contracts that require us to incur costs in periods prior to recognizing revenue under those contracts;
- the effects of a change of business mix on profit margins;
- the timing of additional selling, general and administrative expenses to support new business;
- the costs and timing of completion and integration of acquisitions; and
- that our business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons.

If we do not achieve the results projected in our public forecasts, it could have a materially adverse effect on the market price of our common stock.

We have publicly announced our investor guidance concerning our expected results of operations for the first quarter of 2003 and in total for the year 2003. Our investor guidance contains forward-looking statements and may be affected by various factors discussed in "Investment Considerations" and elsewhere in this Annual Report on Form 10-K that may cause actual results to differ materially from the results discussed in the investor guidance. Our investor guidance reflects numerous assumptions, including our anticipated future performance, general business and economic conditions and other matters, some of which are beyond our control. In addition, unanticipated events and circumstances may affect our actual financial results. Our investor guidance is not a guarantee of future performance and the actual results throughout the periods covered by the investor guidance may vary from the projected results. If we do not achieve the results projected in our investor guidance, it could have a materially adverse effect on the market price of our common stock.

Goodwill represented 54.4 percent of our total assets at December 31, 2002. Effective January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles." If the goodwill is deemed to be impaired under SFAS 142, we may need to take a charge to earnings to write-down the goodwill to its fair value.

Our balance sheet includes "goodwill." Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles." SFAS 142 concluded that purchased goodwill will not be amortized but will be reviewed for impairment at least annually when certain events indicate that the goodwill of a reporting unit is impaired. The impairment test uses a fair-value based approach, whereby if the implied fair value of a reporting unit's goodwill is less than its carrying amount, goodwill would be considered impaired. We make significant assumptions to estimate the future revenue and cash flows used to determine the fair value of our reporting units. If the expected revenue and cash flows are not realized or if a sustained significant depression in our market capitalization indicates that our assumptions are not accurately estimating our fair value, impairment losses may be recorded in the future. We anticipate that the annual impairment analysis will be completed on October 1st of each year.

As of December 31, 2002, our balance sheet included goodwill that represented 54.4 percent of total assets and 120.7 percent of shareholders' equity. If the goodwill is deemed to be impaired under SFAS 142, we may need to take a charge to earnings to write-down the goodwill to its fair value and this could have a materially adverse effect on the market price of our common stock.

Investors should be aware that our earnings for periods beginning after December 31, 2001 will not include charges for the amortization of goodwill and should consider this when comparing such earnings with historical earnings for periods ended on or before December 31, 2001, which included goodwill amortization charges.

Our stock price has been and is likely to continue to be volatile, which may make it difficult for shareholders to resell common stock when they want to and at prices they find attractive.

The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

- announcements of fluctuations in our or our competitors' operating results;
- the timing and announcement of acquisitions by us or our competitors;
- changes in our publicly available guidance of future results of operations;
- government regulatory action;
- changes in estimates or recommendations by securities analysts;
- adverse or unfavorable publicity about our services or us;
- the commencement of material litigation, or an unfavorable verdict, against us;
- terrorist attacks, war and threats of attacks and war;
- additions or departures of key personnel; and
- sales of common stock.

In addition, the stock market in recent years has experienced significant price and volume fluctuations and a significant cumulative decline in recent months. Such volatility and decline have affected many companies irrespective of, or disproportionately to, the operating performance of these companies. These broad fluctuations may materially adversely affect the market price of our common stock.

Most of our outstanding shares are available for resale in the public market without restriction. The sale of a large number of these shares could adversely affect our stock price and could impair our ability to raise capital through the sale of equity securities or make acquisitions for stock.

Sales of our common stock could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities or make acquisitions for stock. As of March 11, 2003, there were 25,908,000 shares of our common stock outstanding. Most of these shares are available for resale in the public market without restriction, except for shares held by our affiliates. Generally, our affiliates may either sell their shares under a registration statement or in compliance with the volume limitations and other requirements imposed by Rule 144 adopted by the SEC.

In addition, as of March 11, 2003, we had the authority to issue up to approximately 4,334,000 shares of our common stock under our stock option plans. We also had outstanding notes convertible into an aggregate of 3,797,000 shares of our common stock at a conversion price of $32.92 per share. Additionally, we had outstanding warrants to purchase approximately 22,000 shares of our common stock.

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

We are a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and our charter and bylaws could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, our charter provides that our board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 65 percent of our common stock.

Item 2. Properties.

We currently lease 66 offices in the United States, including our corporate headquarters, seven offices in Canada, two offices in the United Kingdom, and one office in Puerto Rico. The leases of these facilities expire between 2003 and 2016, and most contain renewal options.

In March 2002, we moved our corporate headquarters to 507 Prudential Road, Horsham, PA 19044.

We believe that our facilities are adequate for our current operations, but additional facilities may be required to support growth. We believe that suitable additional or alternative space will be available as needed on commercially reasonable terms.

Item 3. Legal Proceedings.

In June 2001, the first floor of our Fort Washington, PA, headquarters was severely damaged by a flood caused by remnants of Tropical Storm Allison. During the third quarter of 2001, we decided to relocate our corporate headquarters to Horsham, PA. We have filed a lawsuit against the landlord of the Fort Washington facilities to terminate the leases. Due to the uncertainty of the outcome of the lawsuit, we recorded the full amount of rent due under the remaining terms of the leases during the third quarter of 2001.

AssetCare, Inc., our subsidiary acquired as part of the Medaphis Services Corporation acquisition, was identified in an administrative order issued by the State of California as a party that is partially responsible for cleanup costs associated with a former scrap recycling site next to Humboldt Bay in California. The subsidiary was identified as a successor-in-interest to a former scrap recycler who conducted limited operations at the site. The subsidiary was also named in a civil proceeding brought by one of the owners of the site as a party that is responsible for the costs that will be incurred by the owner for complying with the terms of the order. AssetCare agreed to pay $1,410,000 to settle the claims in the litigation with the owner in exchange for a full release from the owner. Subsequently, we reached an agreement with the former owner of Medaphis Services Corporation pursuant to which they agreed to partially reimburse us for our indemnification claims under the acquisition agreement. Notwithstanding the settlement with the owner, AssetCare, Inc. is still a party to the California administrative order.

We are involved in legal proceedings and regulatory investigations from time to time in the ordinary course of our business. Management believes that none of these legal proceedings or regulatory investigations will have a materially adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Item 4.1 Executive Officers of the Registrant who are not Directors.

Name	Age	Position
Stephen W. Elliott......................	41	Executive Vice President, Information Technology and Chief Information Officer
Joshua Gindin, Esq.	46	Executive Vice President and General Counsel
Steven Leckerman......................	50	Executive Vice President, U.S. Operations
Paul E. Weitzel, Jr.	44	Executive Vice President, Corporate Development and International Operations
Steven L. Winokur.....................	43	Executive Vice President, Finance; Chief Financial Officer; and Treasurer

Stephen W. Elliott - Mr. Elliott joined us in 1996 as Senior Vice President, Technology and Chief Information Officer after having provided consulting services to us for the year prior to his arrival. Mr. Elliott became an Executive Vice President in February 1999. Prior to joining us, Mr. Elliott was employed by Electronic Data Systems, a computer services company, for almost 10 years, most recently as Senior Account Manager.

Joshua Gindin, Esq. - Mr. Gindin joined us in May 1998. Prior to joining us, Mr. Gindin was a partner in the law firm of Kessler & Gindin, which had served as our legal counsel since 1986.

Steven Leckerman - Mr. Leckerman joined us in 1995 as Senior Vice President, Collection Operations, and became Executive Vice President, U.S. Operations in January 2001. From 1982 to 1995, Mr. Leckerman was employed by Allied Bond Corporation, a collection company that was a division of Union Corporation, where he served as manager of dialer and special projects.

Paul E. Weitzel, Jr. - Mr. Weitzel joined us through the acquisition of MedSource, Inc. in July 1998. Prior to joining us, Mr. Weitzel was Chairman and Chief Executive Officer of MedSource, Inc. from 1997 through the acquisition. Prior to joining MedSource, Inc., Mr. Weitzel was with MedQuist, Inc., a medical transcription company, for four years, most recently as President and Chief Executive Officer. Mr. Weitzel is a Certified Public Accountant.

Steven L. Winokur - Mr. Winokur joined us in December 1995. Prior to that, Mr. Winokur acted as a part-time consultant to us since 1986. From February 1992 to December 1995, Mr. Winokur was the principal of Winokur & Associates, a certified public accounting firm. From March 1981 to February 1992, Mr. Winokur was with Gross & Company, a certified public accounting firm, where he most recently served as Administrative Partner. Mr. Winokur is a Certified Public Accountant.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters.

Our common stock is listed on the Nasdaq National Market under the symbol "NCOG." The following table sets forth, for the fiscal quarters indicated, the high and low sale prices for our common stock, as reported by Nasdaq.

	High	Low
2001		
First Quarter	$ 35.50	$ 25.19
Second Quarter	33.10	22.56
Third Quarter	30.62	11.00
Fourth Quarter	24.50	13.35
2002		
First Quarter	$ 29.75	$ 18.30
Second Quarter	29.19	20.61
Third Quarter	22.55	11.33
Fourth Quarter	16.80	10.56

On March 11, 2003, the last reported sale price of our common stock as reported on The Nasdaq National Market was $13.17 per share. On March 11, 2003, there were approximately 83 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit agreement prohibits us from paying cash dividends without the lender's prior consent. We currently intend to retain future earnings to finance our operations and fund the growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that our board of directors deems relevant.

Equity Compensation Plan

See Part III, Item 12 of this Annual Report on Form 10-K for disclosure regarding our equity compensation plans.

Item 6. Selected Financial Data.

SELECTED FINANCIAL DATA [1][2]

(Amounts in thousands, except per share data)

	For the years ended December 31,				
	1998	1999	2000 (Restated)	2001 (Restated)	2002
Statement of Income Data:					
Revenue	$ 209,947	$ 460,311	$ 587,452	$ 683,873	$ 703,450
Operating costs and expenses:					
Payroll and related expenses	106,787	237,709	293,292	350,634	335,405
Selling, general and administrative expenses	61,607	128,177	179,924	237,690	249,672
Depreciation and amortization expense	8,615	21,805	32,360	38,205	27,324
Nonrecurring acquisition costs	-	4,601	-	-	-
Income from operations	32,938	68,019	81,876	57,344	91,049
Other income (expense)	(1,794)	(16,899)	(22,126)	(23,335)	(17,970)
Income before provision for income taxes	31,144	51,120	59,750	34,009	73,079
Income tax expense	12,881	22,821	24,572	14,661	27,702
Income from continuing operations before minority interest	18,263	28,299	35,178	19,348	45,377
Minority interest	-	-	-	(4,310)	(3,218)
Income from continuing operations	18,263	28,299	35,178	15,038	42,159
Accretion of preferred stock to redemption value	(1,604)	(377)	-	-	-
Income from continuing operations applicable to common shareholders	16,659	27,922	35,178	15,038	42,159
Discontinued operations, net of taxes:					
Income (loss) from discontinued operations	82	1,067	(975)	-	-
Loss on disposal of discontinued operations	-	-	(23,179)	-	-
Net income applicable to common shareholders	$ 16,741	$ 28,989	$ 11,024	$ 15,038	$ 42,159
Income from continuing operations applicable to common shareholders per share:					
Basic	$ 0.91	$ 1.22	$ 1.38	$ 0.58	$ 1.63
Diluted	$ 0.84	$ 1.17	$ 1.36	$ 0.58	$ 1.54
Net income applicable to common shareholders per share:					
Basic	$ 0.91	$ 1.27	$ 0.43	$ 0.58	$ 1.63
Diluted	$ 0.85	$ 1.22	$ 0.43	$ 0.58	$ 1.54
Weighted average shares outstanding:					
Basic	18,324	22,873	25,587	25,773	25,890
Diluted	19,758	23,799	25,842	26,091	29,829

	December 31,				
	1998	1999	2000 (Restated)	2001 (Restated)	2002
Balance Sheet Data:					
Cash and cash equivalents	$ 22,528	$ 50,513	$ 13,490	$ 32,161	$ 25,159
Working capital	31,517	65,937	76,824	97,478	105,984
Net assets of discontinued operations	27,740	41,492	-	-	-
Total assets	410,992	791,692	781,257	928,864	966,281
Long-term debt, net of current portion	143,831	323,949	303,920	357,868	334,423
Minority interest	-	-	-	21,213	24,427
Redeemable preferred stock	11,882	-	-	-	-
Shareholders' equity	199,465	364,888	375,464	392,302	435,762

[1] Gives effect to the restatement of our historical financial statements for a correction of an error due to the change in accounting method for the revenue recognition of a long-term guarantee contract for the years ended December 31, 2000 and 2001.

[2] The years ended December 31, 1998, 1999, 2000, and 2001, included goodwill amortization expense, net of tax, of $4.0 million, $11.2 million, $11.8 million, and $11.9 million, respectively. In accordance with the adoption of FASB 142, we stopped amortizing goodwill on January 1, 2002. This data should be read in conjunction with the consolidated financial statements, including the accompanying notes, included elsewhere in this this report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We believe we are the largest outsourced accounts receivable management and collection company in the world, serving a wide range of clients in North America and abroad. We generate approximately 70 percent of our revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Our contingency fees typically range from 15 percent to 35 percent of the amount recovered on behalf of our clients. However, fees can range from 6 percent for the management of accounts placed early in the accounts receivable cycle to 50 percent for accounts that have been serviced extensively by the client or by third-party providers. Our average fee for contingency based revenue across all industries, excluding the long-term guarantee contract, was approximately 19 percent during 2002, 2001 and 2000. In addition, we generate revenue from fixed fee services for certain accounts receivable management and collection services. Generally, revenue is earned and recognized upon collection of accounts receivable for contingency fee services and as work is performed for fixed fee services. We enter into contracts with most of our clients that define, among other things, fee arrangements, scope of services, and termination provisions. Clients typically have the right to terminate their contracts on 30 or 60 days' notice.

Our operating costs consist principally of payroll and related costs; selling, general and administrative costs; and depreciation and amortization. Payroll and related expenses consist of wages and salaries, commissions, bonuses, and benefits for all of our employees, including management and administrative personnel. Selling, general and administrative expenses include telephone, postage and mailing costs, and other collection costs, as well as expenses that directly support operations including facility costs, equipment maintenance, sales and marketing, data processing, professional fees, and other management costs.

We have grown rapidly, through both internal growth as well as acquisitions. During 2002, we completed two acquisitions, Great Lakes Collection Bureau, Inc., referred to as Great Lakes, in August 2002 and The Revenue Maximization Group Inc., referred to as RevGro, in December 2002. All of our acquisitions, except the acquisition in 1999 of JDR Holdings, Inc., referred to as JDR, have been accounted for under the purchase method of accounting with the results of the acquired companies included in our operating results beginning on the date of acquisition. JDR was accounted for under the pooling-of-interests method of accounting.

On April 14, 2000, our Board of Directors approved a plan to divest our Market Strategy division. The Market Strategy division provided market research and telemarketing services, and was divested as part of our strategic plan to increase long-term shareholder value by focusing on our core accounts receivable management and collection services business. The Market Strategy division's operations for all periods presented prior to April 14, 2000, have been presented separately as income or loss from discontinued operations in our consolidated statements of income. We completed the divestiture in October 2000, and recorded a loss of $23.2 million. This loss reflects the difference between the net assets and the proceeds from the divestiture as well as the operating losses from April 14, 2000, through the completion of the divestiture.

During 2000, the continued integration of our infrastructure facilitated the reduction of our operating divisions from three to two. Effective October 1, 2000, the new operating divisions were U.S. Operations (formerly Accounts Receivable Management Services and Technology-Based Outsourcing) and International Operations. Each of these divisions maintains industry-specific functional groups.

In February 2001, the Portfolio Management division was created after we completed the merger of our subsidiary, NCO Portfolio Management, Inc., referred to as NCO Portfolio, with Creditrust Corporation, referred to as Creditrust. As a result of the merger, referred to as the Creditrust Merger, our results of operations are more significantly impacted by purchases of and collections on delinquent accounts receivable. NCO Portfolio recognizes revenue based on estimates of future portfolio collections and the timing of these collections. On a periodic basis, NCO Portfolio reviews and adjusts the amount and timing of expected future collections, based on the performance of the portfolio to date. We own approximately 63 percent of NCO Portfolio after the Creditrust Merger. The results of NCO Portfolio are consolidated into our results, with a charge for minority interest and elimination of significant intercompany transactions.

Restatement of Financial Statements

On February 6, 2003, our independent auditors informed us that, based on their further internal review and consultation, they no longer considered our methodology for revenue recognition for a long-term guarantee contract appropriate under revenue recognition guidelines. Further review by us with our independent auditors led us to conclude that we should change our method of revenue recognition for the contract. The change resulted in the deferral of the recognition of revenue under the contract until such time as any contingencies related to the realization of revenue have been resolved. Our financial statements and the accompanying notes for the years ended December 31, 2000 and 2001, have been restated for a correction of an error due to this change.

Critical Accounting Policies

General

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. We believe the following accounting policies include the estimates that are the most critical and could have the most potential impact on our results of operations. For a discussion of these and other accounting policies, see note 2 in our Notes to Consolidated Financial Statements.

Goodwill

Our balance sheet includes amounts designated as "goodwill." Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition.

As of December 31, 2002, our balance sheet included goodwill that represented 54.4 percent of total assets and 120.7 percent of shareholders' equity.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles," referred to as SFAS 142. As a result of adopting SFAS 142, we no longer amortize goodwill. Goodwill must be tested at least annually for impairment, including an initial test that was completed in connection with the adoption of SFAS 142. The test for impairment uses a fair-value based approach, whereby if the implied fair value of a reporting unit's goodwill is less than its carrying amount, goodwill would be considered impaired. We make significant assumptions to estimate the future revenue and cash flows used to determine the fair value of our reporting units. If the expected revenue and cash flows are not realized or if a sustained significant depression in our market capitalization indicates that our assumptions are not accurately estimating our fair value, impairment losses may be recorded in the future. We did not incur any impairment charges in connection with the adoption of SFAS 142 or the annual impairment test performed on October 1, 2002, and we do not believe that goodwill was impaired as of December 31, 2002. We anticipate that the annual impairment analysis will be completed on October 1st of each year.

Revenue Recognition for a Long-Term Guarantee Contract

We have a long-term guarantee contract with a large client to provide collection services. We receive a base service fee based on collections. We also earn a bonus to the extent collections are in excess of the guarantees. We are required to pay the client if collections do not reach the guarantees but we are entitled to recoup at least 90 percent of any such guarantee payments from subsequent collections.

In accordance with the provision of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," we defer all of the base service fees until the collections exceed the collection guarantees. At the end of each reporting period, we assess the need to record an additional liability if deferred fees are less than the estimated guarantee payments, if any, due to the client. There was no additional liability recorded as of December 31, 2001 and 2002.

Revenue Recognition for Purchased Accounts Receivable

In the ordinary course of accounting for purchased accounts receivable, estimates have been made by management as to the amount of future cash flows expected from each portfolio. The estimated future cash flow of each portfolio is used to compute the internal rate of return, referred to as IRR, for each portfolio. The IRR is used to allocate collections between revenue and amortization of the carrying values of the purchased accounts receivable.

On an ongoing basis, we compare the historical trends of each portfolio to projected collections. Projected collections are then increased, within preset limits, or decreased based on the actual cumulative performance of each portfolio. We review each portfolio's adjusted projected collections to determine if further downward adjustment is warranted. Management regularly reviews the trends in collection patterns and uses its best efforts to improve under-performing portfolios. However, actual results will differ from these estimates and a material change in these estimates could occur within one reporting period. For the year ended December 31, 2001, differences between actual and estimated collections on existing portfolios as of the beginning of 2001 resulted in a reduction in net income and earnings per share of $980,000 and $0.04 per diluted share, respectively. For the year ended December 31, 2002, differences between actual and estimated collections on existing portfolios as of the beginning of 2002 resulted in a reduction in net income and earnings per share of $2.6 million and $0.10 per diluted share, respectively.

Bad Debts

We maintain an allowance for doubtful accounts for estimated losses resulting from the nonpayment of our trade accounts receivable. If our estimate is not sufficient to cover actual losses, we would be required to take additional charges to our earnings.

Deferred Taxes

Income taxes or tax benefits have been provided in the results of operations based on the statutory federal and state rates of 37.5 percent of pre-tax income for NCO Portfolio. For financial reporting purposes, revenue is recognized over the life of the portfolio. Because the portfolios of purchased accounts receivable are comprised of distressed debt and collection results are not guaranteed until received, for tax purposes, any gain on a particular portfolio is deferred until the full cost of the portfolio is recovered (cost recovery method). Temporary differences arise due to the differences in revenue recognition methods. Permanent differences between the statutory tax rates and actual rates are minimal. Temporary differences arising from the recognition of revenue on purchased accounts receivable have resulted in deferred tax liabilities. Assumed utilization of net operating losses acquired in the Creditrust Merger has resulted in deferred tax assets. Our deferred tax liabilities grew significantly through 2002 as a result of the increase in purchased accounts receivable, providing us with additional liquidity. As of December 31, 2002, NCO Portfolio's net deferred tax liability of $4.3 million was the result of the combination of deferred tax assets generated principally by the assumed utilization of net operating loss carryforwards from the Creditrust Merger, offset by the deferred tax liabilities arising from book tax differences on purchased accounts receivable, including the purchased accounts receivable acquired in the Creditrust Merger. The utilization of net operating loss carryforwards is an estimate based on a number of factors beyond our control, including the level of taxable income available from successful operations in the future. The utilization of net operating losses acquired in the Creditrust Merger has been further impacted by federal tax law provisions that limit the amount of net operating loss carryforwards that can be utilized subsequent to a change in control.

Results of Operations

The following table sets forth selected historical income statement data (amounts in thousands):

	For the years ended December 31,					
	2000 [1]		2001 [1]		2002	
	Amount (Restated)	Ratio	Amount (Restated)	Ratio	Amount	Ratio
Revenue	$ 587,452	100.0 %	$ 683,873	100.0 %	$ 703,450	100.0 %
Payroll and related expenses	293,292	50.0	350,634	51.3	335,405	47.7
Selling, general and administrative expenses	179,924	30.6	237,690	34.7	249,672	35.5
Depreciation and amortization	32,360	5.5	38,205	5.6	27,324	3.9
Income from operations	81,876	13.9	57,344	8.4	91,049	12.9
Other expense	22,126	3.7	23,335	3.4	17,970	2.5
Income tax expense	24,572	4.2	14,661	2.1	27,702	3.9
Minority interest	-	-	4,310	0.7	3,218	0.5
Income from continuing operations	$ 35,178	6.0 %	$ 15,038	2.2 %	$ 42,159	6.0 %

[1] Gives effect to the restatement of our historical financial statements for the correction of an error due to a change in method of revenue recognition for a long-term guarantee contract for the years ended December 31, 2000 and 2001.

Year ended December 31, 2002, Compared to Year ended December 31, 2001 (Restated)

Revenue. Revenue increased $19.6 million, or 2.9 percent, to $703.5 million for the year ended December 31, 2002, from $683.9 million for the comparable period in 2001. U.S. Operations, Portfolio Management, and International Operations accounted for $639.5 million, $63.4 million, and $47.6 million, respectively, of the 2002 revenue. U.S. Operations' revenue included $35.5 million of revenue earned on services performed for Portfolio Management that was eliminated upon consolidation. International Operations' revenue included $11.5 million of revenue earned on services performed for the U.S. Operations that was eliminated upon consolidation.

U.S. Operation's revenue increased $23.8 million, or 3.9 percent, to $639.5 million in 2002, from $615.7 million in 2001. The increase in our U.S. Operations division's revenue was attributable to the recognition of deferred revenues from the long-term guarantee contract, an increase in collection services provided to Portfolio Management, the addition of new clients, and the growth in business from existing clients. These increases were partially offset by lower revenues due to further weakening of consumer payment patterns during 2002.

Portfolio Management's revenue increased $450,000, or 0.7 percent, to $63.4 million in 2002, from $62.9 million in 2001. Portfolio Management's collections increased $17.7 million, or 17.0 percent, to $121.8 million in 2002, from $104.1 million in 2001. Portfolio Management's revenue represented 52 percent of collections in 2002, as compared to 60 percent of collections in 2001. Although collections increased, revenue only increased slightly due to the decrease in the revenue recognition rate. Revenue as a percentage of collections declined principally due to changes in the total composition of purchased accounts receivable in 2001 versus 2002. Purchased accounts receivable acquired in, and subsequent to, the Creditrust Merger were acquired at a lower internal rate of return, referred to as IRR, compared to accounts receivable purchased prior to the Creditrust Merger. Purchases of accounts receivable made in the second half of 2001 and in 2002 have returns that have been targeted lower at the time of acquisition due to reduced collection estimates due to the tougher economic climate. In addition, the overall percentage was also lowered due to a slow down in collections on existing portfolios as a result of the softening economic climate in the last quarter of 2001 and in 2002. Additionally, included in collections for 2002, was approximately $1.7 million received as a partial payment on the sale of certain accounts to a leading credit card issuer. These additional proceeds included in collections had a marginal impact on revenue as the rate at which revenue is recognized period-to-period is not affected at the same rate as changes in collections due to the effective interest method of computing revenue. Additionally, portfolios with $5.8 million in carrying value, or 3.9 percent of purchased accounts receivable, as of December 31, 2002, have been impaired and placed on cost recovery status. Accordingly, no revenue will be recorded on these portfolios after their impairment until their carrying value has been fully recovered, resulting in a lower percentage of revenue to collections. However, during the third quarter of 2002, Portfolio Management concluded a contract re-negotiation with the seller of several existing portfolios resulting in a $4.0 million cash price reduction on purchases from 2000 and 2001. The renegotiation included a purchase price adjustment, as well as a reimbursement for estimated lost earnings. The $4.0 million proceeds were recorded as an adjustment to purchase price of the affected portfolios during the third quarter of 2002. On several previously impaired portfolios, the cash price reduction reduced the carrying value of such portfolios, resulting in the carrying value of certain of the portfolios becoming fully recovered. Included in revenue for 2002, was $803,000 that resulted from the contract price reduction of these fully recovered portfolios.

International Operations' revenue increased $9.8 million, or 26.0 percent, to $47.6 million in 2002, from $37.8 million in 2001. The increase in our International Operations division's revenue was primarily attributable to new services provided for our U.S. Operations, the addition of new clients, and growth in business from existing clients.

Payroll and related expenses. Payroll and related expenses decreased $15.2 million to $335.4 million in 2002, from $350.6 million in 2001, and decreased as a percentage of revenue to 47.7 percent from 51.3 percent.

U.S Operations' payroll and related expenses decreased $15.5 million to $317.0 million in 2002, from $332.5 million in 2001, and decreased as a percentage of revenue to 49.6 percent from 54.0 percent. The higher level of payroll as a percentage of revenue in 2001 was primarily attributable to $10.0 million of one-time charges incurred by U.S. Operations during the second quarter of 2001. These charges related to a comprehensive streamlining of the expense structure designed to counteract the effects of operating in a more difficult collection environment. These costs primarily consisted of the elimination or acceleration of certain contractual employment obligations, severance costs related to terminated employees, and costs related to a decision to change the structure of our healthcare benefit programs from a large, singular benefit platform to individual plans across the country. A portion of the decrease as a percentage of revenue was also attributable to incurring costs in 2001 related to the long-term guarantee contract but deferring the revenue until 2002 and subsequent years. In addition, we continued to focus on managing our staffing levels to our business volumes, despite the difficult collection environment.

Portfolio Management's payroll and related expenses decreased $92,000 to $1.5 million in 2002, from $1.6 million in 2001, and decreased as a percentage of revenue to 2.4 percent from 2.6 percent. Portfolio Management outsources all of the collection services to U.S. Operations and, therefore, has a relatively small fixed payroll cost structure.

International Operations' payroll and related expenses increased $6.7 million to $28.4 million in 2002, from $21.7 million in 2001, and increased as a percentage of revenue to 59.6 percent from 57.4 percent. The increase as a percentage of revenue was primarily attributable to the increase in outsourcing services provided to U.S. Operations and other clients because those services typically have a higher payroll cost structure than the remainder of International Operations' business. This increase was partially offset by $736,000 of one-time charges incurred by International Operations during the second quarter of 2001. These charges related to a comprehensive streamlining of its expense structure. These costs primarily consisted of the elimination or acceleration of certain contractual employment obligations and severance costs related to terminated employees.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $12.0 million to $249.7 million in 2002, from $237.7 million in 2001, and increased as a percentage of revenue to 35.5 percent from 34.8 percent. The increase as a percentage of revenue was primarily attributable to reduced collectibility within our contingency revenue stream due to the effects of the difficult collection environment. In order to mitigate the effects of the decreased collectibility while maintaining performance for our clients, we had to increase spending for direct costs of collections. These costs included telephone, letter writing and postage, third-party servicing fees, credit reporting, skip-tracing, and legal and forwarding fees. The increase as a percentage of revenue was partially offset by $11.2 million of one-time charges incurred during the third quarter of 2001. These one-time charges were incurred in connection with the June 2001 flood of the Company's Fort Washington, PA, corporate headquarters and the resultant decision to relocate the corporate headquarters to Horsham, PA. Additionally, a portion of the increase was offset by $1.8 million of one-time charges incurred during the second quarter of 2001 related to a comprehensive streamlining of our expense structure designed to counteract the effects of operating in a more difficult collection environment. These costs primarily related to real estate obligations for closed facilities and equipment rental obligations.

Depreciation and amortization. Depreciation and amortization decreased to $27.3 million in 2002, from $38.2 million in 2001. This decrease was the result of the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles" ("SFAS 142") on January 1, 2002. SFAS 142 eliminated the amortization of goodwill, which was $15.7 million in 2001. Partially offsetting the $15.7 million decrease was additional depreciation resulting from normal capital expenditures made in the ordinary course of business during 2001 and 2002. These capital expenditures included purchases associated with our planned migration towards a single, integrated information technology platform, the relocation of our corporate headquarters to Horsham, Pennsylvania, and the acquisition of predictive dialers and other equipment required to expand our infrastructure to handle future growth. The decrease was also partially offset by the amortization of the customer lists acquired in the Great Lakes and RevGro acquisitions.

Other income (expense). Interest and investment income decreased $405,000 to $3.2 million for 2002, compared to $3.6 million in 2001. This decrease was primarily attributable to lower interest rates earned on operating cash, funds held in trust on behalf of clients, and notes receivable. Interest expense decreased to $21.0 million for 2002, from $27.0 million for 2001. This decrease was primarily attributable to lower interest rates and lower principal balances as a result of debt repayments made during 2001 and 2002. The decrease was partially offset by a full year of interest from Portfolio Management's $36.3 million of borrowings made in connection with the Creditrust merger in February 2001 and its subsequent borrowings used to purchase accounts receivable portfolios, including $20.6 million of borrowings to purchase Great Lakes' accounts receivable portfolios. In addition, a portion of the decrease was offset by a full year of interest expense from securitized debt that was assumed as part of the Creditrust Merger. During 2002, we recorded net other expenses of $216,000. This was the net effect of a $1.3 million insurance gain, a $1.3 million net expense from the settlement of an environmental liability, and a $250,000 write-down of an investment. The gain resulted from the settlement of the insurance claim related to the June 2001 flood of the Fort Washington facilities. The insurance gain was principally due to greater than estimated insurance proceeds. The expense from the environmental liability was the result of contamination that allegedly occurred in the pre-acquisition operations of a company acquired by a subsidiary of Medaphis Services Corporation. We acquired Medaphis Services Corporation in November 1998. These operations were unrelated to the accounts receivable outsourcing business.

Income tax expense. Income tax expense for 2002 increased to $27.7 million from $14.7 million for 2001, but the effective tax rate decreased to 37.9 percent of income before income tax expense from 43.1 percent for 2001. The decrease in the effective tax rate was primarily attributable to the elimination of the amortization of nondeductible goodwill related to certain acquisitions. The goodwill amortization was eliminated upon the adoption of SFAS 142 on January 1, 2002.

Year ended December 31, 2001 (Restated), Compared to Year ended December 31, 2000 (Restated)

Revenue. Revenue increased $96.4 million, or 16.4 percent, to $683.9 million for the year ended December 31, 2001, from $587.5 million for the comparable period in 2000. Our U.S. Operations, Portfolio Management, and International Operations divisions represented $615.7 million, $62.9 million, and $37.8 million, respectively, of the 2001 revenue. The U.S. Operations' revenue included $27.4 million of revenue earned on services performed for the Portfolio Management division that was eliminated upon consolidation. The International Operations' revenue included $5.1 million of revenue earned on services performed for the U.S. Operations division that was eliminated upon consolidation. Our U.S. Operations, Portfolio Management, and International Operations divisions represented $548.3 million, $13.2 million and $31.7 million, respectively, of the revenue for 2000. The U.S. Operations' revenue included $5.7 million of revenue earned on services performed for the Portfolio Management division that was eliminated upon consolidation.

U.S. Operation's revenue increased $67.4 million, or 12.3 percent, to $615.7 million in 2001, from $548.3 million in 2000. The increase in our U.S. Operations division's revenue was attributable to the addition of new clients and the growth in business from existing clients.

Portfolio Management's revenue increased $49.7 million, or 378.5 percent, to $62.9 million in 2001, from $13.2 million in 2000. This increase in the Portfolio Management's revenue was partially attributable to an increase in purchases of accounts receivable. The remainder of the increase was attributable to purchased accounts receivable obtained from the Creditrust Merger in February 2001.

International Operation's revenue increased $6.1 million, or 19.2 percent, to $37.8 million in 2001, from $31.7 million in 2000. This increase in our International Operations division's revenue was primarily attributable to new services provided for our U.S. Operations, the addition of new clients, and growth in business from existing clients.

Payroll and related expenses. Payroll and related expenses increased $57.3 million to $350.6 million in 2001, from $293.3 million in 2000, and increased as a percentage of revenue to 51.3 percent from 49.9 percent.

The payroll and related expenses of our U.S Operations division increased $56.8 million to $332.5 million in 2001, from $275.7 million in 2000, and increased as a percentage of revenue to 54.0 percent from 50.3 percent. A portion of the increase in the percentage of revenue was attributable to $10.0 million of one-time charges incurred during the second quarter of 2001 related to a comprehensive streamlining of the expense structure designed to counteract the effects of operating in a more difficult collection environment. These costs primarily consisted of the elimination or acceleration of certain contractual employment obligations, severance costs related to terminated employees, and costs related to a decision to change the structure of our healthcare benefit programs from a large, singular benefit platform to individual plans across the country. During 2001, we experienced reduced collectibility within our contingent revenue stream due to the difficult collection environment. Accordingly, in order to mitigate the effects of the decreased collectibility while maintaining performance for our clients, we increased payroll costs. The effects of the difficult collection environment were exacerbated by diminished consumer payment patterns following the September 11, 2001, terrorist attacks. This increase in payroll costs did not translate into a significant increase in the percentage of payroll and related expenses to revenue due to an increase in productivity that was achieved through the expansion of predictive dialing equipment and the result of spreading the fixed portion of the payroll cost structure over a larger revenue base.

The payroll and related expenses of our Portfolio Management division increased $1.3 million to $1.6 million in 2001, from $327,000 in 2000, and increased as a percentage of revenue to 2.6 percent from 2.5 percent. Our Portfolio Management division outsources all of the collection services to our U.S. Operations division and, therefore, has a relatively small fixed payroll cost structure. However, due to the expansion of this division and the February 2001 Creditrust Merger, our Portfolio Management division required additional employees to operate NCO Portfolio as a separate public company.

The payroll and related expenses of our International Operations division increased $4.5 million to $21.7 million in 2001, from $17.2 million in 2000, and increased as a percentage of revenue to 57.4 percent from 54.4 percent. The increase in the percentage of revenue was attributable to $736,000 of one-time charges incurred during the second quarter of 2001 related to a comprehensive streamlining of the expense structure designed to counteract the effects of operating in a more difficult collection environment. These costs primarily consisted of the elimination or acceleration of certain contractual employment obligations and severance costs related to terminated employees.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $57.8 million to $237.7 million in 2001, from $179.9 million in 2000, and increased as a percentage of revenue to 34.8 percent from 30.6 percent. A portion of the overall increase as a percentage of revenue was the result of $13.0 million of one-time charges incurred during the second and third quarters of 2001. Approximately $11.2 million of these one-time charges were incurred in connection with the June 2001 flood of our Fort Washington, Pennsylvania, corporate headquarters and the resultant decision to relocate the corporate headquarters to Horsham, Pennsylvania. The remaining $1.8 million of one-time charges related to a comprehensive streamlining of our expense structure designed to counteract the effects of operating in a more difficult collection environment. These costs primarily related to real estate obligations for closed facilities and equipment rental obligations. The increase as a percentage of revenue was also the result of the reduced collectibility within our contingent revenue stream due to a difficult collection environment. Accordingly, in order to mitigate the effects of the decreased collectibility while maintaining performance for our clients, we had to increase spending for direct costs of collection. These costs included telephone, letter writing and postage, third party servicing fees, credit reporting, skip-tracing, and legal and forwarding fees. The effects of the difficult collection environment were exacerbated by diminished consumer payment patterns following the terrorist attacks on September 11, 2001.

Depreciation and amortization. Depreciation and amortization increased to $38.2 million in 2001, from $32.4 million in 2000. This increase consisted of depreciation resulting from normal capital expenditures made in the ordinary course of business during 2000 and 2001. These capital expenditures included purchases associated with predictive dialers and other equipment required to expand our infrastructure to handle future growth and our planned migration toward a single, integrated information technology platform.

Other income (expense). Interest and investment income increased $1.1 million to $3.6 million for 2001, compared to $2.5 million for 2000. This increase was primarily attributable to interest income from the notes receivable received in connection with the divestiture of the Market Strategy division in October 2000. Interest expense increased to $27.0 million for 2001, from $25.9 million for 2000. This increase was partially attributable to the Portfolio Management division borrowing $36.3 million in connection with the February 2001 Creditrust Merger and subsequent borrowings used to purchase accounts receivable portfolios. In addition, a portion of the increase was attributable to interest from securitized debt that was assumed as part of the Creditrust Merger. A portion of these increases was offset by a decrease in interest rates and debt repayments made during 2000 and 2001. In addition, a portion of these increases was offset by the April 2001 sale of $125.0 million aggregate principal amount of 4.75 percent Convertible Subordinated Notes due in 2006. The net proceeds of $121.3 million were used to repay debt under the revolving credit agreement. During 2000, we received insurance proceeds of approximately $1.3 million for flood and telephone outages experienced in the fourth quarter of 1999.

Income tax expense. Income tax expense for 2001 decreased to $14.7 million, or 43.1 percent of income before income tax expense, from $24.6 million, or 41.1 percent of income before income tax expense, for 2000. The effective tax rates were relatively comparable, despite the one-time charges incurred during the second and third quarters of 2001. The one-time charges lowered pretax income and increased the impact of the nondeductible goodwill related to certain acquisitions. The effect of the one-time charges was partially offset by the expansion of the Portfolio Management division, which has a lower effective tax rate than the remainder of our business. In addition, the impact of the one-time charges was also mitigated by the implementation of certain tax savings initiatives during the fourth quarter of 2000.

Discontinued operations. The Market Strategy division had a net loss from operations of $975,000 for the period from January 1, 2000, to April 14, 2000. For the year ended December 31, 2000, we recorded a $23.2 million net loss on the disposal of the Market Strategy division. The loss on disposal included the operations for the period from April 14, 2000, to completion of the divestiture. We completed the divestiture of the Market Strategy division on October 26, 2000.

Quarterly Results of Operations (Unaudited)

The following table sets forth selected financial data for the calendar quarters of 2000, 2001 and 2002, as restated for the change in accounting method for the revenue recognition for a long-term contract. This quarterly information is unaudited, but has been prepared on a basis consistent with our audited financial statements presented elsewhere herein and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	For the Quarters Ended March 31,					
	2000		2001		2002	
	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated
	(Amounts in thousands, except per share data)					
Revenue	$ 143,998	$ 142,353	$ 171,029	$ 165,718	$ 178,907	$ 188,007
Income from operations	24,249	22,604	28,040	22,729	25,488	34,588
Income from continuing operations	11,393	10,415	12,277	9,015	11,805	17,447
Loss from discontinued operations, net of taxes	21,718	21,718	-	-	-	-
Net income (loss)	(10,325)	(11,303)	12,277	9,015	11,805	17,447
Income from continuing operations per share:						
Basic	$ 0.45	$ 0.41	$ 0.48	$ 0.35	$ 0.46	$ 0.68
Diluted	$ 0.44	$ 0.40	$ 0.47	$ 0.34	$ 0.43	$ 0.61
Net income (loss) per share:						
Basic	$ (0.40)	$ (0.44)	$ 0.48	$ 0.35	$ 0.46	$ 0.68
Diluted	$ (0.40)	$ (0.44)	$ 0.47	$ 0.34	$ 0.43	$ 0.61

	For the Quarters Ended June 30,					
	2000		2001[1]		2002	
	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated
	(Amounts in thousands, except per share data)					
Revenue	$ 154,048	$ 148,799	$ 183,275	$ 179,563	$ 177,678	$ 175,099
Income from operations	26,098	20,849	16,013	12,301	26,334	23,755
Income from continuing operations	11,623	8,501	4,449	2,169	13,308	11,709
Loss from discontinued operations, net of taxes	71	71	-	-	-	-
Net income	11,552	8,430	4,449	2,169	13,308	11,709
Income from continuing operations per share:						
Basic	$ 0.45	$ 0.33	$ 0.17	$ 0.08	$ 0.51	$ 0.45
Diluted	$ 0.45	$ 0.33	$ 0.17	$ 0.08	$ 0.48	$ 0.42
Net income per share:						
Basic	$ 0.45	$ 0.33	$ 0.17	$ 0.08	$ 0.51	$ 0.45
Diluted	$ 0.45	$ 0.33	$ 0.17	$ 0.08	$ 0.48	$ 0.42

	For the Quarters Ended September 30,					
	2000		2001[2]		2002	
	As Previously Reported	Restated	As Previously Reported	Restated	As Previously Reported	Restated
	(Amounts in thousands, except per share data)					
Revenue	$ 153,858	$ 147,741	$ 174,347	$ 170,191	$ 170,542	$ 168,119
Income from operations	25,835	19,718	10,241	6,085	18,431	16,008
Income (loss) from continuing operations	11,547	7,909	952	(1,601)	7,701	6,199
Loss from discontinued operations, net of taxes	2,365	2,365	-	-	-	-
Net income (loss)	9,182	5,544	952	(1,601)	7,701	6,199
Income (loss) from continuing operations per share:						
Basic	$ 0.45	$ 0.31	$ 0.04	$ (0.06)	$ 0.30	$ 0.24
Diluted	$ 0.45	$ 0.31	$ 0.04	$ (0.06)	$ 0.29	$ 0.24
Net income (loss) per share:						
Basic	$ 0.36	$ 0.22	$ 0.04	$ (0.06)	$ 0.30	$ 0.24
Diluted	$ 0.36	$ 0.22	$ 0.04	$ (0.06)	$ 0.29	$ 0.24

	For the Quarters Ended December 31,				
	2000		2001		2002
	As Previously Reported	Restated	As Previously Reported	Restated	
	(Amounts in thousands, except per share data)				
Revenue	$ 153,980	$ 148,559	$ 172,855	$ 168,401	$ 172,225
Income from operations	24,126	18,705	20,683	16,229	16,698
Net income	11,577	8,353	8,191	5,455	6,804
Net income per share:					
Basic	$ 0.45	$ 0.33	$ 0.32	$ 0.21	$ 0.26
Diluted	$ 0.45	$ 0.32	$ 0.31	$ 0.21	$ 0.26

[1]Includes $12.5 million of one-time charges related to a comprehensive streamlining of our expense structure.
[2]Includes $11.2 million of one-time charges related to the June 2001 flood of our Fort Washington, PA corporate headquarters and the resultant decision to relocate the corporate headquarters to Horsham, PA.

We have experienced and expect to continue to experience quarterly variations in operating results as a result of many factors, including:

- the timing of our clients' accounts receivable management and collection programs and the commencement of new contracts and termination of existing contracts;
- the timing and amount of collections on purchased accounts receivable;
- customer contracts that require us to incur costs in periods prior to recognizing revenue under those contracts;
- the effect of a change of business mix on profit margins;
- the timing of additional selling, general and administrative expenses to support new business;
- the costs and timing of completion and integration of acquisitions; and
- that our business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons.

Additionally, our planned operating expenditures are based on revenue forecasts, and, if revenue is below expectations in any given quarter, operating results would likely be materially adversely affected.

Liquidity and Capital Resources

Historically, our primary sources of cash have been bank borrowings, equity and debt offerings, and cash flows from operations. Cash has been used for acquisitions, repayments of bank borrowings, purchases of equipment, purchases of accounts receivable, and working capital to support our growth.

We believe that funds generated from operations, together with existing cash and available borrowings under our credit agreement will be sufficient to finance our current operations, planned capital expenditure requirements, and internal growth at least through the next twelve months. However, we could require additional debt or equity financing if we were to make any other significant acquisitions for cash during that period.

The cash flow from our contingency collection business and our purchased portfolio business is dependent upon our ability to collect from consumers and businesses. Many factors, including the economy and our ability to hire and retain qualified collectors and managers, are essential to our ability to generate cash flows. Fluctuations in these trends that cause a negative impact on our business could have a material impact on our expected future cash flows.

Cash Flows from Operating Activities. Cash provided by operating activities was $64.0 million in 2002, compared to $85.9 million in 2001. The decrease in cash provided by operations was primarily attributable to a $17.6 million decrease in accounts payable and accrued expenses as compared to a $13.0 million increase for the same period in the prior year. The increase in 2001 was primarily attributable to the accruals made in connection with the $23.8 million of one-time charges incurred during the second and third quarter of 2001. The payment of many of these accruals occurred during 2002, including the termination liability from our prior healthcare plan.

Of the $27.1 million increase in net income, $15.5 million represented the increase after the elimination of goodwill amortization. This increase in net income, net of goodwill amortization, also partially offset the decrease.

Cash provided by operating activities was $85.9 million in 2001, compared to $52.3 million in 2000. The increase in cash provided by operations was primarily attributable to the net effect of the one-time charges incurred during the second and third quarters of 2001, a smaller increase in accounts receivable, and a smaller decrease in income taxes payable. The smaller increase in accounts receivable was attributable to a reallocation of internal resources to focus on the collection of client accounts receivable. The smaller decrease in income taxes payable was the result of tax payments made during the first nine months of 2000 and the implementation of certain tax savings initiatives during the fourth quarter of 2000.

Cash Flows from Investing Activities. Cash used in investing activities was $64.0 million in 2002, compared to $51.5 million in 2001. Purchases of accounts receivables in 2002 was $70.7 million, including the $22.9 million purchase of the Great Lakes portfolio, as compared to $50.6 million in 2001, and collections applied to principal of purchased accounts receivable was $55.2 million as compared to $35.3 million. The increase in collections applied to principal was due to collections from accounts receivables purchased during 2002 and 2001, and a year of collections from the accounts receivables purchased as part of the February 2001, Creditrust Merger. Net cash paid during 2002 in connection with the acquisition of Great Lakes in August 2002 and RevGro in December 2002, was $28.0 million, as compared to $11.1 million of net cash paid during 2001, in connection with the Creditrust Merger.

Cash used in investing activities was $51.5 million in 2001, compared to $69.6 million in 2000. The decrease was due primarily to an increase in collections applied to the principal of purchased accounts receivable. This decrease was partially offset by an increase in the purchase of delinquent accounts receivable.

Purchases of property and equipment were $27.3 million, $27.9 million, and $31.0 million in 2002, 2001, and 2000, respectively.

Cash Flows from Financing Activities. Cash used in financing activities was $7.4 million in 2002, compared to $15.5 million in 2001. The cash used in financing activities during 2002 resulted from repayments of borrowings under our revolving credit facility and repayments of securitized debt assumed as part of the Creditrust Merger. These repayments were partially offset by the borrowings under the revolving credit facility to fund the acquisitions of Great Lakes' collection operations and RevGro, and purchases of accounts receivables by NCO Portfolio. In addition, NCO Portfolio borrowed $20.6 million from CFSC Capital Corp. XXXIV to purchase Great Lakes' accounts receivable portfolio. The cash used in financing activities during 2001 related to the net borrowings under the revolving credit facility made in connection with the Creditrust Merger that were used to repay the acquired notes payable, finance purchased accounts receivable, and other acquisition related liabilities.

Cash used in financing activities was $15.5 million in 2001, compared to $19.8 million in 2000. During 2001, we received cash from borrowings under the revolving credit facility made in connection with the Creditrust Merger that was used to repay the acquired notes payable, finance purchased accounts receivable, and repay other acquisition related liabilities. Additionally, we received $121.3 million of net proceeds from the issuance of convertible notes. These net proceeds were used for the repayment of borrowings under the revolving credit facility. We also used cash to repay a portion of our borrowings under the revolving credit facility and to repay a portion of the securitized debt assumed as part of the Creditrust Merger.

Credit Facility. We have a credit agreement with Citizens Bank of Pennsylvania, formerly Mellon Bank, N.A., referred to as Citizens Bank, for itself and as administrative agent for other participating lenders, structured as a revolving credit facility. The balance under the revolving credit facility will become due on May 20, 2004, the maturity date. The borrowing capacity of the revolving credit facility is subject to quarterly reductions of $5.2 million until the maturity date, and 50 percent of the net proceeds received from any offering of debt or equity. As of December 31, 2002, the maximum borrowing capacity and the availability under the revolving credit facility were $246.7 million and $51.2 million, respectively.

At our option, the borrowings bear interest at a rate equal to either Citizens Bank's prime rate plus a margin of 0.25 percent to 0.50 percent, which is determined quarterly based upon our consolidated funded debt to earnings before interest, taxes, depreciation, and amortization, also referred to as EBITDA, ratio (Citizens Bank's prime rate was 4.25 percent at December 31, 2002), or the London InterBank Offered Rate, also referred to as LIBOR, plus a margin of 1.25 percent to 2.25 percent depending on our consolidated funded debt to EBITDA ratio (LIBOR was 1.38 percent at December 31, 2002). We are charged a fee on the unused portion of the credit facility ranging from 0.13 percent to 0.38 percent depending on our consolidated funded debt to EBITDA ratio.

In connection with the Creditrust merger, the revolving credit facility was amended to provide NCO Portfolio with a revolving line of credit in the form of a subfacility under the existing revolving credit facility. The borrowing capacity of the subfacility is subject to quarterly reductions of $3.75 million until the earlier of May 20, 2004, the maturity date, or the date at which the subfacility is reduced to $25 million. NCO Portfolio's borrowings bear interest at a rate equal to NCO's interest rate under the revolving credit facility plus 1.00 percent. As of December 31, 2002, there was $3.1 million available to NCO Portfolio under the subfacility.

During February 2002, we entered into two interest rate swap agreements, which qualified as cash flow hedges, to fix LIBOR at 2.8225 percent on an original aggregate notional amount of $102 million of the variable-rate debt outstanding under the revolving credit facility. The aggregate notional amount of the interest rate swap agreements is subject to quarterly reductions that will reduce the aggregate notional amount to $62 million by maturity in September 2003. As of December 31, 2002, a notional amount of $83.3 million was covered by the interest rate swap agreements.

Borrowings under the revolving credit facility are collateralized by substantially all of our assets, including the common stock of NCO Portfolio that we own, and certain assets of NCO Portfolio. The balance under the revolving credit facility will become due on May 20, 2004. The credit agreement contains certain financial covenants such as maintaining net worth and funded debt to EBITDA requirements, and includes restrictions on, among other things, acquisitions and distributions to shareholders. As of December 31, 2002, we were in compliance with all required financial covenants.

Convertible Notes. In April 2001 we completed the sale of $125.0 million aggregate principal amount of 4.75 percent convertible subordinated notes due 2006, referred to as Notes, in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933. The Notes are convertible into our common stock at an initial conversion price of $32.92 per share. We used the $121.3 million of net proceeds from this offering to repay debt under our revolving credit agreement. In accordance with the terms of the credit agreement, 50 percent of the net proceeds from the Notes permanently reduced the maximum borrowings available under the revolving credit facility.

Nonrecourse Debt. In August 2002, NCO Portfolio entered into a four-year financing agreement with CFSC Capital Corp. XXXIV, referred to as Cargill, to provide financing for larger purchases of accounts receivable at 90 percent of the purchase price, unless otherwise negotiated. Cargill, at their sole discretion, has the right to finance any purchase of $4.0 million or more. Cargill may or may not choose to finance a transaction. This agreement gives NCO Portfolio the financing to purchase larger portfolios that they may not otherwise be able to purchase, and has no minimum or maximum credit authorization. Borrowings carry interest at the prime rate plus 3.25 percent (prime rate was 4.25 percent at December 31, 2002) and are nonrecourse to NCO Portfolio and NCO Group, except for the assets financed through Cargill. Debt service payments equal total collections less servicing fees and expenses until each individual borrowing is fully repaid and NCO Portfolio's original investment is returned, including interest. Thereafter, Cargill is paid a residual 40 percent of collections, less servicing costs, unless otherwise negotiated. Individual loans are required to be repaid based on collection, but not more than two years from the date of borrowing. Total debt outstanding under this facility as of December 31, 2002, was $17.6 million. As of December 31, 2002, NCO Portfolio was in compliance with all of the financial covenants.

Contractual Obligations. The following summarizes the our contractual obligations as of December 31, 2002 (amounts in thousands). For a detailed discussion of these contractual obligations, see notes 10, 11 and 20 in our Notes to Consolidated Financial Statements.

	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Revolving credit loan	$ 193,180	$ 11,880	$ 181,300	$ -	$ -
Convertible notes	125,000	-	-	125,000	-
Securitized debt	35,523	9,689	25,834	-	-
Nonrecourse debt	17,632	15,368	2,264	-	-
Capital leases and other	2,935	2,910	15	10	-
Operating leases	151,953	25,483	45,089	33,886	47,495
Forward-flow agreement	9,000	9,000	-	-	-
Total contractual obligations	$ 535,223	$ 74,330	$ 254,502	$ 158,896	$ 47,495

Off-Balance Sheet Arrangements

NCO Portfolio owns a 100 percent retained residual interest in an investment in securitization, Creditrust SPV 98-2, LLC, which was acquired as part of the Creditrust Merger. This transaction qualified for gain on sale accounting when the purchased accounts receivable were originally securitized by Creditrust. This securitization issued a nonrecourse note that is due the earlier of January 2004 or satisfaction of the note from collections, carries an interest rate of 8.61 percent, and had a balance of $5.5 million and $2.4 million as of December 31, 2001 and 2002, respectively. The retained interest represents the present value of the residual interest in the securitization using discounted future cash flows after the securitization note is fully repaid plus a cash reserve. As of December 31, 2001 and 2002, the investment in securitization was $7.3 million and $7.5 million, respectively, composed of $4.0 million and $4.2 million, respectively, in present value of discounted residual cash flows plus $3.3 million in cash reserves. NCO Portfolio's maximum exposure to loss as a result of its involvement with this investment in securitization would be limited to the carrying value of the investment in the securitization. The investment accrues noncash income at a rate of 8 percent per annum on the residual cash flow component only. The income earned increases the investment balance until the securitization note has been repaid, after which the collections are split between income and amortization of the investment in securitization based on the discounted cash flows. We recorded $162,000 and $211,000 of income on this investment for the year ended December 31, 2002 and for the period from February 21, 2001, to December 31, 2001, respectively. The off-balance sheet cash reserves of $3.3 million plus the first $1.3 million in residual cash collections received after the securitization note has been repaid have been pledged as collateral against another securitized note.

NCO Portfolio has a 50 percent ownership interest in a joint venture, InoVision-MEDCLR-NCOP Ventures, LLC, referred to as the Joint Venture, with IMNV Holdings, LLC, referred to as IMNV. The Joint Venture was set up in 2001 to purchase utility, medical and various other small-balance accounts receivable and is accounted for using the equity method of accounting. Included in "other assets" on the Balance Sheets was NCO Portfolio's investment in the Joint Venture of $574,000 and $3.4 million as of December 31, 2001 and 2002, respectively. Included in the Statements of Income, as "interest and investment income," was $118,000 and $762,000 for the years ended December 31, 2001 and 2002, respectively, representing NCO Portfolio's 50 percent share of operating income from this unconsolidated subsidiary. The Joint Venture has access to capital from Cargill, who, at its option, lends 90 percent of the value of the purchased accounts receivable to the Joint Venture. Borrowings carry interest at the prime rate plus 4.25 percent (prime rate was 4.25 percent at December 31, 2002). Debt service payments equal total collections less servicing fees and expenses until each individual borrowing is fully repaid and the Joint Venture's original investment is returned, including interest. Thereafter, Cargill is paid a residual 40 percent of collections, less servicing costs. Individual loans are required to be repaid based on collections, but not more than two years from the date of borrowing. The debt is cross-collateralized by all portfolios in which the lender participates, and is nonrecourse to NCO Portfolio and NCO Group.

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, and changes in corporate tax rates. A material change in these rates could adversely affect our operating results and cash flows. A 25 basis-point increase in interest rates could increase our annual interest expense by $250,000 for each $100 million of variable debt outstanding for the entire year. A 10 percent change in the foreign currency exchange rates is not expected to have a material impact on our business. We employ risk management strategies that may include the use of derivatives such as interest rate swap agreements, interest rate ceilings and floors, and foreign currency forwards and options to manage these exposures.

Impact of Recently Issued and Proposed Accounting Pronouncements

During 2001, the Accounting Staff Executive Committee approved an exposure draft on Accounting for Certain Purchased Loans or Debt Securities (formerly known as Discounts Related to Credit Quality) (Exposure Draft–December 1998). The proposal would apply to all companies that acquire loans for which it is probable at the acquisition date that all contractual amounts due under the acquired loans will not be collected. The proposal addresses accounting for differences between contractual and expected future cash flows from an investor's initial investment in certain loans when such differences are attributable, in part, to credit quality. The scope also includes such loans acquired in purchased business combinations. If adopted, the proposed Statement of Position, referred to as SOP, would supersede Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. In June 2001, the Financial Accounting Standards Board, referred to as FASB, cleared the SOP for issuance subject to minor editorial changes and planed to issue a final SOP in early 2002. The SOP has not yet been issued. The proposed SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio's initial cost of accounts receivable acquired. The proposed SOP would require that the excess of the contractual cash flows over expected future cash flows not be recognized as an adjustment of revenue, expense or on the balance sheet. The proposed SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, the carrying value of a portfolio would be written down to maintain the original IRR. Increases in expected future cash flows would be recognized prospectively through adjustment of the IRR over a portfolio's remaining life. The exposure draft provides that previously issued annual financial statements would not need to be restated. Until final issuance of this SOP, we cannot ascertain its effect on our reporting.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures required by guarantors in their interim and annual financial statements. FIN 45 also requires a guarantor to recognize a liability at the date of inception for the fair value of the obligation it assumes under the guarantee. The disclosure requirements are effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted the disclosure requirements of FIN 45, and are in the process of determining the effect of the adoption of the recognition and measurement provisions of FIN 45 will have on our financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN" 46), "Consolidation of Variable Interest Entities". The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 defines variable interest entities and requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The disclosure requirements are effective for periods ending after December 15, 2002. The consolidation requirements apply immediately to variable interest entities created after January 31, 2003, and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. We adopted the disclosure requirements of FIN 46, and do not believe the adoption of FIN 46 will have a material impact on our financial position and results of operations.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk.

Included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data.

The financial statements, financial statement schedules and related documents that are filed with this Report are listed in Item 15(a) of this Report on Form 10-K and begin on page F-1, and the quarterly financial information is included in Item 7.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Incorporated by reference from the Company's Proxy Statement relating to the 2003 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K, except information concerning certain executive officers of the Company which is set forth in Section 4.1 of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Incorporated by reference from the Company's Proxy Statement relating to the 2003 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

Incorporated by reference from the Company's Proxy Statement relating to the 2003 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K.

Item 13. Certain Relationships and Related Transactions.

Incorporated by reference from the Company's Proxy Statement relating to the 2003 Annual Meeting of Shareholders to be filed in accordance with General Instruction G(3) to Form 10-K.

Item 14. Controls and Procedures.

Quarterly evaluation of our Disclosure Controls and Internal Controls. Within the 90 days prior to the date of this Annual Report on Form 10-K, we evaluated the effectiveness of the design and operation of our "disclosure controls and procedures" ("Disclosure Controls"). This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Limitations on the Effectiveness of Controls. Our management, including the CEO and CFO, does not expect that our Disclosure Controls or our "internal controls and procedures for financial reporting" ("Internal Controls") will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Conclusions. Based upon the Controls Evaluation, the CEO and CFO have concluded that, to the best of their knowledge and subject to the limitations noted above, the Disclosure Controls are effective to timely alert management to material information relating to us during the period when our periodic reports are being prepared.

In accordance with SEC requirements, the CEO and CFO note that, to the best of their knowledge, since the date of the Controls Evaluation to the date of this Annual Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statements and Reports on Form 8-K.

(a). Documents filed as part of this report:

1. List of Consolidated Financial Statements. The consolidated financial statements and the accompanying notes of NCO Group, Inc., have been included in this Report on Form 10-K beginning on page F-1. Our previously issued financial statements for the years ended December 31, 2000 and 2001, have been restated for a correction of an error due to a change in accounting method for a long-term guarantee contract. This restatement is more fully discussed in our Notes to Consolidated Financial Statements.

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2001 and 2002
Consolidated Statements of Income for each of the three years in the period ended December 31, 2002
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2002
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002
Notes to Consolidated Financial Statements
Consolidating Statement of Income for the year ended December 31, 2002 (Unaudited)

2. List of Financial Statement Schedules. The following financial statement schedule of NCO Group, Inc., has been included in this Report on Form 10-K beginning on page S-1:

II – Valuation and Qualifying Accounts

All other financial statement schedules are omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the respective financial statements or notes thereto contained herein.

3. List of Exhibits filed in accordance with Item 601 of Regulation S-K. The following exhibits are incorporated by reference in, or filed with, this Report on Form 10-K. Management contracts and compensatory plans, contracts and arrangements are indicated by "*".

Exhibit No.	Description
2.1[8]	Second Amended and Restated Agreement and Plan of Merger dated September 20, 2000, by and among Creditrust Corporation, and NCO Group, Inc. and its wholly owned subsidiaries, NCO Portfolio Funding, Inc. and NCO Financial Systems, Inc. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.

Exhibit No.	Description
2.2[13]	Asset Acquisition Agreement dated August 19, 2002, among Great Lakes Collection Bureau, Inc., General Electric Capital Corporation, NCO Group, Inc. and Great lakes Acquisition Corporation. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.
3.1[1]	The Company's Amended and Restated Articles of Incorporation.
3.2[3]	Amendment to Amended and Restated Articles of Incorporation.
3.3[11]	Amendment to Amended and Restated Articles of Incorporation.
3.4[1]	The Company's Amended and Restated Bylaws.
4.1[1]	Specimen of Common Stock Certificate.
4.2[5]	Form of warrant to purchase NCO Group, Inc. common stock.
4.3[10]	Purchase Agreement dated as of March 29, 2001, between NCO Group, Inc. and Deutsche Bank Alex. Brown Inc.
4.4[10]	Indenture dated as of April 4, 2001, between NCO Group, Inc. and Bankers Trust Company, as Trustee
4.5[10]	Registration Rights Agreement dated as of April 4, 2001, between NCO Group, Inc. and Deutsche Bank Alex. Brown Inc.
4.6[10]	Global Note dated April 4, 2001 of NCO Group, Inc.
*10.1[1]	Employment Agreement, dated September 1, 1996, between the Company and Michael J. Barrist.
*10.2[6]	Addendum, dated January 1, 1999, to the Employment Agreement, dated September 1, 1996, between the Company and Michael J. Barrist.
*10.3[1]	Employment Agreement, dated September 1, 1996, between the Company and Steven L. Winokur.
*10.4[6]	Addendum, dated January 1, 1999, to the Employment Agreement, dated September 1, 1996, between the Company and Steven L. Winokur.
*10.5[9]	Employment Agreement, dated June 5, 1998, between the Company and Joshua Gindin.
*10.6[9]	Addendum, dated January 1, 1999, to the Employment Agreement, dated June 5, 1998, between the Company and Joshua Gindin.
*10.7[7]	Employment Agreement, dated May 2, 1998, between the Company and Paul E. Weitzel, Jr.
*10.8[7]	Addendum, dated January 1, 1999, to the Employment Agreement, dated May 2, 1998, between the Company and Paul E. Weitzel, Jr.
*10.9[1]	Amended and Restated 1995 Stock Option Plan.

Exhibit No.	Description
*10.10[4]	1996 Stock Option Plan, as amended.
*10.11[4]	1996 Non-Employee Director Stock Option Plan, as amended.
10.12[1]	Distribution and Tax Indemnification Agreement
10.13[1]	Irrevocable Proxy Agreement by and between Michael J. Barrist and Annette H. Barrist.
10.14[2]	Nontransferable Common Stock Purchase Warrant dated February 2, 1997, issued to CRW Financial, Inc.
10.15[2]	Registration Rights Agreement dated February 2, 1997, between NCO and CRW Financial, Inc.
10.16[7]	Fifth Amended and Restated Credit Agreement dated as of December 31, 1999, by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy o: any omitted schedules upon request.
10.17[3]	Executive Salary Continuation Agreement.
10.18[6]	Transfer Agreement dated January 26, 1998, among NCO, CRW Financial, Inc. and Swiss Bank Corporation.
10.19[9]	First Amendment, dated March 24, 2000, to the Fifth Amended and Restated Credit Agreement dated as of December 31, 1999, by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.
10.20[9]	Second Amendment and Waiver, dated October 26, 2000, to the Fifth Amended and Restated Credit Agreement dated as of December 31, 1999, by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy o: any omitted schedules upon request.
10.21[9]	Third Amendment, dated December 15, 2000, to the Fifth Amended and Restated Credit Agreement dated as of December 31, 1999, by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.

Exhibit No.	Description
10.22[9]	Fourth Amendment, dated January 23, 2001, to the Fifth Amended and Restated Credit Agreement dated as of December 31, 1999 by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.
10.23[9]	Fifth Amendment, dated February 20, 2001, to the Fifth Amended and Restated Credit Agreement dated as of December 31, 1999 by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.
10.24[9]	Credit Agreement, dated as of February 20, 2001, by and between NCO Portfolio Management, Inc., as Borrower, and NCO Group, Inc., as Lender.
10.25[9]	Note Receivable, dated October 27, 2000, from Creative Marketing Strategies, Inc. for the original principal amount of $6.0 million, as payment of the purchase price for the acquisition of certain assets of NCO Teleservices, Inc.
10.26[9]	Note Receivable, dated October 26, 2000, from TRC Holdings, Inc. for the principal amount of $11.25 million, as payment of the purchase price for the acquisition of certain assets of NCO Teleservices, Inc.
*10.27[12]	Employment Agreement, dated January 31, 2002, between the Company and Stephen W. Elliott.
*10.28[12]	Employment Agreement, dated November 21, 2001, between the Company and Steven Leckerman.
10.29[12]	Sixth Amendment, dated March 14, 2001, to the Fifth Amended and Restatec Credit Agreement dated as of December 31, 1999 by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.
10.30[12]	Seventh Amendment, dated September 24, 2001, to the Fifth Amended and Restated Credit Agreement dated as of December 31, 1999 by and among NCO Group, Inc., as Borrower, Mellon Bank, N.A., as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.

Exhibit No.	Description
10.31[14]	Ninth Amendment and Consent, dated October 31, 2002, to the Fifth Amended and Restated Credit Agreement dated as of December 31, 1999 by and among NCO Group, Inc., as Borrower, Citizens Bank of Pennsylvania (successor to Mellon Bank, N.A.), as Administrative Agent and a Lender, and the Financial Institutions identified therein as Lenders and such other Agents as may be appointed from time to time. NCO will furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
99.1	Chief Executive Officer Section 906 Certification of Financial Statements
99.2	Chief Financial Officer Section 906 Certification of Financial Statements

---

[1]Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-11745), as amended, filed with the Securities and Exchange Commission on September 11, 1996.

[2]Incorporated by reference to the Company's Current Report on Form 8-K/A (File No. 0-21639) filed with the Securities and Exchange Commission on February 18, 1997.

[3]Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 0-21639), filed with the Securities and Exchange Commission on May 4, 1998.

[4]Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 0-21639), filed with the Securities and Exchange Commission on August 14, 1998.

[5]Incorporated by reference to the Company's Current Report on Form 8-K/A (File No. 0-21639) filed with the Securities and Exchange Commission on August 4, 1999.

[6]Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 0-21639), as amended, filed with the Securities and Exchange Commission on March 31, 1999.

[7]Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 0-21639), as amended, filed with the Securities and Exchange Commission on March 27, 2000.

[8]Incorporated by reference to the Company's Current Report on Form 8-K (File No. 0-21639) filed with the Securities and Exchange Commission on March 5, 2001.

[9]Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-21639), as amended, filed with the Securities and Exchange Commission on March 16, 2001.

[10]Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

[11]Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

[12]Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 0-21639), filed with the Securities and Exchange Commission on March 19, 2002.

[13]Incorporated by reference to the Company's Current Report on Form 8-K (File No. 0-21639) filed with the Securities and Exchange Commission on September 3, 2002.

[14]Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(b). Reports on Form 8-K

Date of Report	Item Reported
12/13/02	Item 7 and Item 9 – Press release for the acquisition of The Revenue Maximization Group Inc.
11/18/02	Item 7 and Item 9 – Press release and conference call transcript from the earnings release for the third quarter of 2002
11/4/02	Item 2 and Item 7 – Disclosures and financial statements to Great Lakes Collection Bureau, Inc. acquisition

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCO GROUP, INC.

Date: March 21, 2003

By: /s/ Michael J. Barrist

Michael J. Barrist, Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE(S)	DATE
/s/ Michael J. Barrist Michael J. Barrist	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	March 21, 2003
/s/ Steven L. Winokur Steven L. Winokur	Executive Vice President, Finance; Chief Financial Officer; and Treasurer (principal financial and accounting officer)	March 21, 2003
/s/ William C. Dunkelberg William C. Dunkelberg	Director	March 21, 2003
/s/ Charles C. Piola, Jr. Charles C. Piola, Jr.	Director	March 21, 2003
/s/ Leo J. Pound Leo J. Pound	Director	March 21, 2003
/s/ Eric S. Siegel Eric S. Siegel	Director	March 21, 2003
/s/ Allen F. Wise Allen F. Wise	Director	March 21, 2003

CERTIFICATION

I, Michael J. Barrist, Chief Executive Officer of NCO Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of NCO Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

/s/ MICHAEL J. BARRIST

Michael J. Barrist
Chief Executive Officer (Principal Executive Officer)

CERTIFICATION

I, Steven L. Winokur, Chief Financial Officer of NCO Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of NCO Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

/s/ STEVEN L. WINOKUR

Steven L. Winokur
Chief Financial Officer (Principal Financial and Accounting Officer)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Financial Statements:

Financial Statement Schedule:

For the years ended December 31, 2000, 2001 and 2002:

[1]The Company's previously issued financial statements for the years ended December 31, 2000 and 2001, have been restated for a correction of an error due to a change in accounting method for a long-term guarantee contract. This restatement is more fully discussed in the Notes to Consolidated Financial Statements.

Report of Independent Auditors

To the Board of Directors and
Shareholders of NCO Group, Inc.

We have audited the accompanying consolidated balance sheets of NCO Group, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCO Group, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2002 NCO Group, Inc. adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which resulted in NCO Group, Inc. changing its method of accounting for goodwill and its related amortization.

As discussed in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements for the years ended December 31, 2000 and 2001 have been restated for the correction of an error.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 11, 2003

Part 1 - Financial Information
Item 1 - Financial Statements

NCO GROUP, INC.
Consolidated Balance Sheets
(Amounts in thousands)

ASSETS	December 31, 2001 (Restated)	December 31, 2002
Current assets:		
Cash and cash equivalents	$ 32,161	$ 25,159
Restricted cash	1,125	900
Accounts receivable, trade, net of allowance for doubtful accounts of $5,311 and $7,285, respectively	86,811	86,857
Purchased accounts receivable, current portion	47,341	60,693
Deferred income taxes	18,090	16,389
Bonus receivable, current portion	-	15,584
Prepaid expenses and other current assets	14,784	9,644
Total current assets	200,312	215,226
Funds held on behalf of clients		
Property and equipment, net	71,457	79,603
Other assets:		
Goodwill	514,161	525,784
Other intangibles, net of accumulated amortization	7,929	14,069
Purchased accounts receivable, net of current portion	92,660	91,755
Bonus receivable, net of current portion	4,329	408
Other assets	38,016	39,436
Total other assets	657,095	671,452
Total assets	$ 928,864	$ 966,281

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001 (Restated)	2002
Current liabilities:		
Long-term debt, current portion	$ 21,922	$ 39,847
Income taxes payable	176	2,222
Accounts payable	12,164	8,285
Accrued expenses	37,169	31,426
Accrued compensation and related expenses	16,785	15,374
Deferred revenue, current portion	14,618	12,088
Total current liabilities	102,834	109,242
Funds held on behalf of clients		
Long-term liabilities:		
Long-term debt, net of current portion	357,868	334,423
Deferred revenue, net of current portion	11,745	11,678
Deferred income taxes	38,337	48,605
Other long-term liabilities	4,565	2,144
Minority interest	21,213	24,427
Shareholders' equity:		
Preferred stock, no par value, 5,000 shares authorized, no shares issued and outstanding	-	-
Common stock, no par value, 50,000 shares authorized, 25,816 and 25,908 shares issued and outstanding, respectively	320,993	321,824
Other comprehensive loss	(4,346)	(3,876)
Retained earnings	75,655	117,814
Total shareholders' equity	392,302	435,762
Total liabilities and shareholders' equity	$ 928,864	$ 966,281

See accompanying notes.

NCO GROUP, INC.

Consolidated Statements of Income

(Amounts in thousands, except per share data)

	For the Years Ended December 31,		
	2000 (Restated)	2001 (Restated)	2002
Revenue	$ 587,452	$ 683,873	$ 703,450
Operating costs and expenses:			
Payroll and related expenses	293,292	350,634	335,405
Selling, general and administrative expenses	179,924	237,690	249,672
Depreciation and amortization expense	32,360	38,205	27,324
Total operating costs and expenses	505,576	626,529	612,401
Income from operations	81,876	57,344	91,049
Other income (expense):			
Interest and investment income	2,503	3,627	3,222
Interest expense	(25,942)	(26,962)	(20,976)
Other income (expense)	1,313	-	(216)
Total other income (expense)	(22,126)	(23,335)	(17,970)
Income before income tax expense	59,750	34,009	73,079
Income tax expense	24,572	14,661	27,702
Income from continuing operations before minority interest	35,178	19,348	45,377
Minority interest	-	(4,310)	(3,218)
Income from continuing operations	35,178	15,038	42,159
Discontinued operations, net of income taxes:			
Loss from discontinued operations	(975)	-	-
Loss on disposal of discontinued operations	(23,179)	-	-
Net income	$ 11,024	$ 15,038	$ 42,159
Income from continuing operations per share:			
Basic	$ 1.38	$ 0.58	$ 1.63
Diluted	$ 1.36	$ 0.58	$ 1.54
Net income per share:			
Basic	$ 0.43	$ 0.58	$ 1.63
Diluted	$ 0.43	$ 0.58	$ 1.54
Weighted average shares outstanding:			
Basic	25,587	25,773	25,890
Diluted	25,842	26,091	29,829

See accompanying notes.

NCO GROUP, INC.
Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands)

	Common Stock		Other			
	Number of Shares	Amount	Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income (Loss)	Total
Balance, January 1, 2000	25,533	$ 314,601	$ 694	$ 49,593		$ 364,888
Issuance of common stock	94	1,771	-	-		1,771
Comprehensive income, net of tax:						
Net income (restated)	-	-	-	11,024	$ 11,024	11,024
Other comprehensive income (loss):						
Foreign currency translation adjustment	-	-	(2,219)	-	(2,219)	(2,219
Total comprehensive income (loss)					$ 8,805	
Balance, December 31, 2000 (restated)	25,627	316,372	(1,525)	60,617		375,464
Issuance of common stock	189	4,621	-	-		4,621
Comprehensive income, net of tax:						
Net income (restated)	-	-	-	15,038	$ 15,038	15,038
Other comprehensive income (loss):						
Foreign currency translation adjustment	-	-	(2,821)	-	(2,821)	(2,821
Total comprehensive income (loss)					$ 12,217	
Balance, December 31, 2001 (restated)	25,816	320,993	(4,346)	75,655		392,302
Issuance of common stock	92	831	-	-		831
Comprehensive income, net of tax:						
Net income	-	-	-	42,159	$ 42,159	42,159
Other comprehensive income (loss):						
Foreign currency translation adjustment	-	-	930	-	930	930
Unrealized loss on interest rate swap	-	-	(460)	-	(460)	(460
Total comprehensive income (loss)					$ 42,629	
Balance, December 31, 2002	25,908	$ 321,824	$ (3,876)	$ 117,814		$ 435,762

See accompanying notes.

NCO GROUP, INC
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Years Ended December 31,		
	2000 (Restated)	2001 (Restated)	2002
Cash flows from operating activities:			
Income from continuing operations	$ 35,178	$ 15,038	$ 42,159
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:			
Depreciation	15,180	20,142	24,162
Amortization of intangibles	17,180	18,063	3,162
Net loss on property and equipment disposed of in connection with the flood/corporate headquarters relocation	-	827	-
Provision for doubtful accounts	5,906	4,250	8,293
Impairment of purchased accounts receivable	-	2,738	1,999
Gain on insurance proceeds from property and equipment	-	-	(847)
Write-down of investment	-	-	250
Minority interest	-	4,310	3,218
Changes in operating assets and liabilities, net of acquisitions:			
Restricted cash	-	2,555	225
Accounts receivable, trade	(24,299)	(3,494)	(2,368)
Deferred income taxes	8,010	3,833	12,572
Bonus receivable	(667)	(3,662)	(11,663)
Other assets	(5,293)	(3,935)	3,360
Accounts payable and accrued expenses	469	13,028	(17,626)
Income taxes payable	(9,568)	(252)	2,127
Deferred revenue	14,210	12,153	(2,597)
Other long-term liabilities	(6,511)	256	(2,421)
Net cash provided by continuing operating activities	49,795	85,850	64,005
Net cash provided by discontinued operating activities	2,487	-	-
Net cash provided by operating activities	52,282	85,850	64,005
Cash flows from investing activities:			
Purchases of accounts receivable	(32,961)	(50,621)	(70,654)
Collections applied to principal of purchased accounts receivable	5,084	35,284	55,154
Purchase price adjustment applied to principal of purchased accounts receivable	-	-	3,197
Purchases of property and equipment	(31,042)	(27,940)	(27,331)
Proceeds from notes receivable	-	-	1,000
Insurance proceeds from involuntary conversion of property and equipment	-	560	2,633
Investment in consolidated subsidiary by minority interest	-	2,320	-
Net cash paid for acquisitions and related costs	(10,665)	(11,077)	(27,966)
Net cash used in investing activities	(69,584)	(51,474)	(63,967)
Cash flows from financing activities:			
Borrowings under notes payable	-	-	24,477
Repayment of notes payable	(1,934)	(21,869)	(18,606)
Repayment of acquired notes payable	-	(20,084)	-
Borrowings under revolving credit agreement	-	65,230	34,170
Repayment of borrowings under revolving credit agreement	(19,000)	(162,350)	(47,620)
Payment of fees to acquire debt	-	(5,138)	(552)
Proceeds from issuance of convertible debt	-	125,000	-
Issuance of common stock, net	1,175	3,721	747
Net cash used in financing activities	(19,759)	(15,490)	(7,384)
Effect of exchange rate on cash	38	(215)	344
Net increase (decrease) in cash and cash equivalents	(37,023)	18,671	(7,002)
Cash and cash equivalents at beginning of the period	50,513	13,490	32,161
Cash and cash equivalents at end of the period	$ 13,490	$ 32,161	$ 25,159

See accompanying notes.

NCO GROUP, INC.
Notes to Consolidated Financial Statements

1. Nature of Operations:

NCO Group, Inc. (the "Company" or "NCO") is a leading provider of accounts receivable management and collection services. The Company also owns 63 percent of NCO Portfolio Management, Inc., a separate public company that purchases and manages past due consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, and other consumer oriented companies. The Company's client base includes companies in the financial services, healthcare, retail and commercial, utilities, education, telecommunications, and government sectors. These clients are primarily located throughout the United States of America, Canada, the United Kingdom, and Puerto Rico.

2. Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and all affiliated subsidiaries and entities controlled by the Company. All significant intercompany accounts and transactions have been eliminated. The Company does not control InoVision-MEDCLR-NCOP Ventures, LLC and Creditrust SPV98-2, LLC (see note 23) and, accordingly, their financial condition and results of operations are not consolidated with the Company's financial statements.

Revenue Recognition:

Contingency Fees:

Contingency fee revenue is recognized upon collection of funds on behalf of clients.

Contractual Services:

Fees for contractual services are recognized as services are performed and accepted by the client.

Long-Term Guarantee Contract:

The Company has a long-term guarantee contract with a large client to provide collection services. The Company receives a base service fee based on collections. The Company also earns a bonus to the extent collections are in excess of the guarantees. The Company is required to pay the client if collections do not reach the guarantees but the Company is entitled to recoup at least 90 percent of any such guarantee payments from subsequent collections.

In accordance with the provision of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," The Company defers all of the base service fees until the collections exceed the collection guarantees. At the end of each reporting period, the Company assesses the need to record an additional liability if deferred fees are less than the estimated guarantee payments, if any, due to the client. There was no additional liability recorded as of December 31, 2001 and 2002.

Purchased Accounts Receivable:

The Company accounts for its investment in purchased accounts receivable on an accrual basis under the guidance of American Institute of Certified Public Accountants' Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans," using unique and exclusive portfolios. Portfolios are established with accounts having similar attributes. Typically, each portfolio consists of an individual acquisition of accounts that are initially recorded at cost, which includes external costs of acquiring portfolios. Once a portfolio is acquired, the accounts in the portfolio are not changed. Proceeds from the sale of accounts and return of accounts within a portfolio are accounted for as collections in that portfolio. The discount between the cost of each portfolio and the face value of the portfolio is not recorded since the Company expects to collect a relatively small percentage of each portfolio's face value.

2. Accounting Policies (continued):

Revenue Recognition (continued):

Purchased Accounts Receivable (continued):

Collections on the portfolios are allocated to revenue and principal reduction based on the estimated internal rate of return ("IRR") for each portfolio. The IRR for each portfolio is derived based on the expected monthly collections over the estimated economic life of each portfolio (generally five years, based on the Company's collection experience), compared to the original purchase price. Revenue on purchased accounts receivable is recorded monthly based on applying each portfolio's effective IRR for the quarter to its carrying value. To the extent collections exceed the revenue, the carrying value is reduced and the reduction is recorded as collections are applied to principal. Because the IRR reflects collections for the entire economic life of the portfolio, and those collections are not constant, lower collection rates, typically in the early months of ownership, can result in a situation where the actual collections are less than the revenue accrual. In this situation, the carrying value of the portfolio may be increased by the difference between the revenue accrual and collections.

To the extent actual collections differ from estimated projections, the Company prospectively adjusts the IRR. If the carrying value of a particular portfolio exceeds its expected future collections, a charge to income would be recognized in the amount of such impairment. Additional impairments on each quarter's previously impaired portfolios may occur if the current estimated future cash flow projection, after being adjusted prospectively for actual collection results, is less than the current carrying value recorded. After the impairment of a portfolio, all collections are recorded as a return of capital and no income is recorded on that portfolio until the full carrying value of the portfolio has been recovered. Once the full cost of the carrying value has been recovered, all collections will be recorded as revenue. The estimated IRR for each portfolio is based on estimates of future collections, and actual collections will vary from current estimates. The difference could be material.

Credit Policy:

The Company has two types of arrangements under which it collects its contingent fee revenue. For certain clients, the Company remits funds collected on behalf of the client net of the related contingent fees while, for other clients, the Company remits gross funds collected on behalf of clients and bills the client separately for its contingent fees.

Management carefully monitors its client relationships in order to minimize the Company's credit risk and maintains a reserve for potential collection losses when such losses are deemed to be probable. The Company generally does not require collateral and it does not charge finance fees on outstanding trade receivables. In many cases, in the event of collection delays from clients, management may, at its discretion, change from the gross remittance method to the net remittance method. Trade accounts receivable are written off to the allowance for doubtful accounts when collection appears highly unlikely.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. These financial instruments potentially subject the Company to concentrations of credit risk. The Company minimizes this risk by dealing with major financial institutions that have high credit ratings.

2. **Accounting Policies (continued):**

Investments in Debt and Equity Securities:

The Company accounts for investments, such as the investment in securitization, Creditrust SPV 98-2, LLC, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As such, investments are recorded as either trading, available for sale, or held to maturity based on management's intent relative to those securities. The Company records its investment in securitization as an available for sale debt security. Such a security is recorded at fair value, and the unrealized gains or losses, net of the related tax effects, are not reflected in earnings but are recorded as other comprehensive income in the consolidated statement of shareholders' equity until realized. A decline in the value of an available for sale security below cost that is deemed other than temporary is charged to income as an impairment and results in the establishment of a new cost basis for the security.

The investment in securitization is included in other assets and represents the residual interest in a securitized pool of purchased accounts receivable acquired in connection with the merger of Creditrust Corporation ("Creditrust") into NCO Portfolio Management, Inc. ("NCO Portfolio") (see note 5). The investment in securitization accrues interest at an effective yield (IRR), which is estimated based on the expected monthly collections over the estimated economic life of the investment (approximately five years). Cost approximated fair value of this investment as of December 31, 2001 and 2002 (see note 23).

Property and Equipment:

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful life of each class of assets using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet, and any gain or loss on the transaction is included in the statement of income.

The Company reviews long-lived assets and certain identifiable intangibles for impairment, based on the estimated undiscounted future cash flows, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Intangibles:

Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles" ("SFAS 142") (see note 9).

Other intangible assets consist primarily of customer lists and deferred financing costs, which relate to debt issuance costs incurred. Customer lists are amortized over five years and deferred financing costs are amortized over the term of the debt (see note 9).

Interest Rate Hedges:

The Company accounts for its interest rate swap agreements as either assets or liabilities on the balance sheet measured at fair value. Changes in the fair value of the interest rate swap agreements will be recorded separately in shareholders' equity as "other comprehensive income (loss)" since the interest rate swap agreements were designated and qualified as cash flow hedges. As of December 31, 2002, "other comprehensive income (loss)" included a loss of $460,000, net of a tax benefit of $248,000. The Company determined that the interest rate swap agreements qualified as effective cash flow hedges because the interest payment dates, the underlying index (the London InterBank Offered Rate or "LIBOR"), and the notional amounts coincide with LIBOR contracts from the revolving credit facility. If the interest rate swap agreements no longer qualify as cash flow hedges, the change in the fair value will be recorded in current earnings.

2. **Accounting Policies (continued):**

Stock Options:

The Company accounts for stock option grants in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, because the exercise price of the stock options equaled the fair value of the underlying common stock on the date of grant, no compensation cost was recognized. In accordance with SFAS 123, "Accounting for Stock-Based Compensation," the Company does not recognize compensation cost based on the fair value of the options granted at grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table (amounts in thousands, except per share amounts) (see note 15):

	For the Years Ended December 31,		
	2000	2001	2002
Net income – as reported	$ 11,024	$ 15,038	$ 42,159
Pro forma compensation cost, net of taxes	4,203	5,011	5,417
Net income – pro forma	$ 6,821	$ 10,027	$ 36,742
Net income per share – as reported:			
Basic	$ 0.43	$ 0.58	$ 1.63
Diluted	$ 0.43	$ 0.58	$ 1.54
Net income per share – pro forma:			
Basic	$ 0.27	$ 0.39	$ 1.42
Diluted	$ 0.26	$ 0.38	$ 1.36

The estimated weighted average, grant-date fair values of the options granted during the years ended December 31, 2000, 2001 and 2002 were $10.52, $10.37 and $8.40, respectively. All options granted were at the market price of the stock on the grant date. For valuation purposes, the Company utilized the Black-Scholes option-pricing model using the following assumptions on a weighted average basis:

	For the Years Ended December 31,		
	2000	2001	2002
Risk-free interest rate	5.93%	4.42%	3.18%
Expected life in years	3.25	4.33	5.00
Volatility factor	52.88%	58.95%	56.59%
Dividend yield	None	None	None
Forfeiture rate	5.00%	5.00%	5.00%

Income Taxes:

The Company accounts for income taxes using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities.

Prior to the adoption of SFAS 142 on January 1, 2002, income taxes were computed after giving effect to the nondeductible portion of goodwill expenses attributable to certain acquisitions.

The portfolios of purchased accounts receivable are composed of distressed debt. Collection results are not guaranteed until received; accordingly, for tax purposes, any gain on a particular portfolio is deferred until the full cost of its acquisition is recovered. Revenue for financial reporting purposes is recognized ratably over the life of the portfolio. Deferred tax liabilities arise from deferrals created during the early stages of the portfolio. These deferrals reverse after the cost basis of the portfolio is recovered. The creation of new tax deferrals from future purchases of portfolios are expected to offset a significant portion of the reversal of the deferrals from portfolios where the collections have become fully taxable.

2. Accounting Policies (continued):

Foreign Currency Translation:

The Company has foreign subsidiaries whose local currency has been determined to be the functional currency. For these foreign subsidiaries, the assets and liabilities have been translated using the current exchange rates, and the income and expenses have been translated using historical exchange rates. The adjustments resulting from translation have been recorded separately in shareholders' equity as "other comprehensive income (loss)" and are not included in determining consolidated net income. As of December 31, 2001 and 2002, other comprehensive income (loss) included $4.3 million and $3.4 million, respectively, of cumulative losses from foreign currency translation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

In the ordinary course of accounting for a long-term guarantee contract, estimates are made by management as to the payments due to the client. Actual results could differ from those estimates and a material change could occur within one reporting period.

In the ordinary course of accounting for purchased accounts receivable, estimates are made by management as to the amount and timing of future cash flows expected from each portfolio. The estimated future cash flow of each portfolio is used to compute the IRR for the portfolio. The IRR is used to allocate collections between revenue and principal reduction of the carrying values of the purchased accounts receivable.

On an ongoing basis, the Company compares the historical trends of each portfolio to projected collections. Future projected collections are then increased, within preset limits, or decreased based on the actual cumulative performance of each portfolio. Management reviews each portfolio's adjusted projected collections to determine if further downward adjustment is warranted. Management regularly reviews the trends in collection patterns and uses its best efforts to improve under-performing portfolios. However, actual results will differ from these estimates and a material change in these estimates could occur within one reporting period (see note 6).

3. Restated Financial Statements:

On February 6, 2003, the Company's independent auditors informed the Company that, based on their further internal review and consultation, they no longer considered the methodology for revenue recognition for a long-term guarantee contract appropriate under revenue recognition guidelines. Previously, revenue under the contract was recorded based upon the collection of funds on behalf of clients at the anticipated average fee over the life of the contract. Further review by the Company with its independent auditors led the Company to conclude that it should change its method of revenue recognition for the contract. The change resulted in the deferral of the recognition of revenue under the contract until such time as any contingencies related to the realization of revenue have been resolved. The financial statements and the accompanying notes of the Company for the years ended December 31, 2000 and 2001, have been restated for a correction of an error due to this change.

3. Restated Financial Statements (continued):

The following table presents the impact of the restatement on the consolidated financial statements (amounts in thousands, except per share amounts):

	As of and for the Years Ended December 31,			
	2000		2001	
	As Previously Reported	Restated	As Previously Reported	Restated
Selected balance sheet data:				
Total current assets	$ 128,534	$ 125,118	$ 202,802	$ 200,312
Noncurrent assets	655,472	656,139	728,223	728,552
Total current liabilities	48,802	48,294	90,429	102,834
Noncurrent liabilities	348,778	357,499	405,288	412,515
Retained earnings	71,579	60,617	97,448	75,655
Selected income statement data:				
Revenue	$ 605,884	$ 587,452	$ 701,506	$ 683,873
Income before income tax expense	78,182	59,750	51,642	34,009
Income tax expense	32,042	24,572	21,463	14,661
Net income	21,986	11,024	25,869	15,038
Net income per share:				
Basic	$ 0.86	$ 0.43	$ 1.00	$ 0.58
Diluted	$ 0.85	$ 0.43	$ 0.99	$ 0.58

4. Discontinued Operations:

On April 14, 2000 (the "Measurement Date"), the Company's Board of Directors approved a plan to divest the Company's Market Strategy division as part of its strategic plan to increase long-term shareholder value and focus on its core business of accounts receivable management services. The Market Strategy division provided market research and telemarketing services. The market research assets were acquired through the January 1997 acquisition of the Tele-Research Center, Inc. and the February 1998 acquisition of The Response Center. The telemarketing assets were acquired as noncore components of the March 1999 acquisition of JDR and the August 1999 acquisition of Compass International Services Corporation. On October 26, 2000, TRC Holdings, Inc. and Creative Marketing Strategies, Inc., both management-led groups, acquired the assets of the market research and telemarketing businesses, respectively. In consideration for the purchased assets of the market research business, the Company received a $12.25 million note. In consideration for the purchased assets of the telemarketing business, the Company received a $6.0 million note.

In accordance with the Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements and the accompanying notes of the Company have been presented to reflect the Market Strategy division as discontinued operations for all periods presented.

4. Discontinued Operations (continued):

The following summary of the Market Strategy division's operations prior to the Measurement Date for the year ended December 31, 2000 has been presented net in the Company's consolidated statements of operations (amounts in thousands):

	2000
Revenue	$ 7,802
Loss from discontinued operations before income tax benefit	$ (1,498)
Income tax benefit	(523)
Loss from discontinued operations, net of income taxes	$ (975)

During the year ended December 31, 2000, the Company recorded a $23.2 million loss (net of a tax benefit of $4.3 million), or $0.90 loss per share on a diluted basis, on the disposal of the Market Strategy division. This loss reflects the difference between the net assets of the Market Strategy division and the proceeds from the divestiture as well as the operating losses from the Measurement Date through the completion of the divestiture in October 2000. Included in this loss was a write-off of $29.9 million of goodwill. Also included in this loss was an extraordinary item of $6.3 million (net of taxes of $42,000), or $0.24 per share on a diluted basis, from the loss on the disposal of the portion of the telemarketing business that was acquired with JDR. The purchase of JDR was accounted for as a pooling-of-interests transaction, and the Company had no plans or intentions to dispose of JDR's telemarketing business at the time of the acquisition.

For the period in 2000 before the Measurement Date, the loss from discontinued operations, net of taxes, included an allocation of interest expense of $441,000. For the period in 2000 from the Measurement Date through the divestiture date, the loss on the disposal of discontinued operations included an allocation of interest expense of $706,000. The interest expense was allocated to the Market Strategy division based on the expected proceeds.

5. Business Combinations:

The following acquisitions have been accounted for under the purchase method of accounting. As part of the purchase accounting, the Company recorded accruals for acquisition related expenses. These accruals included professional fees related to the acquisition and termination costs related to certain redundant personnel immediately eliminated at the time of the acquisitions.

On February 20, 2001, the Company merged NCO Portfolio Management, Inc. ("NCO Portfolio"), its wholly owned subsidiary, with Creditrust Corporation ("Creditrust") to form a new public entity (Nasdaq: NCPM) focused on the purchase of accounts receivable (the "Creditrust Merger"). After the Creditrust Merger, the Company owned approximately 63 percent of the outstanding stock of NCO Portfolio, subject to certain adjustments. The Company's contribution to the NCO Portfolio merger consisted of $25.0 million of purchased accounts receivable. As part of the Creditrust Merger, NCO Portfolio signed a ten-year service agreement that appointed the Company as the sole provider of collection services to NCO Portfolio. The Company has agreed to offer all of its future U.S. accounts receivable purchase opportunities to NCO Portfolio. In connection with the Creditrust Merger, the Company amended its revolving credit facility to allow the Company to provide NCO Portfolio with a $50 million revolving line of credit in the form of a subfacility under its existing credit facility. Initially, NCO Portfolio borrowed $36.3 million to fund the Creditrust Merger.

5. **Business Combinations (continued):**

On August 19, 2002, the Company acquired certain assets and related operations, excluding the purchased accounts receivable portfolio, and assumed certain liabilities of Great Lakes Collection Bureau, Inc. ("Great Lakes"), a subsidiary of GE Capital Corporation ("GE Capital"), for $10.1 million in cash. The Company funded the purchase with borrowings under its revolving credit agreement. NCO Portfolio acquired the purchased accounts receivable portfolio of Great Lakes for $22.9 million. NCO Portfolio funded the purchase with $2.3 million of existing cash and $20.6 million of nonrecourse financing provided by CFSC Capital Corp. XXXIV (see note 10). This nonrecourse financing is collateralized by the Great Lakes purchased accounts receivable portfolio. As part of the acquisition, the Company and GE Capital signed a multi-year agreement under which the Company will provide services to GE Capital. The Company allocated $4.1 million of the purchase price to the customer list and recognized goodwill of $2.1 million. All of the goodwill is deductible for tax purposes. Because the closing balance sheet has not been finalized, the allocation of the fair market value to the acquired assets and liabilities of Great Lakes was based on preliminary estimates and may be subject to change. As a result of the acquisition, the Company expects to expand its current customer base, strengthen its relationship with certain existing customers and reduce the cost of providing services to the acquired customers through economies of scale. Therefore, the Company believes the allocation of a portion of the purchase price to goodwill is appropriate. The following is a preliminary allocation of the net purchased assets of Great Lakes, excluding the purchased accounts receivable portfolio (amounts in thousands):

	As of August 19, 2002
Current assets	$ 2,480
Property and equipment	4,316
Goodwill	2,053
Client list	4,063
Total assets	12,912
Current liabilities	2,313

On December 9, 2002, the Company acquired all of the stock of The Revenue Maximization Group, Inc. ("RevGro") for $17.5 million in cash, including the repayment of $889,000 of RevGro's pre-acquisition debt. The Company funded the purchase with $16.8 million of borrowings under its revolving credit agreement and existing cash. The Company allocated $4.7 million of the purchase price to the customer list and recognized goodwill of $9.3 million. None of the goodwill is deductible for tax purposes. Because the closing balance sheet has not been finalized, the allocation of the fair market value to the acquired assets and liabilities of RevGro was based on preliminary estimates and may be subject to change. As a result of the acquisition, the Company expects to expand its current customer base, strengthen its relationship with certain existing customers and reduce the cost of providing services to the acquired customers through economies of scale. Therefore, the Company believes the allocation of a portion of the purchase price to goodwill is appropriate. The following is a preliminary allocation of the net purchased assets of RevGro (amounts in thousands):

	As of December 9, 2002
Current assets	$ 7,026
Property and equipment	485
Goodwill	9,339
Client list	4,698
Total assets	21,585
Current liabilities	4,090

5. Business Combinations (continued):

The following summarizes the unaudited pro forma results of operations for the years ended December 31, 2001 and 2002, assuming the acquisitions of RevGro and Great Lakes, and the Creditrust Merger had occurred as of the beginning of the respective years. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations of the consolidated entities (amounts in thousands, except per share data):

	2001	2002
	(Unaudited)	
Revenue	$ 764,351	$ 754,766
Net income (loss)	$ (3,580)	$ 38,463
Net income (loss) per share:		
Basic	$ (0.14)	$ 1.49
Diluted	$ (0.14)	$ 1.41

6. Purchased Accounts Receivable:

The Company's Portfolio Management and International Operations divisions purchase defaulted consumer accounts receivable at a discount from the actual principal balance. As of December 31, 2002, the carrying values of Portfolio Management's and International Operations' purchased accounts receivable were $149.0 million and $3.4 million, respectively. The following summarizes the change in purchased accounts receivable (amounts in thousands):

	For the Years Ended December 31,		
	2000	2001	2002
Balance, at beginning of period	$ 6,719	$ 34,475	$ 140,001
Purchased accounts receivable acquired from Creditrust	-	93,518	-
Purchases of accounts receivable	32,961	50,621	72,680
Collections on purchased accounts receivable	(20,495)	(99,868)	(120,513)
Purchase price adjustment	-	-	(4,000)
Revenue recognized	15,411	64,065	66,162
Impairment of purchased accounts receivable	-	(2,738)	(1,999)
Foreign currency translation adjustment	(121)	(72)	117
Balance, at end of period	$ 34,475	$ 140,001	$ 152,448

During the years ended December 31, 2001 and 2002, impairments of $2.7 million and $2.0 million, respectively, were recorded as a charge to income on portfolios where the carrying values exceeded the expected future cash flows. No income will be recorded on these portfolios until the carrying values have been fully recovered. As of December 31, 2001 and 2002, the combined carrying values on all impaired portfolios aggregated $5.8 million and $6.1 million, respectively, or 4.2 percent and 4.0 percent of total purchased accounts receivable, respectively, representing their net realizable value. No impairments were recorded during the year ended December 31, 2000.

6. Purchased Accounts Receivable (continued):

Included in collections for the year ended December 31, 2002, was $3.7 million in proceeds from the sale of accounts. During the year ended December 31, 2002, NCO Portfolio concluded a contract renegotiation with the seller of several existing portfolios resulting in a $4.0 million cash price reduction on several purchases from 2000 and 2001. The $4.0 million proceeds were recorded as a reduction to purchase price of the affected portfolios during 2002. On several previously impaired portfolios, the cash price reduction reduced the carrying value of such portfolios, resulting in the carrying value of certain of the portfolios becoming fully recovered. Included in revenue for the year ended December 31, 2002, was $803,000 from these fully recovered portfolios. Revenue of approximately $354,000 was recorded during the year ended December 31, 2002, on several nonimpaired portfolios due to the improved IRRs as a result of the cash price reduction.

7. Funds Held on Behalf of Clients:

In the course of the Company's regular business activities as a provider of accounts receivable management services, the Company receives clients' funds arising from the collection of accounts placed with the Company. These funds are placed in segregated cash accounts and are generally remitted to clients within 30 days. Funds held on behalf of clients of $56.8 million and $60.2 million at December 31, 2001 and 2002, respectively, have been shown net of their offsetting liability for financial statement presentation.

8. Property and Equipment:

Property and equipment, at cost, consisted of the following (amounts in thousands):

	Estimated	December 31,	
	Useful Life	2001	2002
Computer equipment	5 years	$ 75,086	$ 87,470
Computer software developed for internal use	5 years	24,734	33,542
Furniture and fixtures	5 to 10 years	13,032	17,576
Leasehold improvements	5 to 15 years	6,027	12,829
		118,879	151,417
Less accumulated depreciation		47,422	71,814
		$ 71,457	$ 79,603

Depreciation charged to operations amounted to $15.2 million, $20.1 million and $24.2 million for the years ended December 31, 2000, 2001 and 2002, respectively.

9. Intangible Assets:

Goodwill:

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangibles" ("SFAS 142"). As a result of adopting SFAS 142, the Company no longer amortizes goodwill. Goodwill must be tested at least annually for impairment, including an initial test that was completed in connection with the adoption of SFAS 142. The test for impairment uses a fair-value based approach, whereby if the implied fair value of a reporting unit's goodwill is less than its carrying amount, goodwill would be considered impaired. Fair value estimates are based upon the discounted value of estimated cash flows. The Company did not incur any impairment charges in connection with the adoption of SFAS 142 or the annual impairment test performed on October 1, 2002, and does not believe that goodwill is impaired as of December 31, 2002. The annual impairment analysis is anticipated to be completed on October 1st of each year.

9. Intangible Assets (continued):

Goodwill (continued):

SFAS 142 requires goodwill to be allocated and tested at the reporting unit level. The Company's reporting units under SFAS 142 are U.S. Operations, Portfolio Management and International Operations. Portfolio Management does not have any goodwill. The U.S. Operations and International Operations had the following goodwill (amounts in thousands):

	December 31,	
	2001	2002
U.S. Operations	$ 484,182	$ 495,575
International Operations	29,979	30,209
	$ 514,161	$ 525,784

The change in U.S. Operations' goodwill balance from 2001 to 2002 was due to the acquisitions of Great Lakes and RevGro during 2002 (see note 5). The change in International Operations' goodwill balance from 2001 to 2002 was due to changes in the exchange rates used for the foreign currency translation.

The following presents the results of operations as if SFAS 142 had been adopted as of the beginning of the respective periods (dollars in thousands):

	For the Years Ended December 31,			
	2000		2001	
	Amount	Diluted Earnings Per Share	Amount	Diluted Earnings Per Share
Net income, as reported	$ 11,024	$ 0.43	$ 15,038	$ 0.58
Add back of goodwill amortization, net of tax	11,781	0.45	11,894	0.44
Adjusted net income	$ 22,805	$ 0.88	$ 26,932	$ 1.02

Other Intangible Assets:

The Company's adoption of SFAS 142 had no effect on its other intangible assets. Other intangible assets consist primarily of customer lists and deferred financing costs. The following represents the other intangible assets (amounts in thousands):

	December 31,			
	2001		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Deferred financing costs	$ 11,881	$ 4,320	$ 12,422	$ 6,969
Customer lists	-	-	8,761	357
Other intangible assets	900	532	900	688
Total	$ 12,781	$ 4,852	$ 22,083	$ 8,014

9. Intangible Assets (continued):

Other Intangible Assets (continued):

The Company recorded amortization expense for all other intangible assets of $1.5 million, $2.4 million and $3.2 million during the years ended December 31, 2000, 2001 and 2002, respectively. The following represents the Company's expected amortization expense from these other intangible assets over the next five years (amounts in thousands):

2003	$ 4,744
2004	3,422
2005	2,539
2006	1,969
2007	1,395

10. Long-Term Debt:

Long-term debt consisted of the following (amounts in thousands):

	December 31,	
	2001	2002
Revolving credit loan	$ 206,630	$ 193,180
Convertible notes	125,000	125,000
Securitized debt	45,379	35,523
Nonrecourse debt	-	17,632
Capital leases and other	2,781	2,935
Less current portion	(21,922)	(39,847)
	$ 357,868	$ 334,423

The following summarizes the Company's required debt payments, excluding the convertible notes (amounts in thousands):

2003	$ 39,847
2004	202,135
2005	7,278
2006	9
2007	1

Revolving Credit Facility:

The Company has a credit agreement with Citizens Bank of Pennsylvania, formerly Mellon Bank, N.A., ("Citizens Bank"), for itself and as administrative agent for other participating lenders, structured as a revolving credit facility. The balance under the revolving credit facility will become due on May 20, 2004 (the "Maturity Date"). The borrowing capacity of the revolving credit facility is subject to quarterly reductions of $5.2 million until the Maturity Date, and 50 percent of the net proceeds received from any offering of debt or equity.

At the option of NCO, the borrowings bear interest at a rate equal to either Citizens Bank's prime rate plus a margin of 0.25 percent to 0.50 percent, which is determined quarterly based upon the Company's consolidated funded debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA") ratio (Citizens Bank's prime rate was 4.25 percent at December 31, 2002), or the London InterBank Offered Rate ("LIBOR") plus a margin of 1.25 percent to 2.25 percent depending on the Company's consolidated funded debt to EBITDA ratio (LIBOR was 1.38 percent at December 31, 2002). The Company is charged a fee on the unused portion of the credit facility ranging from 0.13 percent to 0.38 percent depending on the Company's consolidated funded debt to EBITDA ratio.

10. Long-Term Debt (continued):

Revolving Credit Facility (continued):

In connection with the merger of Creditrust into NCO Portfolio, the Company amended its revolving credit facility to allow the Company to provide NCO Portfolio with a revolving line of credit in the form of a subfacility under its existing credit facility. The borrowing capacity of the subfacility is subject to quarterly reductions of $3.75 million until the earlier of the Maturity Date or the date at which the subfacility is reduced to $25 million. NCO Portfolio's borrowings bear interest at a rate equal to NCO's interest rate under the revolving credit facility plus 1.00 percent.

Borrowings under the revolving credit facility are collateralized by substantially all the assets of the Company, including the common stock of NCO Portfolio, and certain assets of NCO Portfolio. The credit agreement contains certain financial covenants such as maintaining net worth and funded debt to EBITDA requirements, and includes restrictions on, among other things, acquisitions and distributions to shareholders. As of December 31, 2002, the Company was in compliance with all required financial covenants.

The following summarizes the availability under the revolving credit facility (amounts in thousands):

	December 31, 2002		
	NCO Group	NCO Portfolio	Combined
Maximum capacity	$ 206,725	$ 40,000	$ 246,725
Less:			
Outstanding borrowings	156,300	36,880	193,180
Unused letters of credit	2,316	-	2,316
Available	$ 48,109	$ 3,120	$ 51,229

Convertible Notes:

In April 2001, the Company completed the sale of $125.0 million aggregate principal amount of 4.75 percent Convertible Subordinated Notes due April 2006 ("Notes") in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933. The Notes are convertible into NCO common stock at an initial conversion price of $32.92 per share. The Company will be required to repay the $125.0 million of aggregate principal if the Notes are not converted prior to their maturity in April 2006. The Company used the $121.3 million of net proceeds from this offering to repay debt under its revolving credit agreement. In accordance with the terms of the credit agreement, 50 percent of the net proceeds from the Notes permanently reduced the maximum borrowings available under the revolving credit facility.

Securitized Debt:

NCO Portfolio assumed four securitized notes in connection with the Creditrust Merger, one of which is included in an unconsolidated subsidiary, Creditrust SPV 98-2, LLC (see note 23). The remaining three notes are reflected in long-term debt. These notes were originally established to fund the purchase of accounts receivable. Each of the notes payable is nonrecourse to the Company and NCO Portfolio, is secured by a portfolio of purchased accounts receivable, and is bound by an indenture and servicing agreement. Pursuant to the Creditrust Merger, the trustee appointed NCO as the successor servicer for each portfolio of purchased accounts receivable within these securitized notes. When the notes payable were established, a separate nonrecourse special purpose finance subsidiary was created to house the assets and issue the debt. These are term notes without the ability to re-borrow. Monthly principal payments on the notes equal all collections after servicing fees, collection costs, interest expense and administrative fees.

10. Long-Term Debt (continued):

Securitized Debt (continued):

The first securitized note was established in September 1998 through a special purpose finance subsidiary. This note carries a floating interest rate of LIBOR plus 0.65 percent per annum, and the final due date of all payments under the facility is the earlier of March 2005, or satisfaction of the note from collections. A $900,000 liquidity reserve is included in restricted cash as of December 31, 2001 and 2002, and is restricted as to use until the facility is retired. Interest expense, trustee fees and guarantee fees aggregated $945,000 and $621,000 for period from February 21, 2001, to December 31, 2001, and for the year ended December 31, 2002, respectively. As of December 31, 2001 and 2002, the amount outstanding on the facility was $17.8 million and $15.4 million, respectively. The note issuer has been guaranteed against loss by NCO Portfolio for up to $4.5 million, which will be reduced if and when reserves and residual cash flows from another securitization, Creditrust SPV 98-2, LLC, are posted as additional collateral for this facility (see note 23).

The second securitized note was established in August 1999 through a special purpose finance subsidiary. This note carries interest at 9.43 percent per annum, with a final payment date of the earlier of August 2004, or satisfaction of the note from collections. In May 2002, the note was paid off, and the $225,000 liquidity reserve was returned to NCO Portfolio. Interest expense, trustee fees and guarantee fees aggregated $691,000 and $56,000 for the period from February 21, 2001 to December 31, 2001, and the year ended December 31, 2002, respectively.

The third securitized note was established in August 1999 through a special purpose finance subsidiary. This note carries interest at 15.00 percent per annum, with a final payment date of the earlier of December 2004, or satisfaction of the note from collections. Interest expense and trustee fees aggregated $3.3 million and $3.3 million for the period from February 21, 2001, to December 31, 2001, and for the year ended December 31, 2002. As of December 31, 2001 and 2002, the amount outstanding on the facility was $23.8 million and $20.1 million.

Nonrecourse Debt:

In August 2002, NCO Portfolio entered into a four-year exclusivity agreement with CFSC Capital Corp. XXXIV ("Cargill"). The agreement stipulates that all purchases of accounts receivable by NCO Portfolio with a purchase price in excess of $4 million, with limited exceptions, must be first offered to Cargill for financing at its discretion. The agreement has no minimum or maximum credit authorization. NCO Portfolio may terminate the agreement at any time after two years for a cost of $125,000 per month for each month of the remaining four years, payable monthly. If Cargill chooses to participate in the financing of a portfolio of accounts receivable, the financing will be at 90 percent of the purchase price, unless otherwise negotiated, with floating interest at the prime rate plus 3.25 percent (prime rate was 4.25 percent at December 31, 2002). Each borrowing is due two years after the loan is made. Debt service payments equal collections less servicing fees and interest expense. As additional interest, Cargill will receive 40 percent of the residual cash flow, unless otherwise negotiated, which is defined as all cash collections after servicing fees, floating rate interest, repayment of the note and the initial investment by NCO Portfolio, including imputed interest. Borrowings under this financing agreement are nonrecourse to NCO Portfolio and NCO, except for the assets within the special purpose entities established in connection with the financing agreement. This loan agreement contains a collections performance requirement, among other covenants, that, if not met, provides for cross-collateralization with any other Cargill financed portfolios, in addition to other remedies. As of December 31, 2002, NCO Portfolio was in compliance with all required covenants.

10. Long-Term Debt (continued):

Other:

At December 31, 2002, the Company had unused letters of credit of $2.3 million.

The Company leases certain equipment under agreements that are classified as capital leases. The equipment leases have original terms ranging from 23 to 60 months and have purchase options at the end of the original lease term.

11. Operating Leases:

The Company leases certain equipment and real estate facilities under noncancelable operating leases. These leases expire between 2003 and 2016, and most contain renewal options. The following represents the future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more (amounts in thousands). The following future minimum payments do not include the leases from the Company's former Fort Washington locations (see notes 20 and 22).

2003	$ 25,483
2004	22,346
2005	22,743
2006	18,510
2007	15,376
Thereafter	47,495
	$ 151,953

Rent expense was $17.8 million, $19.5 million and $20.9 million for the years ended December 31, 2000, 2001 and 2002, respectively. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the lease.

12. Income Taxes:

Income tax expense consisted of the following components (amounts in thousands):

	For the Years Ended December 31,		
	2000	2001	2002
Currently payable:			
Federal	$ 16,280	$ 10,809	$ 9,235
State	1,613	1,047	1,789
Foreign	1,269	376	1,329
Deferred:			
Federal	6,277	1,600	14,218
State	(214)	(239)	1,131
Foreign	(653)	1,068	-
Income tax expense	$ 24,572	$ 14,661	$ 27,702

12. Income Taxes (continued):

Deferred tax assets (liabilities) consisted of the following (amounts in thousands):

	December 31,	
	2001	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 39,380	$ 41,056
Deferred contractual revenue	14,272	13,598
Accrued expenses	8,697	8,054
Total deferred tax assets	62,349	62,708
Valuation allowance	5,014	6,347
Net deferred tax assets	57,335	56,361
Deferred tax liabilities:		
Amortization	32,060	39,074
Depreciation	12,400	12,210
Undistributed earnings of unconsolidated subsidiary	2,832	1,876
Purchased accounts receivable	30,290	35,417
Total deferred tax liabilities	77,582	88,577
Net deferred tax liabilities	$ (20,247)	$ (32,216)

The Company had federal, state, and foreign net operating loss carryforwards in the amount of $186.8 million, subject to certain limitations, available at December 31, 2002, which will expire during the years 2003 through 2021. Of this amount, $100.4 million existed as of the date of the Creditrust Merger. Due to the Creditrust ownership change in 2001, the use of the net operating loss carryforwards could be substantially curtailed by Section 382 of the Internal Revenue Code. The annual use of the net operating loss carryforwards is limited under this section and such limitation is dependent on: (i) the fair market value of Creditrust at the time of the ownership change; and (ii) the net unrealized built-in gains of Creditrust at the time of the ownership change, which are recognized within five years of the Creditrust Merger date. Based on an analysis performed by the Company, it is anticipated that $81.8 million of the Creditrust net operating loss will be available for utilization after Section 382 limitations. Accordingly, a deferred tax asset based on this amount was recorded at the date of the Creditrust Merger being available to offset future reversing temporary differences and future taxable income. At year-end, this deferred tax asset was expected to be fully utilized to offset future reversing temporary differences, primarily relating to purchased accounts receivable.

A reconciliation of the U.S. statutory income tax rate to the effective rate was as follows:

	For the Years Ended December 31,		
	2000	2001	2002
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible goodwill and other expenses	4.7	8.2	0.2
State taxes, net of federal	1.6	1.3	2.8
Benefit from foreign net operating losses	(1.4)	-	-
Other, net	1.2	(1.4)	(0.1)
Effective tax rate	41.1%	43.1%	37.9%

13. Shareholders' Equity:

Common Stock Warrants

In February 1997, the Company issued warrants to purchase 375,000 shares of NCO common stock, at $18.42 per share, in connection with the acquisition of certain assets and the assumption of certain liabilities of the Collections Division of CRW Financial, Inc. In January 2002, all of these warrants were exercised. The holders of the warrants elected to use the option of forfeiting a portion of their warrants to cover the exercise price, which resulted in the net issuance of 55,000 shares of NCO common stock.

In May 1999, the Company issued warrants to purchase 250,000 shares of NCO common stock, at $32.97 per share, in connection with the acquisition of Co-Source. During 1999, warrants to issue 228,000 shares of NCO common stock were exercised. The holders of the warrants elected to use the option of forfeiting a portion of their warrants to cover the exercise price. These exercises resulted in the net issuance of 67,000 shares of NCO common stock. Warrants to purchase 22,000 shares of NCO common stock were outstanding as of December 31, 2002. These warrants expire in May 2009.

14. Earnings Per Share:

Basic earnings per share ("EPS") was computed by dividing the income from continuing operations and the net income for the years ended December 31, 2000, 2001 and 2002, by the weighted average number of common shares outstanding. Diluted EPS was computed by dividing the adjusted income from continuing operations and the adjusted net income for the years ended December 31, 2000, 2001 and 2002, by the weighted average number of common shares outstanding plus all common equivalent shares. Income from continuing operations and net income are adjusted to add-back convertible interest expense, net of taxes, if the convertible debt is dilutive. The 2.8 million shares from the convertible debt were not included in the diluted share count for 2001 because they were antidilutive. The convertible interest, net of tax, included in the diluted EPS calculation for the year ended December 31, 2000, was $3.7 million. Outstanding options, warrants, and convertible securities have been utilized in calculating diluted amounts per share only when their effect would be dilutive.

The reconciliation of basic to diluted weighted average shares outstanding was as follows (amounts in thousands):

	For the Years Ended December 31,		
	2000	2001	2002
Basic	25,587	25,773	25,890
Dilutive effect of convertible debt	-	-	3,797
Dilutive effect of warrants	88	88	-
Dilutive effect of options	167	230	142
Diluted	25,842	26,091	29,829

15. Stock Options:

In June 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). In September 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") and the 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). The 1995 Plan and 1996 Plan, as amended, authorized 333,000 and 4.7 million shares, respectively, of incentive or nonqualified stock options. The Director Plan, as amended, authorized 150,000 shares. The vesting periods for the outstanding options under the 1995 Plan, the 1996 Plan, and the Director Plan are three years, three years and one year, respectively. The options expire no later than 10 years from the date of grant.

15. Stock Options (continued):

A summary of stock option activity for all of the plans was as follows (amounts in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding at January 1, 2000	2,611	$ 28.27
Granted	1,082	24.52
Exercised	(94)	12.58
Forfeited	(259)	33.39
Outstanding at December 31, 2000	3,340	27.10
Granted	1,116	20.22
Exercised	(189)	19.76
Forfeited	(269)	28.88
Outstanding at December 31, 2001	3,998	25.41
Granted	504	16.01
Exercised	(37)	20.47
Forfeited	(271)	26.52
Expired	(23)	27.25
Outstanding at December 31, 2002	4,171	$ 24.23

The following table summarizes information about stock options outstanding as of December 31, 2002 (shares in thousands):

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 8.67 to $19.42	701	8.49 years	$ 15.78	204	$ 15.17
$20.05 to $24.75	1,347	8.02 years	20.67	671	21.29
$25.00 to $28.75	896	7.81 years	25.33	595	25.32
$29.19 to $33.38	1,090	6.71 years	30.65	1,089	30.65
$36.88 to $61.09	137	5.44 years	44.14	137	44.14
	4,171	7.63 years	$ 24.23	2,696	$ 26.66

16. Derivative Financial Instruments:

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. While these derivative financial instruments are subject to fluctuations in value, these fluctuations are generally offset by the value of the underlying exposures being hedged. The Company minimizes the risk of credit loss by entering into these agreements with major financial institutions that have high credit ratings.

Interest Rate Hedge:

As of December 31, 2002, the Company was party to two interest rate swap agreements, which qualified as cash flow hedges, to fix LIBOR at 2.8225 percent on an aggregate amount of $83.3 million of the variable-rate debt outstanding under the revolving credit facility. The aggregate notional amount of the interest rate swap agreements is subject to quarterly reductions that will reduce the aggregate notional amount to $62 million by maturity in September 2003.

17. Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents, Trade Accounts Receivable, and Accounts Payable:

The carrying amount reported in the balance sheets approximates fair value because of the short maturity of these instruments.

Purchased Accounts Receivable:

The Company records purchased accounts receivable at cost, which is discounted from the contractual receivable balance. The Company recorded the accounts receivable acquired as part of Creditrust at fair value. The carrying value of purchased accounts receivable, which is estimated based upon future cash flows, approximates fair value at December 31, 2001 and 2002.

Investment in Securitization:

Upon completion of the merger with Creditrust, NCO Portfolio recorded the investment in securitization acquired from Creditrust at fair value. As of December 31, 2001 and 2002, the carrying value approximated fair value.

Notes Receivable:

The carrying amount reported in the balance sheets approximates market rates for notes with similar terms and maturities, and, accordingly, the carrying amount approximates fair value.

Interest Rate Hedge:

The carrying amount reported in the balance sheets is adjusted each quarter to its estimated fair value based upon quotes from the market makers of this instrument.

Long-Term Debt:

The stated interest rates of the Company's nonconvertible debt approximate market rates for debt with similar terms and maturities, and, accordingly, the carrying amounts approximate fair value. The estimated fair value of the Company's convertible debt was $113.9 million and $106.2 million as of December 31, 2001 and 2002, respectively, based on the closing market price for the convertible securities on December 31, 2001 and 2002, respectively.

18. Supplemental Cash Flow Information:

The following are supplemental disclosures of cash flow information (amounts in thousands):

	For the Years Ended December 31,		
	2000	2001	2002
Cash paid for interest	$ 24,038	$ 25,257	$ 22,426
Cash paid for income taxes	18,569	11,410	13,393
Noncash investing and financing activities:			
Fair value of assets acquired	-	123,978	32,807
Liabilities assumed from acquisitions	-	109,394	6,428
Notes received as consideration for the divestiture of the Market Strategy Division	18,250	-	-
Deferred portion of purchased accounts receivable	-	-	2,026
Warrants exercised	-	-	875

19. Employee Benefit Plans:

The Company has a savings plan under Section 401(k) of the Internal Revenue Code (the "Plan") for its U.S. Operations and Portfolio Management divisions. The Plan allows all eligible employees to defer up to 15 percent of their income on a pretax basis through contributions to the Plan, subject to limitations under Section 401(k) of the Internal Revenue Code. The Company will provide a matching contribution of 25 percent of the first 6 percent of an employee's contribution. The Company also has similar type plans for its International Operations. The charges to operations for the matching contributions were $1.7 million, $1.9 million and $2.0 million for 2000, 2001 and 2002, respectively.

20. Commitments and Contingencies:

Forward-Flow Agreement:

NCO Portfolio currently has a fixed price, three-month renewable agreement ("forward-flow") with a major financial institution that obligates NCO Portfolio to purchase, on a monthly basis, portfolios of charged-off receivables meeting certain criteria. As of December 31, 2002, NCO Portfolio was obligated to purchase accounts receivable to a maximum of $1.8 million per month through May 2003. A portion of the purchase price is deferred for 12 months, including a nominal rate of interest. The Company has guaranteed the obligations of NCO Portfolio under the forward-flow agreement.

Litigation:

The Company is party, from time to time, to various legal proceedings and regulatory investigations incidental to its business. The Company continually monitors these legal proceedings and regulatory investigations to determine the impact and any required accruals.

In June 2001, the first floor of the Company's Fort Washington, PA, headquarters was severely damaged by a flood caused by remnants of Tropical Storm Allison. During the third quarter of 2001, the Company decided to relocate its corporate headquarters to Horsham, PA. The Company has filed a lawsuit against the landlord of the Fort Washington facilities to terminate the leases. Due to the uncertainty of the outcome of the lawsuit, the Company recorded the full amount of rent due under the remaining terms of the leases during the third quarter of 2001.

In the opinion of management no other legal proceedings or regulatory investigations, individually or in the aggregate, will have a materially adverse effect on the financial position, results of operations, cash flows, or liquidity of the Company.

21. Segment Reporting:

The Company's business consists of three operating divisions: U.S. Operations, Portfolio Management and International Operations. The accounting policies of the segments are the same as those described in note 2, "Accounting Policies."

U.S Operations provides accounts receivable management services to consumer and commercial accounts for all market sectors including financial services, healthcare, retail and commercial, utilities, education, telecommunications, and government. The U.S. Operations serve clients of all sizes in local, regional and national markets. In addition to traditional accounts receivable collections, these services include developing the client relationship beyond bad debt recovery and delinquency management, delivering cost-effective accounts receivable and customer relationship management solutions to all market sectors. U.S. Operations had total assets, net of any intercompany balances, of $730.3 million and $744.3 million at December 31, 2001 and 2002, respectively. U.S. Operations provides accounts receivable management services to Portfolio Management. U.S. Operations recorded revenue of $5.7 million, $27.4 million and $35.5 million for these services for the years ended December 31, 2000, 2001 and 2002, respectively. The accounting policies used to record the revenue from Portfolio Management are the same as those described in note 2, "Accounting Policies."

21. Segment Reporting (continued):

Portfolio Management purchases and manages defaulted consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, and other consumer oriented companies. Portfolio Management had total assets, net of any intercompany balances, of $153.7 million and $167.8 million at December 31, 2001 and 2002, respectively.

International Operations provides accounts receivable management services across Canada and the United Kingdom. International Operations had total assets, net of any intercompany balances, of $44.9 million and $50.2 million at December 31, 2001 and 2002, respectively. International Operations provides accounts receivable management services to U.S. Operations. International Operations recorded revenue of $5.1 million and $11.5 million for these services for the years ended December 31, 2001 and 2002, respectively. The accounting policies used to record the revenue from U.S. Operations are the same as those described in note 2, "Accounting Policies."

The following tables represent the revenue, payroll and related expenses, selling, general and administrative expenses, and earnings before interest, taxes, depreciation, and amortization ("EBITDA") for each segment. EBITDA is used by the Company's management to measure the segments' operating performance and is not intended to report the segments' operating results in conformity with generally accepted accounting principles.

	For the Year Ended December 31, 2000 (amounts in thousands)			
	Revenue	Payroll and Related Expenses	Selling, General and Admin. Expenses	EBITDA
U.S. Operations	$ 548,337	$ 275,718	$ 170,532	$ 102,087
Portfolio Management	13,151	327	5,853	6,971
International Operations	31,705	17,247	9,280	5,178
Eliminations	(5,741)	-	(5,741)	-
Total	$ 587,452	$ 293,292	$ 179,924	$ 114,236

	For the Year Ended December 31, 2001 (amounts in thousands)			
	Revenue	Payroll and Related Expenses	Selling, General and Admin. Expenses	EBITDA
U.S. Operations	$ 615,743	$ 332,456	$ 221,995	$ 61,292
Portfolio Management	62,929	1,624	32,437	28,868
International Operations	37,803	21,685	10,729	5,389
Eliminations	(32,602)	(5,131)	(27,471)	-
Total	$ 683,873	$ 350,634	$ 237,690	$ 95,549

	For the year ended December 31, 2002 (amounts in thousands)			
	Revenue	Payroll and Related Expenses	Selling, General and Admin. Expenses	EBITDA
U.S. Operations	$ 639,497	$ 316,992	$ 231,986	$ 90,519
Portfolio Management	63,379	1,532	40,263	21,584
International Operations	47,636	28,409	12,957	6,270
Eliminations	(47,062)	(11,528)	(35,534)	-
Total	$ 703,450	$ 335,405	$ 249,672	$ 118,373

22. Net Loss Due to Flood and Relocation of Corporate Headquarters:

In June of 2001, the first floor of the Company's Fort Washington, PA, headquarters was severely damaged by a flood caused by remnants of Tropical Storm Allison. During the third quarter of 2001, the Company decided to relocate its corporate headquarters to Horsham, PA. The Company has filed a lawsuit against the landlord of the Fort Washington facilities to terminate the leases. Due to the uncertainty of the outcome of the lawsuit, the Company has recorded the full amount of rent due under the remaining terms of the leases during the third quarter of 2001. The Company has also recorded other expenses and expected insurance proceeds during the third quarter of 2001 in connection with the flood and the relocation of the corporate headquarters. The net effect of the charges and the gain from the insurance proceeds included in selling, general and administrative expenses during the third quarter of 2001 was $11.2 million. During 2002, the Company received insurance proceeds in excess of its original estimate, which resulted in a gain of approximately $1.3 million. This gain was included in the Statement of Income in "other income (expense)."

23. Investments in Unconsolidated Subsidiaries:

NCO Portfolio owns a 100 percent retained residual interest in an investment in securitization, Creditrust SPV 98-2, LLC, which was acquired as part of the Creditrust Merger (see note 5). This transaction qualified for gain on sale accounting when the purchased accounts receivable were originally securitized by Creditrust. This securitization issued a nonrecourse note that is due the earlier of January 2004 or satisfaction of the note from collections, carries an interest rate of 8.61 percent, and had a balance of $5.5 million and $2.4 million as of December 31, 2001 and 2002, respectively. The retained interest represents the present value of the residual interest in the securitization using discounted future cash flows after the securitization note is fully repaid, plus a cash reserve. As of December 31, 2001 and 2002, the investment in securitization was $7.3 million and $7.5 million, respectively, composed of $4.0 million and $4.2 million, respectively, in present value of discounted residual cash flows plus $3.3 million in cash reserves for each year. NCO Portfolio's maximum exposure to loss as a result of its involvement with this investment in securitization would be limited to the carrying value of the investment in the securitization. The investment accrues noncash income at a rate of 8 percent per annum on the residual cash flow component only. The income earned increases the investment balance until the securitization note has been repaid, after which collections are split between income and amortization of the investment in securitization based on the discounted cash flows. The Company recorded $211,000 and $162,000 of income on this investment for the period from February 21, 2001 to December 31, 2001, and for the year ended December 31, 2002, respectively. The off-balance sheet cash reserves of $3.3 million, plus the first $1.3 million in residual cash collections received after the securitization note has been repaid, have been pledged as collateral against another securitized note (see note 10). The Company performs collection services for Creditrust SPV 98-2, LLC and recorded service fee revenue of $1.9 million and $1.8 million for the years ended December 31, 2001 and 2002, respectively.

23. Investments in Unconsolidated Subsidiaries (continued):

NCO Portfolio has a 50 percent ownership interest in a joint venture, InoVision-MEDCLR-NCOP Ventures, LLC ("Joint Venture"), with IMNV Holdings, LLC ("IMNV"). The Joint Venture was established in 2001 to purchase utility, medical and other various small balance accounts receivable and is accounted for using the equity method of accounting. Included in "other assets" on the Balance Sheets was NCO Portfolio's investment in the Joint Venture of $574,000 and $3.4 million as of December 31, 2001 and 2002, respectively. Included in the Statements of Income, in "interest and investment income," was $118,000 and $762,000 for the years ended December 31, 2001 and 2002, respectively, representing the Company's 50 percent share of operating income from this unconsolidated subsidiary. The Company performs collection services for the joint venture and recorded service fee revenue of $547,000 and $4.7 million for the years ended December 31, 2001 and 2002, respectively. The Joint Venture has access to capital through a lender who, at its option, lends 90 percent of the value of the purchased accounts receivable to the Joint Venture. Borrowings carry interest at the prime rate plus 4.25 percent (prime rate was 4.25 percent at December 31, 2002). Debt service payments equal total collections less servicing fees and expenses until each individual borrowing is fully repaid and the Joint Venture's original investment is returned, including interest. Thereafter, Cargill is paid a residual 40 percent of collections, less servicing costs. Individual loans are required to be repaid based on collections, but not more than two years from the date of borrowing. The debt is cross-collateralized by all portfolios in which the lender participates, and is nonrecourse to NCO Portfolio. The following table summarizes the financial information of the Joint Venture (amounts in thousands):

	As of and for the Years Ended December 31,	
	2001	2002
Total assets	$ 5,581	$ 11,638
Total liabilities	4,455	4,944
Revenue	1,061	9,832
Operating income	236	1,524

24. Related Party Transactions:

The Company uses an airplane that is partly owned by Michael J. Barrist, Chairman, President, and Chief Executive Officer of NCO. During 2000, 2001 and most of 2002, the Company paid the total monthly management fee associated with the airplane and its share of out-of-pocket costs to a third-party management company for its use of the airplane. The third-party management company is not affiliated with Mr. Barrist. Effective November 2002, the Company changed its arrangement with Mr. Barrist. The Company now reimburses Mr. Barrist for the use of the plane based on a per-hour rate. The per-hour rate consists of actual operating costs plus the hourly cost equivalent for the monthly management fee and depreciation. The Company paid costs of $368,000, $363,000 and $478,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

The Company is party to certain split-dollar life insurance policies, which were purchased in 1997. These policies separately insure: (i) the joint lives of Michael J. Barrist and his spouse; and (ii) the joint lives of Charles C. Piola, Jr. and his spouse. Under the terms of the split-dollar agreement, the Company paid the premiums for certain survivorship life insurance policies on the lives of Mr. and Mrs. Barrist and Mr. and Mrs. Charles C. Piola, Jr. with an aggregate face value of $50.0 million and $30.0 million, respectively, only to the extent that the premiums are in excess of the cost of the term insurance coverage. While the proceeds of the policies are payable to the beneficiaries designated by the respective executives, the Company has an interest in the insurance benefits equal to the cumulative amount of premiums it has paid and is not responsible to pay any premiums in excess of the cash surrender value of the respective policies. In November 2002, it was determined that the Company would suspend payment of premiums for these policies. Subsequently, the Company has decided to terminate the split-dollar agreements. In conjunction with this termination, the Company will transfer the existing policies to the insured, and will be reimbursed for all premiums paid on theses policies. During December 2002, the Company inadvertently paid $138,000 of premiums that were reimbursed by Mr. Barrist and Mr. Piola in January 2003.

25. Recently Issued and Proposed Accounting Pronouncements:

During 2001, the Accounting Staff Executive Committee approved an exposure draft on Accounting for Certain Purchased Loans or Debt Securities (formerly known as Discounts Related to Credit Quality) (Exposure Draft–December 1998). The proposal would apply to all companies that acquire loans for which it is probable at the acquisition date that all contractual amounts due under the acquired loans will not be collected. The proposal addresses accounting for differences between contractual and expected future cash flows from an investor's initial investment in certain loans when such differences are attributable, in part, to credit quality. The scope also includes such loans acquired in purchased business combinations. If adopted, the proposed SOP would supersede Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. In June 2001, the Financial Accounting Standards Board ("FASB") cleared the SOP for issuance subject to minor editorial changes and planned to issue a final SOP in early 2002. The SOP has not yet been issued. The proposed SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio's initial cost of accounts receivable acquired. The proposed SOP would require that the excess of the contractual cash flows over expected future cash flows not be recognized as an adjustment of revenue, expense or on the balance sheet. The proposed SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, the carrying value of a portfolio would be written down to maintain the original IRR. Increases in expected future cash flows would be recognized prospectively through adjustment of the IRR over a portfolio's remaining life. The exposure draft provides that previously issued annual financial statements would not need to be restated. Until final issuance of this SOP, the Company cannot ascertain the effects on its reporting.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures required by guarantors in their interim and annual financial statements. FIN 45 also requires a guarantor to recognize a liability at the date of inception for the fair value of the obligation it assumes under the guarantee. The disclosure requirements are effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure requirements of FIN 45, and is in the process of determining the effect of the adoption of the recognition and measurement provisions of FIN 45 will have on its financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN" 46), "Consolidation of Variable Interest Entities". The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 defines variable interest entities and requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The disclosure requirements are effective for periods ending after December 15, 2002. The consolidation requirements apply immediately to variable interest entities created after January 31, 2003, and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The Company adopted the disclosure requirements of FIN 46, and does not believe the adoption of FIN 46 will have a material impact on its financial position and results of operations.

NCO GROUP, INC.
Consolidating Statement of Income
(Unaudited)
(Amounts in thousands)

	For the Year Ended December 31, 2002			
	NCO Group	NCO Portfolio	Intercompany Eliminations	Consolidated
Revenue	$ 675,605	$ 63,379	$ (35,534)	$ 703,450
Operating costs and expenses:				
Payroll and related expenses	333,873	1,532		335,405
Selling, general and administrative expenses	244,943	40,263	(35,534)	249,672
Depreciation and amortization expense	27,004	320		27,324
	605,820	42,115	(35,534)	612,401
	69,785	21,264	-	91,049
Other income (expense):				
Interest and investment income	2,643	1,024	(445)	3,222
Interest expense	(13,182)	(8,224)	430	(20,976)
Other income (expense)	(216)	-		(216)
	(10,755)	(7,200)	(15)	(17,970)
Income before income tax expense	59,030	14,064	(15)	73,079
Income tax expense	22,433	5,269		27,702
Income from operations before minority interest	36,597	8,795	(15)	45,377
Minority interest (1)	-	(15)	(3,203)	(3,218)
Net income	$ 36,597	$ 8,780	$ (3,218)	$ 42,159

(1) NCO Group owns 63% percent of the outstanding common stock of NCO Portfolio Management, Inc.

NCO GROUP, INC.
Schedule II – Valuation and Qualifying Accounts

	Balance at beginning Year	Additions		Deductions [1]	Balance at end of year
		Charged to costs and Expenses	Charged to other accounts		
Year ended December 31, 2000:					
Allowance for doubtful accounts	$ 5,391,000	$ 5,906,000	$ -	$ (4,217,000)	$ 7,080,000
Year ended December 31, 2001:					
Allowance for doubtful accounts	$ 7,080,000	$ 4,250,000	$ -	$ (6,019,000)	$ 5,311,000
Year ended December 31, 2002:					
Allowance for doubtful accounts	$ 5,311,000	$ 8,293,000	$ -	$ (6,319,000)	$ 7,285,000

[1] Uncollectable accounts written off, net of recoveries.

Forward-Looking Statements

Except for historical information, matters discussed in the Annual Report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. For a discussion of factors that could cause actual results to differ from those expressed or implied by the forward-looking statements, please read "Forward-Looking Statements," "Item 1. Business – Investment Considerations" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, which is a part of this Annual Report.

Photos in this Annual Report were taken at corporate headquarters in Horsham, Pennsylvania, and NCO call centers in Hampton, Virginia and Getzville, New York.


NCO group®

www.ncogroup.com